SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 2/1/02
1-15000

FORM 6-K

02012696

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 1, 2002

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains copies of the English-language versions of the company's Financial Review and Strategic Review, each for the financial year 2001, which have been made available to the shareholders of the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: February 1, 2002

By: /s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

By: /s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer



Concentration Convergence Confidence
Strategic Review 2001

Infineon technologies

Never stop thinking.

Concentration

A process focusing on the essentials, designed to make Infineon Technologies fit for the future. Looking ahead to the future, we are focusing our business operations on long-term growing market segments. At the same time, we are bundling our energies in an even more streamlined and flexible organization.

Convergence

A growing number of products and technologies in the fields of electronics and communications are becoming entwined, interconnected and interlinked – resulting in a whole new range of applications. As a catalyst for technological progress and cost reductions, Infineon Technologies is making a significant contribution to the convergence of our knowledge-based society: good prospects for the future of the company.

Confidence

Infineon Technologies is well positioned to take advantage of the next upswing in the semiconductor market – and to operate in the vanguard of the industry. We have complete confidence in our strengths and are optimistic that our long-term strategy will prove to be successful. And we would like to pass this confidence on to our employees, customers, partners, and naturally to the shareholders of Infineon Technologies AG.

Dear Readers

Infineon Technologies is publishing three separate documents which are completely independent from one another in order to provide detailed information about the 2001 fiscal year (1.10.2000–30.9.2001) and the current status of the company. This approach enables us to fulfill the varying demands placed upon us by our shareholders and business partners in the international financial markets. It also provides a basis for us to reduce the considerable costs which arise from producing and distributing the required and additional reports.

To begin with, we are publishing our "Annual Report 2001" in two parts, consisting of the "Strategic Review 2001" and the "Financial Review 2001". The "Financial Review 2001" features the consolidated financial statements of Infineon Technologies for the 2001 fiscal year, as audited and certified by our independent auditing company KMPG. It also encompasses the Management Report, Financial Report, and Notes to the Consolidated Financial Statements as well as the Report of the Supervisory Board and the Independent Auditor's Report. Due to the fact that Infineon shares are listed and traded in the USA, Infineon is publishing a third document, namely the "Annual Report on Form 20-F". This report will be submitted to the U.S. supervisory body SEC (Security and Exchange Commission), and also contains the consolidated financial statements of Infineon Technologies as well as general information about the company, the contents of which are comparable to that included in a stock market prospectus.

We will be happy to send you the other documents on request. Furthermore, the contents of all three printed documents will be available on the Internet in the online information sections for the financial community at http://www.infineon.com/investor.

KEY FIGURES

KEY FIGURES INFINEON TECHNOLOGIES AG AND SUBSIDIARIES	1999	2000	2001	2001:2000	2001
Fiscal year from October 1 to September 30; in million or percent	EUR	EUR	EUR	Change in %	U.S. Dollar[1]
Revenues	4,237	7,283	5,671	–22%	5,160
By Region:					
Germany	29%	22%	31%	+8%	31%
Other Europe	28%	23%	22%	–23%	22%
USA	20%	25%	22%	–30%	22%
Asia/Pacific	21%	29%	23%	–38%	23%
Others	2%	1%	2%	–14%	2%
By Business Group:					
Wireline Communications	12%	9%	14%	+15%	14%
Wireless Solutions	20%	17%	18%	–18%	18%
Security and Chip Card ICs	7%	5%	10%	+57%	10%
Memory Products	33%	48%	28%	–54%	28%
Automotive and Industrial Electronics	16%	12%	19%	+25%	19%
Others[2]	12%	9%	11%	–6%	11%
Gross margin (% of revenues)	29%	44%	14%	–30%	14%
Research and development expenses	739	1,025	1,189	+16%	1,082
Operating income (loss)	–64	1,479	–1,125	–176%	–1,024
Net income (loss)	61	1,126	–591	–152%	–537
EBIT[3]	–13	1,670	–1,024	–161%	–932
Earnings (loss) per share – basic and/or diluted	0.10	1.83	–0.92	–150%	–0.84
Dividend per share (in EUR)	–	0.65	–	n/a	–
Net cash provided by (used in) operating activities	469	2,080	211	–90%	192
Net cash used in investing activities	–918	–2,327	–1,813	+22%	–1,649
Depreciation and amortization	573	834	1,122	+35%	1,021
Purchases of property, plant and equipment	–653	–1,571	2,282	–45%	–2,076
Property, plant and equipment (net)	3,014	4,034	5,233	+30%	4,761
Total shareholders' equity	3,655	5,806	6,900	+19%	6,278
Total assets	6,445	8,853	9,743	+10%	8,865
Equity ratio	57%	66%	71%	+5%	71%
Debt-equity ratio[4]	17%	5%	5%	+/–0%	5%
Net cash (as of September 30)[5]	–537	874	568	–35%	517
Employees (as of September 30)	25,779	29,166	33,813	+16%	33,813

[1] Exchange rate: 1 Euro = 0,9099 U.S.-Dollar (noon buying rate on September 28, 2001).
[2] Consisting of "Other Operating Segments" and "Corporate and Reconciliation".
[3] Earnings before interests, minority interests and taxes.
[4] Equivalent to short-term and long-term debt divided by total shareholders' equity.
[5] Equivalent to cash and cash equivalents plus marketable securities plus restricted cash less short-term and long-term debt.

RELATIVE PERFORMANCE OF INFINEON TECHNOLOGIES, DAX AND SOX SINCE IPO AT MARCH 13, 2000 (BASIS: WEEKLY CLOSING PRICE)


(INFINEON SHARE IN EUR)
(INDEXED)
100
80
60
40
20
0
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
2000
2001
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct
INFINEON TECHNOLOGIES (XETRA)
DEUTSCHER AKTIENINDEX (DAX)
PHILADELPHIA SEMICONDUCTOR INDEX (SOX)

AVERAGE DAILY TRADING VOLUME OF SHARES (IN XETRA) SINCE IPO IN MILLIONS


20
15
10
5
0
March 13, 2000
October 31, 2001

Forward-Looking Statements

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.



Dr. Ulrich Schumacher
President and
Chief Executive Officer

- Born 1958.
- Married, 3 children.
- Studied of electrical engineering.
- Further education in economics and administration.
- Doctorate in engineering.

Dear Shareholder,

Following our highly successful 2000 fiscal year, the 2001 fiscal year was a particularly difficult one for Infineon Technologies. The dramatic market developments impacting the semiconductor industry during the last 12 months combined with a far-reaching global economic downturn were the decisive factors influencing our business results – and posing major challenges to which we reacted with determination and resolve.

The semiconductor industry achieved a record growth rate in the year 2000, expanding by 37 percent. At the same time, Infineon posted record results for the 2000 fiscal year with a revenue growth of 72 percent and an EBIT of 1.7 billion Euro. However, the 2001 fiscal year was characterized by the most far-reaching market collapse in the history of the semiconductor industry. Instead of posting double-digit growth as originally anticipated, the market for semiconductors actually declined by about 30 percent. This dramatic slump was not foreseen by any market forecasts. Nevertheless, ongoing discussions often tend to overlook the highly favorable mid-term and long-term future growth perspectives for the semiconductor industry. It is important to note that the market for chips has expanded by an annual average of 14 percent over the last forty years. The semiconductor industry will continue to be a strong growth sector and a catalyst for the modernization of the business community and society in general in this Information Age.

The main reason for the downward spiral in the semiconductor market in the past fiscal year was the significant decline in both price and demand in the most important markets which generally drive growth, namely memory products and communications. For the first time since the mid-1970s, the market for PCs is expected to decline in 2001 – posting a drop of 4 percent. Weak demand has been accompanied by a significant drop in prices for DRAM products. The average price for a 128-Megabit memory chip decreased to a level only slightly above one U.S. Dollar in September 2001, compared to 15 U.S. Dollars in September 2000. In addition, following years of unchecked growth, the first slump in demand in the market for mobile communications occurred at the beginning of 2001. The investments committed by telecommunications companies towards expanding their data and voice communications networks also declined, contrary to original forecasts. The level of these investments will drop 5 percent this year compared to an increase of 37 percent in the year 2000. Finally, demand for security and chip card ICs also suffered due to slow growth in the communications market.

This extensive market slump not only resulted in the largest downturn ever recorded in the generally cyclical semiconductor business, but inevitably had a negative impact on Infineon's business operations. Total revenues dropped about 22 percent to 5.7 billion Euro in the 2001 fiscal year, following record revenues of 7.3 billion Euro in the 2000 fiscal year. The loss before interests, minority interests and taxes was 1 billion Euro, whereas the annual net loss amounted to 591 million Euro. The loss per share in 2001 amounted to 0.92 Euro, compared to a profit per share of 1.83 Euro in the last fiscal year. These negative developments in our company results are mainly the consequence of an intensive price war taking place in the field of memory products – which has led to a fierce competitive "shake-out" among DRAM manufacturers. This was also accompanied by increasing pressure on prices in our communications segments in the second half of the year. A case in point: the decline in the field of mobile communications led to an 18 percent drop in revenues in our Wireless Solutions Business Group.

Although manufacturers of cellular phones and network providers continue to confront unfavorable market conditions, we managed to achieve a revenue growth for all non-memory segments by almost 10 percent in the 2001 fiscal year. The Security and Chip Card ICs Business Group increased revenues by 57 percent, whereas the Automotive and Industrial Electronics Business Group expanded by 25 percent and our Wireline Communications operations by 15 percent.

Concentration – Cost-Cutting Program "Impact"

Infineon reacted with determination to the biggest downturn in demand in the history of the semiconductor industry. Back in July 2001, we developed and announced a comprehensive package of measures entitled "Impact" to cut costs and streamline our business. The aim of "Impact" is to achieve cash savings (including capital expenditures) of over 1.5 billion Euro by the end of the 2002 fiscal year. Following a thorough analysis, we identified far-reaching potential savings and implemented a series of measures. These include considerable reductions in purchasing, information services, overhead, sales and marketing, logistics and research and development. About 70 percent of savings are related to non-personnel issues. At the same time, Infineon has adjusted its level of planned capital expenditures to the difficult market situation. We are concentrating our efforts and investments on important innovations, on our core technological competencies and in consequently raising productivity, for example through the production of chips on 300mm silicon wafers in our Dresden manufacturing plant. Unfortunately, this program also entails unavoidable adjustments in the size of our workforce. Globally, we will reduce the number of employees by about 5,000. By the end of 2001, we will have cut a total of 2,400 jobs, of which 1,900 are abroad and 500 are in Germany.

2001

The resolute and successful implementation of the cost-cutting program "Impact" is a crucial step towards maintaining the innovative strength and productivity of Infineon in a tough business environment, as well as ensuring a solid financial foundation at the same time. Despite difficult market conditions, the successful secondary public offering carried out in July 2001 raised net proceeds of about 1.5 billion Euro and contributed to our targets. Furthermore, the success we had in changing the structure of our portfolio also had a positive impact. In addition, we received more than 650 million Euro by divesting our infrared components business and selling our share in the opto-semiconductor joint venture. Through the measures described above, we are moving forcefully to counteract the prevailing market conditions. We intend to emerge strengthened from the current difficult conditions in the worldwide semiconductor market.

Convergence – Technological Leadership in Increasingly Networked Markets

Despite the challenging market environment, Infineon once again maintained its competitive edge in key target markets and further expanded its technological and cost leadership.

In our Wireline Communications Business Group, we further strengthened our leading position in the markets for fiber optic components, high-speed communications, Internet access and LAN/WAN infrastructure. In particular, we increased our lead in the market for fast optical data transmission networks at 10-Gigabit/second to 40-Gigabit/second. In this segment, we further expanded our technological leadership role with the acquisition of Catamaran Communications. Infineon continues to be in the technological vanguard in introducing high-speed VDSL broadband communications standards. We have also achieved a leading position in building up the UMTS infrastructure.

In the Wireless Solutions Business Group, we systematically expanded our systems competence for GSM and for future mobile communications standards. We now rank among the very few providers of complete systems for mobile telephony, an essential prerequisite for achieving speedy growth for next-generation GPRS and UMTS mobile communications. Infineon is also in the technological vanguard when it comes to producing chips for Bluetooth, the fast wireless transmission technology for short distances.

In the 2000 calendar year, Infineon was the world market leader in producing chips for chip cards, with a market share of 34 percent. We are not only the technological forerunner in existing markets such as mobile communications, Internet access, electronic banking, electronic and mobile commerce, but there is also growing demand for innovative security and authentication systems, including biometric systems such as our fingertip sensors. Our comprehensive systems expertise – with the most advanced encryption technologies – as well as state-of-the-art security memory products and controllers open up new growth markets.

The Automotive and Industrial Electronics Business Group developed quite favorably. For the first time, our revenues surpassed the level of 1 billion Euro, consolidating our market leadership position as the second largest provider worldwide and the number one in Europe (excluding semiconductors used in car radios). With our cutting-edge systems expertise, we have an outstanding basis for offering comprehensive solutions for automotive electronics in the promising growth market of telematics.

As discussed before, the drastic decline in demand in the memory products market led to a significant drop in revenues and considerable losses in our Memory Products Business Group. Nevertheless, Infineon is in an excellent competitive position, thanks to aggressive downsizing in the structure size of chips, advanced production technologies and our world leadership in manufacturing next-generation chips on 300mm wafers, an approach which we will resolutely pursue. At the same time, we will expand our position in the less volatile target markets for specially-developed memory products and high-performance chips.

Confidence – Well-Equipped for the Future

Infineon has reacted quickly and effectively to the challenging market conditions in the global semiconductor market. On the basis of the cost reduction program "Impact", which is being currently implemented, combined with a sound financial business base, we are well-equipped to successfully meet the challenges the future will pose. With our broad customer base, our technologies as well as the high potential of our employees, we are well prepared to benefit from the next upswing in the semiconductor industry.

Our corporate motto 'Never stop thinking' will continue to guide our activities well into the future. I am convinced that we will assert ourselves and persevere with long-lasting success in an extremely dynamic market. On behalf of the entire Management Board, I would like to express my sincere thanks to all employees for their dedicated involvement and commitment, and to all shareholders for their confidence.

Sincerely yours,

Ulrich Schumacher

The 2001 Fiscal

2001

WORLD MARKET | SEMICONDUCTOR INDUSTRY | INFINEON TECHNOLOGIES

Broad-based economic stagnation in the USA.

Rise in oil prices affects industrialized countries and quickly leads to a negative impact on private consumption.

The boom in information technologies abruptly comes to an end, resulting in a sharp decline in demand for PCs and thus for memory products.

2.11. In November, the Semiconductor Industry Association (SIA) still reports a 45 percent growth rate in September 2000 for the global semiconductor branch in comparison to figures for September 1999.

At the end of the year, market analysts announce growth in total semiconductor revenues of approximately 33 percent. The DRAM market alone rose 38 percent. In comparison: over the last forty years, the entire industry posted an average annual growth rate of 14 percent.

OCTOBER – DECEMBER 2000*

2.10. The acquisition of U.S. Local Area Network specialist Ardent Technologies on behalf of the Wireless Solutions Business Group is announced and completed in April 2001.

5.10./15.12. Infineon acquires a stake in two companies, sci-worx and Ramtron International Corporation, thus gaining access to extensive expertise in the fields of communications and memory technologies.

24.10. Infineon's consumer electronics semiconductor business is sold to Micronas for 250 million Euro.

27.10. Infineon is the first semiconductor company to receive Bluetooth certification for its BlueMoon system solution.

16.11. Infineon opens a development center in Grenoble for fiber optics.

21.11. Infineon ships 100-millionth GSM baseband chipset.

28.11. IBM, Infineon and UMC roll out the first 0.13 micron logic chips. First customer shipments of these higher performing chips for network and computing applications commence in early 2002.

21.12. Infineon and Toshiba announce the joint development of FeRAM, a new memory technology.

* The dates provided generally refer to the day and month a public announcement has been made and not to the actual time the particular event took place.

Year in Review:

HARD TIMES FOR THE SEMICONDUCTOR INDUSTRY

3.1. The Semiconductor Industry Association reports an increase in the global market for semiconductors of 28 percent in November 2000, but notices evidence of weaker growth in the following months.

Chip revenues decline significantly as key customers of the semiconductor industry decide to reduce their excessively large inventories.

16.2. Telecommunications provider Nortel Networks reports an expected fall in profits and announces lay-offs.

20.2. Electronics multinational NEC revises its previous forecasts and projects a drop in profits of 33 percent. The reasons: weak demand for PCs and declining DRAM prices.

26.3. Communications chip manufacturers PMC-Sierra and Conexant Systems adjust their original profit expectations downwards and announce job cuts.

JANUARY – MARCH 2001*

22.1. Infineon demonstrates first samples of 1-Gigabyte DDR modules, which are already validated for AMD-based platforms.

26.1. Infineon's collaboration with IMEC, one of the world's leading independent research and development centers in the field of microelectronics, with headquarters in Brussels, is extended in the area of microelectronic technologies as well as design and system-oriented research.

31.1. Infineon announces an 8 percent increase in first quarter revenues with growth in all non-memory businesses, reporting a 61 percent decline in its memory products business. EBIT is down 45 percent in comparison to the record quarter posted in the period July to September 2000.

5.2. Infineon produces the world's first power semiconductors with silicon carbide schottky diodes, which enable compact switch mode power supplies with low switching losses.

20.2. An innovative baseband IC solution developed by Infineon for GPRS and EDGE mobile phones supports the transition from the second to the third generation of mobile communications.

15.3. Infineon introduces the first chipset to integrate voice and full-rate ADSL Internet services on a single linecard.

19.3. At CeBIT, Infineon presents the first system-on-a-chip solution for multibeam DVD/CD drives.

2001

WORLD MARKET **SEMICONDUCTOR INDUSTRY** **INFINEON TECHNOLOGIES**

The market for chip card ICs used for security and banking applications collapses. Investments of the telecommunications industry for wireline solutions are quickly cut back. Network providers cancel orders from suppliers. The global market for PCs declines for the first time in history.

11.4. The price of Intel shares falls rapidly, due to Morgan Stanley's prognosis of a price decline for Pentium 4 microprocessors of up to 45 percent by the end of 2001.

17.4. Cisco Systems, the world's largest networking provider, announces lower than expected profits and revenues as well as plans to cut its workforce by 8,500 people.

23.4. Shares of semiconductor producers are downgraded by Merrill Lynch, on the grounds that the industry's downturn will not reach rock bottom for at least another three months.

April – June 2001*



6.4. The first annual general shareholders' meeting since flotation votes in favor of a one-time dividend payment of 0.65 Euro per share for the record 2000 financial year.

11.4. Infineon expands its presence in two high-growth market segments by introducing the world's fastest DDR memory for 3D graphic applications as well as a new memory chip for fast networking and high-speed cache applications.

23.4. Infineon begins equipping its production lines in Dresden for the world's first 300mm volume production.

24.4. Infineon reports second-quarter revenues in line with previous quarterly revenues, but a significant decline in EBIT.

30.4. Infineon announces the acquisition of the U.S. company Catamaran Communications operating on the optical networking component market.

8.5. Infineon and Saifun establish a joint venture to develop flash memory products.

10.5./ 13.8. A U.S. jury finds Rambus liable for fraud. All patent infringement claims against Infineon are dismissed. Infineon is granted punitive damages.

20.6. Infineon announces third-quarter losses of 600 million Euro due to weak market conditions.

28.6. Vishay acquires Infineon's infrared components business for 140 million Euro.

* The dates provided generally refer to the day and month a public announcement has been made and not to the actual time the particular event took place.

The terrorist attacks in the USA on September 11 represent a setback for the world economy, accelerating the global economic downturn.

According to the latest economic forecasts the gross domestic product of the industrialized countries is expected to decline by a level of 1.5 percent in the calendar year 2001, compared to a growth rate of 3.7 percent in the year 2000.

12.7. STMicroelectronics reports a 54 percent drop in second-quarter revenues, but is cautiously optimistic for the third quarter.

26.7./27.7. Computer manufacturers Compaq, Fujitsu and NEC radically adjust their earnings forecasts downwards.

6.9. Motorola also announces an expected fall in profits.

20.9. Electronics multinational Philips announces an expected decline in revenues from its semiconductor operations.

July – September 2001*

13.7./19.7. Infineon implements a capital increase through 60 million newly-issued shares at a price of 25 Euro per share. The placement is 3.8 times oversubscribed and results in proceeds of 1.5 billion Euro.

23.7. In the third quarter, Infineon's revenues decline sequentially by 23 percent in comparison to the previous quarter. EBIT decreases to a loss of 598 million Euro, as expected. The Automotive and Industrial Electronics Business Group is the only one posting strong results.

25.7./26.9. As a reaction to ongoing weak market conditions in the high-tech sector, Infineon announces a cost-reduction and streamlining program named "Impact", aimed at achieving significant savings of at least 1 billion Euro within an 18-month period. Capital expenditures are to be radically pruned. In addition, 5,000 jobs are to be cut. The program is launched with quick and far-reaching effects. Starting in October, short-time work schedules are introduced at the company's production facilities in Regensburg and Munich.

14.8. Osram acquires Infineon's stake in their joint venture for opto-semiconductors for 565 million Euro.

16.8. Infineon introduces a triple-band tuner IC, the industry's first single-chip solution for all global terrestrial TV applications.

20.9. With its "my-d" product line, Infineon enters the fast-growing smart label market.

27.9. Infineon has samples of a 32-bit telematics controller available, which optimizes infotainment (Internet and mobile phone) links in automobiles.

The IFX Shares:

2001



Since September 2000, share prices of all chip manufacturers have been on a sharp downslide. Infineon has been no exception. The downturn set in as it became clear that growth expectations for technology markets and stocks had been too high. Falling revenues and earnings in the semiconductor industry caused by the rapid decline in consumer demand – which was initially reflected by the "early warning system" of memory chips for PCs, later on by chips for mobile communications and networking – exerted even more downward pressure on the share prices of the semiconductor manufacturers. Moreover, the global economy deteriorated steadily in 2001: in particular because of slower economic growth in the U.S., the cutbacks in capital spending among businesses, especially in the telecommunications industry, and the slump in semiconductor prices due to overly high inventories.

The consequence: A 72 percent drop in share prices of chip manufacturers and thus of the leading U.S. index, namely SOX (Philadelphia Semiconductor Index), starting at its peak in March 2000 and decreasing until September 2001. At the same time, the DAX, which is the leading German index, dropped 46 percent, a clear sign of the downturn in business confidence.

Dividend of 0.65 Euro per Share for the 2000 Fiscal Year

The excellent results achieved in the previous year made it possible for us to distribute a one-time dividend of 0.65 Euro per share for the 2000 fiscal year in April 2001, amounting in total to 407 million Euro. As announced at the time of Infineon's Initial Public Offering in March 2000, future earnings will be applied to Infineon's further development.

FISCAL YEAR	2000	2001
Stock price performance (Xetra)		
All-time high	EUR 93.60	EUR 58.25
All-time low	EUR 49.50	EUR 11.52
Closing price (end of September)	EUR 54.88	EUR 13.50
Average daily trading volume (thereof in Xetra)	2,304,229 (80 %)	3,121,172 (91 %)
Number of shares and market capitalization		
Shares outstanding (weighted average)	614 m	641 m
Shares outstanding (as of September 30)	625.5 m	693 m
Market capitalization (as of September 30)	EUR 34,327 m	EUR 9,356 m

(Source: Bloomberg)

HIGHER WEIGHTING IN MAJOR INDICES.

Successful Capital Increase despite Difficult Market Environment

The number of Infineon shares outstanding increased from 625.5 to 693 million in the 2001 fiscal year. In July 2001, 60 million shares were placed in a secondary public offering at 25 Euro per share. Despite the difficult environment on the capital market, the offering was successful with proceeds of almost 1.5 billion Euro. An additional 7.5 million shares were used in 2001 for the acquisition of the companies Catamaran Communications, Ardent Technologies and Ramtron. The capital increase has provided benefit to the Infineon stock as well. Due to the higher number of shares outstanding and the larger free float, the stock's weighting in major international indices was raised.

SHAREHOLDER STRUCTURE (AS OF SEPTEMBER 30, 2001)


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2001

Concentration:



KEEP IN SHAPE FOR THE UPSWING.

It is a simple truism: no market in the world develops equally in a positive and negative way. Fluctuations in both directions are natural. Every single company has the responsibility to be optimally prepared for fluctuations, and to react quickly should the need arise. Infineon takes this responsibility very seriously. Nevertheless: what to do in the face of an unexpected market collapse? And one which took place more abruptly than ever before! No company in the world can prepare for such a situation on a long-term basis – unless it accepts the inability to profit from sudden, positive developments on the marketplace.

In any case, one thing is sure: lamenting never got anyone anywhere. "When the going gets tough, the tough get going." Infineon has acted. With "Impact", we have initiated a process of concentration not only as a measure taken to cut costs, but also intentionally as a future-oriented program, enabling Infineon to emerge as strong as possible from the current crisis. It must be said that every comparable semiconductor company in the world is facing a similar challenge. It is not only a question of surviving crises, but above all, to be optimally prepared for the following upturn.

Within a short time, Infineon reduced its IT expenditures, pruned investments to a minimum level, restructured its overhead, concentrated its research and development activities on promising fields, limited its purchasing, and also improved and accelerated operational processes in specific departments such as logistics, distribution and marketing. When it comes to Impact, one aspect is particularly crucial: our innovative strength must not be endangered at all. Infineon will remain the technological leader in many market segments and aims to assume even greater cost leadership – goals in which Infineon is continuously investing. A perfect example is our memory chip production: our first 300mm facility in Dresden is ramped up, facilitating a 30 percent decrease in production costs for state-of-the-art DRAMs.

This is precisely what concentration means: even in difficult times, to position the company in such a way, that it can gain momentum without any delay when the market recovers again. Infineon is doing everything in its power to be prepared.

Processes:

2001

Infineon cannot do much to influence the current slackening in demand and the price decline on the semiconductor market. However, we are taking advantage of the lower capacity utilization to make our developmental, manufacturing and logistics processes even quicker and more cost-effective. From the production side, this will provide the basis for being able to react even more flexibly in the future to changing market conditions and customer requirements.



Even before the launch of our fitness program "Impact", we took steps to cut costs. Technologies designed to reduce the size of chips were developed and realized in the production process continuously, and as quickly as possible. At present, we are taking advantage of falling demand to accelerate cycle time and, therefore the processing of customer projects. Furthermore, we are currently able to apply more capacity towards moving development projects ahead as well as towards launching new products and technologies.

Largest Wafers, Smallest Chips, Lowest Costs

In the 2001 fiscal year, Infineon succeeded in initiating pilot mass production in the world's first 300mm manufacturing facility, located in Dresden. This will serve as the basis for Infineon to derive an approximately 30 percent cost reduction for dynamic memory chips (DRAMs) over a longer period. We will ramp up 300mm capacities in Germany as well as in Taiwan and expand them depending on the further market development. Infineon's total costs for DRAMs are at a highly favorable level compared to our competitors. Also in the 2002 fiscal year, we aim to significantly reduce production costs. In October 2001, we already integrated 0.14 micron technology in the 200mm production process – giving us the smallest chip structures in the semiconductor industry. As soon as all DRAM production lines have been completely converted, the 0.14 micron technology will help us achieve an additional 30 percent cost reduction.

Moreover, in the 2002 fiscal year, we will convert our mass production of ICs for cellular phones to our innovative 0.18 micron copper technology and move ahead with the launch of the 0.13 micron generation. This will enable us to considerably reduce the production costs of these logic ICs. At the same time, we are increasing the efficiency of the chips and reducing their power consumption. These improvements once again underline Infineon's technological and cost leadership in the development and production of state-of-the-art semiconductor solutions.

Cycle Time, Speed and Flexibility Are Increased

During the downturn in the semiconductor market in the year 2001, we took a series of fundamental steps to further expand our market position when the next upswing takes place:

- For example, the learning synergies derived from Infineon's integrated developmental and production facilities at different locations are leading to considerable cost savings and give us a competitive edge more quickly.

FASTER, CHEAPER, MORE FLEXIBLE.



Dr. Andreas von Zitzewitz
Member of the
Management Board,
Chief Operating Officer (COO)

- Born 1960.
- Married, 3 children.
- Studied electrical engineering.
- Doctorate in electrical engineering.

We have been able to achieve bottom-line advantages by increasing the flexibility of production capacities at all our locations, which makes it possible to manufacture more products of the same kind parallel to each other as well as to intensify our cooperation with leading contract manufacturing companies – which specialists like to call Silicon Foundries. These measures enable us to adjust logic IC capacities more quickly to changes in demand in the mobile communications, data networking, chip card and automotive sectors.

A milestone in our strategy to increase flexibility is the decision to carry over the developmental results of our two-year cooperation with the Silicon Foundry firm UMC, in our joint venture UMCi. Together with UMC, we are building a 300mm wafer plant in Singapore, to which Infineon will also commit its manufacturing expertise.

A decisive factor is the level of customer satisfaction, which we are further increasing by introducing a new, electronic logistics system to which our customers will also have access. This is one example of how we are optimizing the entire delivery process, from contract order to actual delivery – in order to be able to achieve maximal delivery power, delivery flexibility and delivery loyalty.

Targeted Investments and Highly Motivated Employees

Planned capital expenditures of 900 million Euro in the 2002 fiscal year will be used to maintain our technological edge and cost leadership, both in regards to the 300mm production process and to copper-based logic ICs production.

In particular, our developmental teams, which developed completely new or improved production and assembly processes as well as the smallest of chip generations, have catapulted Infineon to an outstanding starting point from which the company can succeed during the next economic upswing. Furthermore, in the 2001 fiscal year, our employees submitted more than 22,000 suggestions for improvements – to make business processes faster or more cost-effective – which do not directly involve their own areas of responsibility. Almost 18,000 ideas, 13 percent more than the year before, were put in practice, resulting in an additional savings potential of 53 million Euro.

TOTAL INVESTMENTS
IN EURO MILLIONS


4,000
3,000
2,000
1,000
0
1,923
1,571
2,901
2,282
2000
2001
INFINEON GROUP
THEREOF PROPERTY, PLANT AND EQUIPMENT

Finances:

2001

We have prescribed a fitness and cost-cutting program for Infineon called Impact, which not only leads to quick, short-term effects, but ensures that the company will benefit from financial flexibility in the long run. At the end of the 2001 fiscal year, Infineon attained a significantly positive net cash position. This was due to the cost-cutting measures as well as to the proceeds derived from the capital increase implemented in July and the divestiture of several businesses.



In the middle of 2001, it became evident that the downturn in demand would continue. For this reason, we developed and initiated a cost reduction program called "Impact". It was designed to bundle all energies in order to identify potential savings throughout the company of at least 1 billion Euro and to quickly implement the necessary measures to attain this goal. Beforehand, we had already taken steps designed to counteract the market downturn. For example, in April 2001, Infineon decided to reduce planned investments in the 2001 fiscal year by 500 million Euro and to cut investments in the 2002 fiscal year by an additional 1 billion Euro. In addition, starting in June 2001, Infineon imposed a hiring freeze to the greatest possible extent.

In order to maintain our cash flow at a stable level in the 2002 fiscal year, we took the additional step of further reducing planned capital expenditures by 600 million Euro to a current volume of 900 million Euro. Furthermore, we are planning to reduce research and development expenses. Nevertheless, it is our intention to continue investing in key strategic projects.

2.4 Billion Euro from Portfolio Optimization and Capital Increase

We restructured our operations portfolio in the 2001 fiscal year in order to more effectively concentrate on our core business, from which Infineon raised 900 million Euro. We received an additional 1.5 billion Euro in proceeds from the issuance of ordinary shares in July 2001. These measures led to a positive net cash position of 568 million Euro in the 2001 fiscal year. This resulted in a positive balance of accounts receivable less debt at the end of the 2001 fiscal year, which was higher than originally expected.

Equity Ratio at 71 Percent at Year's End

Total assets at September 30, 2001, increased during the 2001 fiscal year by 10 percent to over 9.7 billion Euro. Shareholders' equity rose to 6.9 billion Euro. Therefore, the equity ratio reached a level of 71 percent at the end of the 2001 fiscal year, 5 percentage points higher than the year before.

Furthermore, we concluded separate agreements for short-term and long-term credit lines with several financial institutions. From the existing credit lines, there were approximately 1.6 billion Euro available on September 30, 2001.

SOLID NET CASH POSITION.



Peter J. Fischl
Member of the Management Board, Chief Financial Officer (CFO) and Labor Director

- Born 1946.
- Married, 2 children.
- Industrial clerk.

Job Reductions Are Unavoidable

Unfortunately, the far-reaching cost-cutting program also entails unavoidable adjustments in the size of our workforce. The number of employees worldwide will be reduced by about 5,000. Moreover, staff at our production facilities in Regensburg and Munich will be working reduced hours from October 2001 to March 2002. Expansion of operations at Infineon's state-of-the-art 300mm production plant in Dresden is expected to create 200 new jobs, and our priority is to offer newly-created positions to current employees first. Full-time contracts are being converted to part-time contracts on a voluntary basis at some Infineon locations.

We maintain our ongoing support to employees impacted by the job cuts, in order to help them optimize opportunities in finding employment elsewhere. Our considerable assistance program includes training for job applications and interviews, along with setting up appointments at recruitment companies or with employment offices. In addition, employees have been granted permission to use PC technology to search for new jobs or write applications. Infineon employees who lose their job will continue to have access to the job markets of the entire Siemens Group.

Outstanding Risk and Opportunity Management System

We have initiated and implemented a risk and opportunity management system throughout the company, which was examined and checked by KPMG, our independent auditing company. It puts us in the position of identifying and evaluating market opportunities as well as the risks involved. In this regard, it serves as the basis to quickly and effectively respond to trends and take advantage of potential opportunities. The risk and opportunity management system we have developed has become a key element of our business operations. In the meantime, we have applied for a U.S. patent for the system and were even granted public recognition in September 2001, when the company officially won the "2001 European Risk Management Award".

EMPLOYEES BY REGION
AS OF SEPTEMBER 30, 2001


OTHER EUROPE
USA
OTHER
20
3,023
5,007
16,814
ASIA/PACIFIC
GERMANY



2001

Development

Infineon has further expanded its leading-edge technological position, with a research and development budget of 1.2 billion Euro in the 2001 fiscal year. More than 5,000 employees at 29 development centers worldwide develop solutions, products and processes, which continue to set new standards for performance and efficiency.

In many devices, an increasing number of applications emerging from different electronic markets are converging. The result has been a steady increase in the complexity of semiconductor products. Infineon has successfully responded to this challenge. We take advantage of our core competencies to combine them with technologies from various fields of application in order to develop new, innovative systems solutions.

For example, our Wireless Solutions Business Group united the technologies of GSM and EDGE standards for mobile telephony onto a single chip, and additionally integrated the recording of MP3 music files. This combination of communications and entertainment was further developed for the automotive sector. The most advanced chips for telematics solutions optimally integrate a variety of different systems such as satellite navigation, Internet access, stereo equipment and voice recognition.

Milestones in the Development of Products and Partnerships

With its new developments in the 2001 fiscal year, Infineon once again achieved groundbreaking milestones and formed a series of important partnerships.



- We introduced a chip family designed to serve as an extremely compact interface for future telecommunication functions. This ensures, for the first time, the space-saving integration of voice transmission and quick data transmission, in accordance with the ADSL standard, onto a single adapter card. For even speedier transmission on an SHDSL basis, Infineon has developed the very first single chip transceiver solution.

- Infineon introduced the world's smallest single chip solution based on cost-effective CMOS technology, as part of a product family for Bluetooth applications.

- The Infotainment Controller TC1920 integrates a high-performance microcontroller and signal processing functions together with a complete telematic-specific periphery, as well as voice recognition and voice processing. This enables the development of navigation platforms, Internet radio and multimedia applications for automobiles.

RESEARCH FOR A FASCINATING FUTURE.



We are exploiting the synergies created from partnerships with other companies to facilitate the quick, cost-effective transfer of technologies into our products. Now we are also developing magnetic memory technologies (MRAM) with IBM, our long-time partner. We have entered into a partnership with Toshiba to develop next generation ferro-electric memories (FeRAM). Infineon is jointly working on a complete Bluetooth systems solution for automotive applications with Mecel.

World Record Research – Patents Ensure Competitive Edge

Records in speed and price are key determining factors, particularly for broadband communications. In the 2001 fiscal year, Infineon's research laboratories pioneered the development of a 25 Gigahertz for high-frequency converters and a 52 Gigahertz for oscillators using inexpensive standard CMOS technologies. Neither frequency has ever been achieved before – a feat which represents an important step towards manufacturing extremely fast, cost-effective chips for high-speed data transmission. Thus, Infineon set two world records, which demonstrates the extensive innovative strength of the company.

In the 2001 fiscal year, we expanded our portfolio of registered patents or patent applications by 11 percent, from a total of 28,000 to more than 31,000. This corresponds to an average of a dozen new patentable applications developed every working day of the year. We are particularly proud of this performance. At the same time, it is a commitment: we want to continue offering highly innovative and marketable products and thus ensure our technological edge.

Dr. Sönke Mehrgardt
Member of the
Management Board,
Chief Technology Officer (CTO)

- Born 1948.
- Married, 4 children.
- Studied Physics.
- Ph. D. in Natural Sciences.

RESEARCH AND DEVELOPMENT EXPENDITURES IN EURO MILLIONS


1,500
1,000
500
0
1,025
1,189
2000
2001

NUMBER OF PATENTS AND PATENT APPLICATIONS


40,000
30,000
20,000
10,000
0
28,200
31,100
2000/09/30
2001/09/30



Markets

2001

All semiconductor market segments have been impacted by the current dramatic economic downturn. For this reason, we are increasingly focusing our sales and marketing efforts on securing sales volume with our major customers and further expanding our market share through accelerated offer procedures as well as price flexibility. With the help of database marketing campaigns and the focus on distributors, we were able to achieve a stronger presence in the mass market.

One of Infineon's top priorities was securing sales volume with its largest customers within the framework of the challenging business environment prevailing in the 2001 fiscal year. We succeeded in achieving this goal in all five Business Groups. The three top customers of the Automotive and Industrial Electronics Business Group accounted for 40 percent of its total revenues. A small number of quickly expanding customers significantly increased their relative importance within the major customer portfolio of the Security and Chip Card ICs Business Group. Both the Wireline Communications and Wireless Solutions Business Groups each did more than 50 percent of their business with their top 8 and top 3 customers, respectively. The same applied to the Memory Products Business Group, in which the 7 largest customers were responsible for 50 percent of total sales. Infineon's bit growth climbed by almost 70 percent compared to the previous fiscal year, achieving a growth rate which was once again higher than overall market growth.

Growing Sales Potential in Asia and North America

NAFTA (the North America free trade zone), the Asia-Pacific region and Japan now account for almost 50 percent of Infineon's total revenues. We succeeded in maintaining our market share in the NAFTA and Asia-Pacific regions, although demand for semiconductors cooled off earlier and declined more extensively in comparison to the European market. We are continuing to consider these geographical areas as having increased significance because of their very size and market potential.

In North America, we further intensified our customer relations with the manufacturers of PCs and servers. In the market segment for wireline communications, Infineon has positioned itself as a capable, high-performance competitor offering leading-edge technologies. In the automotive sector, American electronic component suppliers are increasingly taking advantage of our technical support and systems competence in the fields of motor management, infotainment and electronics designed to raise the level of comfort and security.



PARTNER, NOT JUST SUPPLIER.

The Asia-Pacific Region is growing in importance as a sales market for the semiconductor industry. We are benefitting from the growth of this promising region by further expanding our technological expertise as well as by forming strategic partnerships and joint ventures. In Japan, we have made considerable progress in expanding our ties to automobile component suppliers and to the telecommunications industry. Furthermore, we achieved sales growth there of more than 100 percent for memory chips, an achievement which clearly demonstrates our competitiveness in comparison to local providers.

Partners for Sales and Logistics

In our direct sales activities, we naturally concentrate our efforts on the large customers which operate on a global basis. However, the importance to Infineon of indirect distribution channels and the cooperation with pure manufacturing companies, so-called Electronic Manufacturing Services (EMS), have grown considerably. Their contribution to Infineon's total revenues has climbed by 50 percent in the 2001 fiscal year.

Avnet, Insight and Pioneer/Eurodis rank among our largest distribution partners. In the EMS market, companies such as Celestica, Flextronics, SCI and Solectron emerged as key customers. They are increasingly assuming responsibility for the manufacturing of mobile communications devices on behalf of well-known brand name electronics providers. Furthermore, EMS specialists are continually expanding their design expertise for such devices. As a consequence of this trend, their interest in Infineon's systems know-how is growing within the framework of a constructive partnership.

Marketing: Globally Online and Regionally Focused

We have been able to expand our image and boost awareness of Infineon as a competent partner in all important regions of the global semiconductor market. We are intensifying the ongoing regional expansion of our sales and marketing activities, particularly in the Asia-Pacific region and in Japan. We have been implementing a new communications strategy in North America to increase our presence in key media.

We are attempting to meet the increasing information and interaction requirements of our customers through web-based marketing measures, for example via eCRM (electronic Customer Relationship Management) or MyInfineon.com, our customized Internet portal. During the process of developing these Internet tools, we intensified our entire data base marketing activities, including direct mailing campaigns, for example via Design:)Link, a new customer magazine published quarterly.



Peter Bauer
Member of the Management Board, Chief Sales and Marketing Officer (CMO)

- Born 1960.
- Married, 2 children.
- Graduated in electrical engineering.
- Certified engineer.

NET REVENUES 2001 BY GEOGRAPHIC REGION IN EURO MILLIONS


GERMANY
1,745
OTHER EUROPE
1,260
USA
1,262
ASIA/
PACIFIC
OTHERS
95

2001 Human Resources:



The leading position Infineon Technologies maintains in the semiconductor industry can mainly be attributed to the know-how of its employees. Motivation, flexibility and knowledge form the basis of our company's long-term success and excellent future perspectives in an industry marked by fierce global competition and high technological dynamics.

The guiding principles that govern the behavior of our management – which we at Infineon consider to be exemplary – take into account the environment we operate in. Creative, innovative and unconventional approaches are the prerequisites for developing new ideas and business models. Entrepreneurial thinking, customer orientation, team spirit and high achievement ideals are the values around which our corporate image has been defined. The capability to meet challenges with perseverance and a clear focus are indispensable for creating a highly-motivating environment for employees and colleagues that not only nurtures, but also creates an incentive for the workforce to improve its performance. The courage to make clear-cut decisions and the resoluteness to implement them are two factors that have been crucial for soundly positioning our company in the market.

Dual Career Planning and Infineon University

We can only secure the long-term growth of our company in a market as highly volatile as the semiconductor market if we are able to successfully compete for talented and highly-qualified employees. In order to achieve this goal, Infineon has developed a whole set of attractive and promising human resources instruments. We have introduced dual career planning in our extensive human resources development concept. Employees are offered

IT'S PEOPLE WHO MAKE A DIFFERENCE.

individual development perspectives not only at the management level, but also in regards to specialized knowledge. Thus, we are able to better balance the interests of the company and of the employees. The project in progress – Infineon University – has been conceived to serve as a strategically important dialog and learning platform for our employees. At special interest seminars, workshops and strategy meetings, we work on developing and fostering interdisciplinary and intercultural teamwork capabilities as well as the efficient transfer of know-how, all of which are crucial factors for our company.



Jürgen Buschmann
Senior Vice President,
Head of Human Resources

- Born 1952.
- Married, 1 child.
- Studied law.
- Assessor jur./Lawyer.

Market, Success and Performance-oriented Remuneration

As a global employer competing at the international level for the smartest brains in the market, we have developed a remuneration policy that is market-oriented and takes success and achievement into account. The combination of fixed and variable salary components creates additional motivation for employees who think and act entrepreneurially. The linkage of variable income with strategic and operative company goals serves as an effective management and control instrument. Furthermore, we have set up employee participation programs, for example, an employee stock purchase program and a stock option plan.

The employee stock option plan that has been in place since the company went public, was changed in the 2001 fiscal year with the approval of the Supervisory Board and the Annual Shareholders' Meeting. The aim was to establish a more internationally competitive program. One major innovation was the addition of a competitive exercise price, which is in line with the German Stock Corporation Act. Another was the enlargement of the group of eligible people to encompass about 10 percent of the company's employee base. Our International Long-Term Incentive Plan offers our best employees a plan that is equivalent at all sites worldwide, and which has been modelled after a shareholder value oriented incentive system.

EMPLOYEES BY
RESPONSIBILITIES
AS OF SEPTEMBER 30, 2001


ADMINISTRATIVE
SALES AND MARKETING
2,628
23,416
RESEARCH AND DEVELOPMENT
PRODUCTION

Staff Adjustments during Down and Upturn

In the highly volatile, dynamic international semiconductor sector, being able to permanently adjust employee resources to changes in the market in time is a crucial factor. For this reason, at Infineon we strive to carry out the measures required in a professional, consistent, timely and fair manner, in line with our management principles. This is the only way in which we will be able to secure the long-term success and existence of Infineon Technologies, both in times of downturns as well as during the next upturn.

Culture:

2001

With high-tech products designed for global voice and data communications, Infineon is paving the way for the information and knowledge-based society of the 21st century. As a technological pioneer, we are focussing our efforts to adapt our working environment to these new conditions. One example is Campeon, our new corporate headquarters.



The name **Campeon** is derived from **Camp**us and our company name Infin**eon**. The university – the classical institution of knowledge processing – serves as a model for our new corporate headquarters. Of course, it must be adapted to the requirements of a high-tech company in the 21st century.

By the end of the year 2003, up to 7,000 of Infineon's highly skilled knowledge workers will be brought together in one place – instead of being scattered at nine different locations throughout Munich. This concentration on one location will improve contacts among the employees within the company. Together with a simplification of work processes, the innovative architecture and design of the site, it will provide the basis for our employees to more intensively exchange, multiply and further develop their know-how.

Promoting the internal exchange of knowledge is just one example of Infineon's future-oriented approach, which moves above and beyond day-to-day business operations. Infineon's motto "Never Stop Thinking" not only applies to Campeon, our new corporate headquarters, but also to our social and political involvement. For this reason, in January 2001 we opened a liaison office in Berlin in order to establish a more open and direct dialog with politicians and associations.

NEW ROOM FOR NEVER STOP THINKING.

Infineon is aware of its role in societal interaction: high-tech companies can not simply trust the society and political sector to immediately understand their own needs. Therefore, Infineon will engage in an even more active dialog, both in Berlin and in Brussels, to promote increased understanding. The aim is to further improve the general framework of high-tech companies in Germany and Europe.

Our priority is to focus on relevant issues such as communications, education and research, and on the people who will deal with them: namely our children. Appropriately, one of the guidelines concerning our involvement in public affairs is "Education of the Future Generation" – a goal which we have been actively pursuing since 1999. Among other things, we promote the training, development and further education of young people who come from socially deprived families around the world.

Social Welfare Programs in Germany and the USA

Improving the future chances of succeeding generations was also one of the aims of the broadcasting marathon hosted by RTL in December 2000 and designed to raise donations for charitable purposes. As the main sponsor of the event, Infineon was in a position of supporting the TV station in successfully raising 4 million Euro for a good cause.



In cooperation with other companies, Infineon supported the nationwide "Start Social" competition in Germany in 2001. The program grants awards to the best ideas involving projects aimed at solving social problems – and, even more important, to those projects which are actually being implemented. In addition to granting financial assistance to the initiators of private and institutionalized programs, Infineon also serves as a mentor, providing practical advice and support.

Nobody has remained unmoved and unaffected by the events that occurred in New York and Washington on September 11. Shortly after this tragedy took place, we established a foundation in the USA with an initial capital of 250,000 U.S. Dollars. Its first task was to hand over the donations given by the company and its employees to the American Red Cross to help the victims and their families.

Quality

2001



We are continuously striving to orient our business processes to the advantage of our customers, to learn from what we do, and to improve or even restructure these processes when necessary. This includes the behavior of our management, the personal development and participation of employees and the expansion of partnerships along the value chain – and last but not least, our responsibility towards the society.

Experience demonstrates that companies can only maintain their leadership position in the long run by creating optimal synergies between excellent technologies and excellent management. We strive towards Business Excellence. This condition is not a status quo which should be achieved, but rather a continuous race – a path in which we are called upon to evaluate our strategies and processes time and again. Moving in the right direction towards Business Excellence, we orient ourselves on the recognized model developed by the European Foundation for Quality Management (EFQM), based in Brussels. The fact that our quality management fulfills the minimum requirements is demonstrated by our Euro norm ISO 9001 certification. Nevertheless, we continue thinking ahead.

The European Quality Award "EQA" is the most respected and acclaimed award for quality management awarded to a European company. This award has been granted annually by EFQM since 1992 with the support of the EU Commission and the European Organization for Quality.

Since Infineon was first established in 1999, we have participated in this demanding and challenging competition. In the year 2001, despite unfavorable market conditions, Infineon was named one of the finalists in the competition. For us, this honor convincingly demonstrates the quick progress we have made on the path towards Business Excellence – to other people Infineon already belongs to the best-managed companies in Europe and can be considered as an operational model for other companies.

Act in an Environmentally-Responsible Manner. Cut Costs

Our environmentally-oriented policies are based on the principle of assuming natural responsibility for the people we live with and for the environment we live in. And it is based on the realization that the natural resources on our planet are far from being limitless. During all stages of the production process, we try to create as little waste as possible. When waste prevention is not possible, we try to minimize the use of resources through recycling. One example is industrial water, up to 40 percent of which we can recycle. In the same vein, we recycle harmful chemicals and gases within closed systems.

KEEPING STANDARDS HIGH-GUARANTEED.

Such measures have had positive effects: reducing the use of those key natural resources which are important to us, avoiding environmental damage and even achieving synergies. The diminished volume of valuable resources which need to be purchased, helps us to produce more cost-effectively on a sustained basis. On the path towards the golden goal of Business Excellence, we have also had our environmental management system certified according to Euro norm ISO 14001.

Pioneer in Lead-Free Semiconductors

Together with the other large European semiconductor manufacturers Philips and STMicro, Infineon initiated a program in February 2001 that introduced a global standard to define and evaluate lead-free semiconductor products. Lead is commonly used to laminate the connecting pins of electronic components, so that they securely adhere to the soldering points. In July 2001, we had already published our first draft proposal for standards which foresaw a maximum level of 0.1 percent of lead remaining – referring to the individual material.

Up until now, the main obstacle preventing the semiconductor industry from manufacturing chips without using environmentally harmful lead was the lack of internationally uniform standards and methods to evaluate the quality and reliability of lead-free technologies. The initiative we have taken in Europe will foster and accelerate the introduction of even more environmentally-compatible production processes on a global basis. At the end of the year 2001, the first samples of lead-free components should be available.





We consider environmental protection to be an aspect of business management. Our quality standards are not limited to our products and services, but extend to all related processes, from research and development to production and distribution – also encompassing the safety of our employees.

Convergence:

2001



WIRELINE COMMUNICATIONS
WIRELESS SOLUTIONS
SECURITY AND CHIP CARD ICs
MEMORY PRODUCTS
AUTOMOTIVE AND INDUSTRIAL ELECTRONICS

INFINEON LEADS THE WAY INTO THE NEW COMMUNICATIONS AGE.

If you surf on the Internet and enter the word "convergence" in a search engine, you will be able to download hundreds of links – from websites preparing background information to companies offering convergence management and consulting – as well as hundreds of texts from around the world which are dedicated to this trend.

But let us get to the heart of the matter. What exactly is convergence? A literal translation would be "to head for each other, to correspond". In the technology sector, one refers to communications channels and tools which merge together. In other words: convergence describes the tendency to come closer together, and possibly the fusion of media which originally developed separately from each other. Take the example of cellular phones, which can now be used for accessing Internet services. Or the World Wide Web, which can be accessed not only via PC but also by using TVs equipped with multimedia functions or in one's own car with the help of consumer electronics devices enabled for mobile communications.

Therefore, it is not surprising that Medien Aktuell magazine wrote in February 2001 about a "progressive media concentration against the backdrop of convergence". Or when the focus of an article in Frankfurter Allgemeine Zeitung at the end of April 2001 was on the "co-pilot with many functions – navigation plus radio, telematics and telephone", a perfect example for convergence. There is an unlimited number of media references.

The issue of security is once again in the limelight, especially after the events of September 11, 2001. Applications such as secure data transmission over networks, electronic signatures and personal identification, all require different semiconductor technologies. Infineon is developing these very technologies and has long been selling the appropriate semiconductor solutions. "Infineon supplies chips for Pentagon employee identification cards" (Reuters, 30.10.2001). A reference which speaks for itself. Whether in Germany, Great Britain, India or in the USA, everywhere you will confront the same message: "Chip cards are just the ticket" (Financial Times, 18.4.2001). The years to come will be the communications age of technological convergence – above and beyond the inevitable development of the next mobile communications generations such as GPRS and UMTS. And Infineon will significantly lead the way for this development.

2001

Connections:

Our success in the Wireline Communications Business Group largely depends on our ability to meet the current requirements of our customers while simultaneously staying a step ahead and anticipating their constantly changing needs. Our aim is to offer just the right product at the right time.

The Wireline Communications Business Group develops semiconductors and fiber optic components integrated into local and global networks for the intermediation and transmission of voice, data and video signals. In the 2001 fiscal year, the business group managed to increase its revenues by almost 16 percent to 768 million Euro. The main reason was the increase in sales of traditional telecommunications products used in voice networks with analog and digital (ISDN) subscriber lines. The market launch of modules designed for high-speed optical fiber networks also proceeded successfully. EBIT decreased to a loss of 95 million Euro in the 2001 fiscal year, following a positive EBIT of 47 million Euro the year before. These results include a total of 126 million Euro for amortization and impairment charges due to acquisition-related expenses as well as additional costs of carrying unused capacity.

Success in New Markets

In the 2001 fiscal year, demand continued to rise for our semiconductor products used by the telecommunications industry in connection with ISDN and analog fixed lines – above all in emerging markets such as China, India and Brazil. We were able to penetrate the local markets in the Asia-Pacific region and Japan with our new 10BaseS and VDSL products. In the market for optical networking components, leading providers of data networks, such as Alcatel and Cisco, have displayed extensive interest in our fiber-to-the-home technology featuring bi-directional modules. Moreover, Infineon was successful in the future-oriented 3G market, forming a new strategic partnership with Ericsson to develop and supply semiconductors for UMTS mobile communications base stations.



Convergence of Communications Technologies

The demands placed on semiconductors for future-oriented wireline networking technologies are steadily increasing. This technological development is being driven, among other factors, by a substantial overall rise in data traffic, the increasing convergence of voice and data services in a single networking infrastructure, the rising level of competition among telecommunications companies and the growing integration of different home-based applications into a single set-top-box.

FASTER THAN THE MARKET.

The consequence is that increasingly large amounts of data will have to be transmitted over long distances – but will need to be safeguarded against unauthorized access. Moreover, information with varying data rates (voice and video) and quality requirements (voice and data) is now being transmitted simultaneously over one and the same network. This "convergence of demands" requires an even greater "intelligence" of networks.

Strategic Focus on Tomorrow's Markets

We are meeting the challenges posed by technological development by continuing to focus on our core competencies. They encompass optical fiber components and components for high-speed data transmission up to 40-Gigabits/second, as well as mixed signal integrated circuits and network processors for intelligent network nodes. For this reason, we are investing in future-oriented high-growth segments such as enabling speedier Internet access via DSL, Ethernet via telephone lines, optical and electrical components for 10-Gigabit and 40-Gigabit network nodes along with complete systems solutions to provide optical network access for users – namely the fiber-to-the-home technology.

For this reason, we continued to restructure the Wireline Communications Business Group in the 2001 fiscal year. This included the divestiture of our Infrared Components business and the Image and Video business. In April 2001, we also acquired Ardent Technologies. The company has gained expertise as the basis to enter the growing market for integrated circuits used in local area networks (LAN). We purchased Catamaran Communications in July 2001 as a means of boosting our know-how in the field of optical networking. Catamaran is the recognized leader in developing Framer ICs for the high-growth 10-Gigabit/second segment as well as for the next generation of 40-Gigabit/second components.

When one considers the VDSL technology we acquired in the year 2000 when we purchased the Israeli company Savan Communications, one arrives at the conclusion that Infineon is in an outstanding position. VDSL allows for broadband data transmission covering the "last mile" in wide area networks and local area networks to be implemented using existing telephone lines. We are well-prepared to fulfill the future-oriented requirements of our customers.



Gerhard Geiger
Chief Executive Officer,
Wireline Communications
Business Group

- Born 1947.
- Married, 2 children.
- Studied electrical engineering.
- Certified engineer (Technical University).

WIRELINE COMMUNICATIONS
IN EURO MILLIONS


800
600
400
200
0
-200
665
768
47
-95
2000
2001
NET REVENUE
EBIT

Mobility:

2001

The next mobile communication generations will further develop the interaction of cellular phones, laptops and PDAs – and serve as a catalyst unleashing a run on demand for advanced semiconductor platforms. Infineon has developed the required technologies.

Due to a significant decline in demand for cellular phones, accompanied by a sharp drop in prices for high-frequency and baseband semiconductors, total revenues of the Wireless Solutions Business Group fell to 997 million Euro in the 2001 fiscal year, 18 percent lower than the year before. EBIT was at a loss of 178 million Euro in the 2001 fiscal year, compared to a positive EBIT of 261 million Euro in the 2000 fiscal year.

Infineon continues to maintain a good competitive standing in the field of chip solutions for wireless communications, and is in an outstanding starting position to benefit from the expected market upswing.

Outstanding Positioning

In the market for mobile communications solutions, Infineon is one of the few providers able to offer the entire range of both high-frequency and baseband semiconductors required for wireless applications. For example, we supply complete systems platforms including software for modern-day GSM and GPRS cellular phones used in 2G and 2.5G mobile communications networks. At present, we are developing chipsets for the UMTS standard. Within a few years, UMTS will emerge as the third mobile communications generation ("3G") around the world and make mobile communications even speedier and more flexible. Moreover, with a market share of approximately 70 percent, we have become the leading supplier of chipsets built into wireless DECT telephones in Europe and WDCT telephones in the USA. Our experience and innovative strength in these fields have brought Infineon to the optimal starting point for the promising new mass markets for Bluetooth, wireless LAN and GPS-enabled applications.



Exposed Market Position for GSM Chipsets

Nevertheless, global demand for GSM baseband chipsets continues to remain strong. Up until the end of September 2001, Infineon had already sold more than 125 million chipsets. In addition, we further increased our sales potential in Southeast Asia in the 2001 fiscal year on the basis of our GSM/GPRS systems solutions. The official licensing of our GSM platform in China was of particular importance.

Focusing on Future Issues

We have consolidated our technological leadership in regards to third-generation technologies, one of the main future-oriented issues impacting the mobile world of communications. In connection with another future-oriented issue, namely "Short Range

FROM CHIP PRODUCER TO SYSTEM PROVIDERS.



Ulrich Hamann
Chief Executive Officer,
Wireless Solutions
Business Group

- Born 1955.
- Married, 2 children.
- Studied electrical engineering.
- Certified engineer.

Wireless", it should be noted that with its introduction of the new BlueMoon chipsets to the market, Infineon is supporting an up and coming systems standard for the wireless data transmission among electronic devices located within short distances of each other. Bluetooth modules developed by Infineon are already integrated into products from market leaders such as Sony and Nokia.

Fit for 2.5G and 3G Applications

To date, cellular phones are primarily used to handle simple telephone calls and send SMS messages. Due to the overly slow transmission of data, consumers rarely take advantage of the possibility to access Internet services on cellular phones with integrated WAP functionality. However, the market launch of 2.5G and 3G-enabled cellular phones will lead to a massive increase in mobile data communications on the Internet. The new generations of mobile communications technologies will transmit data at a speed up to 40 times higher than on a WAP-based network and up to 16 times higher than in ISDN fixed line systems. They will also provide the basis for video broadcasts. Attractive fee rates, based not on time spent on-line, but only on the data volume which has been downloaded and transmitted, will serve to further promote the utilization of GPRS, EDGE (both 2.5G) and UMTS (3G) applications. We are talking about a type of mobile leased line, which will only be billed when the user utilizes m-banking, Internet shopping or added value services in connection with a given location.

We expect the upcoming revolution in cellular phone applications to proceed in two phases because GPRS systems are comparatively less efficient than UMTS systems. However, the main advantage GPRS systems offer is that they can be integrated into an existing GSM infrastructure with a relatively moderate level of investments. UMTS requires that the telecommunications companies create a new infrastructure – and this entails extensive roll-out expenditures and longer lead time until comprehensive geographical coverage is achieved.

WIRELESS SOLUTIONS IN EURO MILLIONS


1,500
1,200
900
600
300
0
-300
1,221
261
997
-178
2000
2001
NET REVENUE
EBIT

Identification

2001

As the market leader for semiconductors integrated into chip cards and smart cards, we have extensive experience. For this reason, we are also the first contact point when it comes to achieving digital security in our increasingly networked world of data.



As technological leader, we cover almost the entire spectrum of semiconductors for intelligent security hardware with

- Chip Card ICs for identification purposes via card reading devices and for secure storage of personal data;
- Security ICs to protect applications and data from unauthorized access as well as for biometric authentication (fingerprint) in open network systems;
- Secure Memory ICs to protect digital right and therefore to prevent the unauthorized reproduction of data;
- Identification Systems ICs to electronically secure and simplify logistics and purchasing processes in a contactless manner.

Our Security and Chip Card ICs Business Group offers security controllers, security memories and other semiconductor systems solutions. These solutions are used as identification and security mediums in the fields of telecommunications, banking, health services, access control, software distribution, games and multimedia. We are the world market leader for ICs for chip cards and smart cards, thanks to our competitive edge in technologies combined with excellent customer relations. Furthermore, in the 2001 fiscal year, we further improved our position in the promising market for digital security applications. All in all, we succeeded in increasing revenues by 57 percent to 588 million Euro in comparison to the year before. However, EBIT declined to 27 million Euro in the same period. The main reason was the strong pressure on prices, which was the result of a decrease in market volume during the course of the year.

Cooperations and Capacities

We maintained our market leadership in the lucrative but increasingly competitive chip card market. We extended key partnerships with leading card manufacturers such as Gemplus, Giesecke & Devrient, OCS and SchlumbergerSema. On the basis of our launching of the world's first 16-bit processor/64-Kilobyte memory SIM chip cards for high-end GSM platforms, we were able to acquire new contracts and strengthen our market position, above all in Asia.

UNDOUBTEDLY TOP IN SECURITY.

In May 2001, we established "Ingentix", a joint venture with the Israeli company Saifun Semiconductors. Ingentix specializes in developing MultiMediaCard memory products, for example for the PDA market or MP3 compatible devices. In the future, special flash memory products based on Nitrided Read Only Memory (NROM) technology will also be developed, manufactured and marketed.

Simultaneously, we have increasingly invested in capacities for digital security. We have begun mass production of the biometric identification system FingerTIP, which is being increasingly built into laptops as well as PC keyboards and mice. We are also preparing ourselves to more forcefully enter the mass market of the global banking industry. The decision on the part of credit card companies to replace the magnetic strips on credit cards with chips opens up new market perspectives for Infineon's crypto-controllers, which have already passed their operational tests in series.

Security as a Growth Market

The issue of security has gained a new global dimension since the events of September 11, 2001. The convergence of various communications and data networks through the Internet had already changed our lives beforehand. By means of the ongoing information flow, it creates a level of comfort today to an extent which has never been achieved before. The new opportunities may also lead to abuse. It is now easier to falsify identities or to gain access to the personal data of others. As a consequence, people will increasingly be forced to accurately and reliably identify themselves in the virtual world – as they have done in the past in real-life situations, for example at the bank counter or at national borders.

In dealing with the issue of security, we do not restrict ourselves to developing optimal digital solutions. Infineon is contributing its expertise towards making political discussion more objective. We established the "Silicon Trust" network in the 2001 fiscal year, which creates synergetic effects for customers and partners who work with Infineon's security technologies.

We are confident that the market for secure, mobile and easy-to-use data applications will continue to expand considerably in the mid-term. As the world market leader with superior technology, we intend to disproportionally benefit from this market growth.



Dr. Hermann Eul
Chief Executive Officer,
Security and Chip Card ICs
Business Group

- Born 1959.
- Studied electrical engineering.
- Doctorate in engineering.

SECURITY AND CHIP CARD ICS IN EURO MILLIONS


600
400
200
0
375
49
588
27
2000
2001
NET REVENUE
EBIT

2001

Memory:

We are not only a technological leader in memory chips, but we also have the most favorable cost structures in production at our disposal. When the next upswing in the DRAM market takes place, we want to rank among the winners, and we definitely will. This also applies to our market share.



Our most important dynamic memory products are high-performance mainstream SDRAMs with capacities of 128-Megabit and 256-Megabit, as well as 512-Megabit chips which will be manufactured in the future. Dependent on customer demand, we will increasingly focus on markets with higher margins, such as high-end PCs and Internet servers. For those markets, we produce an increasingly large number of high-speed graphic memory chips (SGRAMs) and Double Data Rate (DDR) DRAM products.

Decline in Revenues in the 2001 Fiscal Year

Revenues of the Memory Products Business Group declined by 54 percent in the 2001 fiscal year to 1.6 billion Euro, although our sales of memory products, when calculated in terms of megabits, actually rose by almost 70 percent, as planned. The main reason for the downward development in revenues is the drastic reduction in prices for DRAM products. This was driven by a strong drop in worldwide demand for PCs and Internet infrastructure. At the end of the 2001 fiscal year, the costs per unit for memory products were at times only 10 percent of the price levels prevailing at the beginning of the year. As a consequence of the drop in prices, the EBIT amounted to a loss of 931 million Euro in the 2001 fiscal year, compared to a record EBIT the year before.

Key Customers Grant Top Rankings

Despite massive competition and price dumping in the 2001 financial year, Infineon succeeded in maintaining its market share and intensifying its relations with many key customers on the computer market. These efforts paid off in our achieving a high level of customer satisfaction: we continue to be one of the top 3 suppliers for 6 out of 7 of our key customers. The supplier listings of Dell and Hewlett Packard even rank Infineon as their number one chip provider. Furthermore, Compaq bestowed its "Compaq Supplier Partnership Award" on us in July 2001.

Expansion of Technological and Cost Leadership

Leading market positions in technological and cost leadership are essential to ensure long-term success in the highly competitive DRAM market. In the field of memory chips, we already rank among the forerunners in the industry both in terms of technologies and costs. For example, we create competitive advantages for ourselves by means of innovative production approaches. We managed to achieve significant gains in productivity due to the early conversion of our 200mm product line to the 0.17 micron technology and to an outstanding yield in manufacturing.

READY FOR TAKE-OFF.



Harald Eggers
Chief Executive Officer, Memory Products Business Group

- Born 1950.
- Married, 2 children.
- Studied physics.

Further milestones will follow. In the 2002 fiscal year, we intend to further increase output at our new 300mm DRAM production facilities in Dresden and Taiwan. This successfully tried and tested, highly-advanced DRAM production method will lead to a long-term 30 percent cost reduction per unit, due to a 150 percent higher yield achieved per wafer. Parallel to this, we will once again reduce the chip structure, this time to 0.14 micron, which is the basis for the additional 30 percent reduction in costs already attained in our 200mm volume production.

Not only production methods but also the chips themselves are continually being improved. Our strategy is to focus on market segments with predictably high growth rates, those which will not be so strongly impacted by future cyclical price fluctuations. These include our 512-Megabyte and 1-Gigabyte DDR-DRAM modules, which have been favorably evaluated by large chipset manufacturers such as AMD, Serverworks and VIA. The same also applies to the 288-Megabyte RDRAM module, which has been validated by Intel for use in combination with its own processors. The Mobile-RAM introduced by Infineon in July 2001 is an example of our innovative strength. It is a 128-Megabit memory chip, characterized by a particularly low level of power use. Our customers can integrate the Mobile-RAM in developing their next generation PDAs, smart phones and digital cameras, in order to make these devices even more practical and easy-to-use, as well as to maximize the lifespan of the built-in batteries.

Prepared for the Upturn

There is no doubt that an upswing in the market for memory products will once again take place. However, the timing of such a market and price recovery depends on developments in the global economy and in the overall political situation. Taking these factors into consideration, the preconditions are favorable, which will enable memory chip prices to rise considerably again following a potential reduction in production overcapacity. In addition, following the last update at the turn of the millennium, a further upgrading of both corporate and private hardware can be expected before long.

Regardless of how the market develops, Infineon can flexibly adjust its production capacities to demand, and is well prepared for the next upturn in the DRAM market.

MEMORY PRODUCTS IN EURO MILLIONS


4,000
3,000
2,000
1,000
0
-1,000
3,473
1,337
1,588
-931
2000
2001
NET REVENUE
EBIT

Convenience:

2001

Infineon is the world's second largest producer of chips for automotive electronics. By producing high-performance semiconductors, we are doing our share towards making cars even safer, more comfortable and more economical in terms of fuel consumption – and now, equipping them with more multimedia functions.







Infineon's Automotive and Industrial Electronics Business Group primarily manufactures microcontrollers, smart power ICs and complete modules for automotive and industrial applications. We are one of the few companies which is in a position to develop full systems solutions tailored to the individual requirements of the automobile industry, including steering, memory and sensory functions. This represents a major competitive edge in this market segment.

When it comes to industrial electronics, we focus on high-growth, standardized or application-specific product applications, such as drives, chargers for mobile devices and voltage converters in PC motherboards.

EBIT More Than Doubled

In the 2001 fiscal year, revenues in the Automotive and Industrial Electronics Business Group climbed 25 percent to 1.1 billion Euro. EBIT more than doubled from 69 million Euro last year to 145 million Euro. On the one hand, this can be attributed to the steady development of the automobile market in Europe and the USA. In addition, we managed to increase our market share on the Asian market for industrial electronics – accompanied by the strategic success of penetrating the Japanese market for Power ASIC/ASSP solutions.

Participation in Formula 1 Races – With AUDO

Thanks to the successful market launch of new 32-bit TriCore microcontroller generations in the 2001 fiscal year, Infineon is in a favorable competitive position – and this in the face of an increasingly large variety of infotainment and navigations systems. These important new core products are now being used by many major suppliers of automotive electronics as a platform for the design of new systems, which will be built into future generations of automobiles.

Our sponsorship of Formula 1 racecars has resulted in a mutually beneficial partnership: we gain recognition while our partner is able to take advantage of Infineon's latest technological advances. The AUDO microcontroller is the core component of a sensor system which is still able to evaluate analog and digital signals such as pressure, temperature, position and number of engine revolutions, without interruption, even at speeds of up to 300 km/hour.

The highly valuable insights gained from our Formula 1 efforts are integrated into ongoing product development work for mass producers. We are in the pole position

TAKING POLE POSITION IN TELEMATICS.



Dr. Reinhard Ploss
Chief Executive Officer,
Automotive and Industrial
Electronics Business Group

- Born 1955.
- Married, 1 child.
- Studied process engineering.
- Doctorate in engineering.

with this new generation of 32-bit microcontrollers, an achievement which has been underlined by the "Innovation of the Year 2001" prize awarded to Infineon by the specialized international trade magazine "EDN".

More Volts for More Comfort and Lower Fuel Consumption

The focus of our current work is on developing electronic components for future 42-volt electrical systems, a project done in cooperation on with DaimlerChrysler. In the future, 42-volt electrical systems will be the prerequisite for automotive systems which require even more power and are based on semiconductor applications. Tapping a 3.5 times higher voltage than today's typical 12-volt solution opens up new perspectives – raising the performance limits for electrical systems such as air conditioning, electronic motor control and braking systems, further lowering fuel consumption and increasing driving comfort even more.

Automotive industry experts estimate that at least one million vehicles will be equipped with these 42-volt networking systems annually as of the year 2010. The resulting potential convergence of all kinds of high-tech solutions will make applications such as motor control, airbag sensors and distance warning devices available at lower prices than ever before, also enabling new applications such as electronic steering. These functions will be complemented by integrated active security systems, GPS information services and mobile office communications including Internet access.

These new electronic applications are not designed to distract drivers but to boost their attention span so that they can more intensively focus on what is happening on the roads. For this reason, voice control systems will play an increasing role in automotive electronics of the future. This means that key functions will be regulated by voice. At the same time, information will need to be conveyed to the driver in an unmistakable, clearly audible manner. As a consequence, two semiconductor segments – automotive and communications – are being linked together and converging simultaneously.

In conclusion, the information age has also penetrated the long-product cycle semiconductor market for automotive electronics. This means that an increasing number of new semiconductor products will have to be produced in large quantities in shorter intervals than ever before. Infineon has the necessary, state-of-the-art production capacities and technologies at its disposal, and thus is extremely well prepared for this market development.

AUTOMOTIVE AND INDUSTRIAL ELECTRONICS – IN EURO MILLIONS


1,200
900
600
300
0
880
70
1,099
145
2000
2001
NET REVENUE
EBIT

Confidence:

2001





WELL-EQUIPPED FOR THE FUTURE.

Current macroeconomic uncertainties complicate the task of making reliable predictions about future market developments and Infineon's business operations in the 2002 fiscal year. Following the dramatic downturn in the semiconductor industry in the 2001 calendar year, leading market analysts expect moderate, single-digit growth for 2002. It is anticipated that the strong pressure on prices, tough competition and surplus production capacity momentarily will continue. Nevertheless, the semiconductor industry ranks among the most important future-oriented industrial sectors in Europe and in the entire world of technology. The semiconductor market, traditionally subject to intense cyclical fluctuations, has expanded by an average of 14 percent annually over the last forty years. It will remain a high-growth market and catalyst for the ongoing modernization of business and society in general during the Information Age.

Infineon Technologies is shaping microelectronics by creating innovative products, leading-edge solutions and services for the benefit of our customers and shareholders.

Infineon has moved ahead in fulfilling those prerequisites which are essential to ensure its sustained market success:

- We have reacted quickly and in a decisive manner to the challenging conditions prevailing on the global market by initiating our cost-reduction program "Impact", and have a solid base of financial resources at our disposal.
- We have successfully taken advantage of our independence as a public company to implement strategically vital acquisitions and to resolutely optimize our portfolio structure.
- We are well positioned in our growth segments, and rank among the market leaders in them.
- We are investing in technological and cost leadership and in the markets of tomorrow. We are making our presence felt, are forerunners in innovations, and are securing crucial competitive advantages.

Our broad-based technological portfolio and the successful expansion of our systems competence make us well-equipped to meet the growing requirements of our customers for tailor-made solutions – from system and software design for cellular phones to security applications and comprehensive solutions for telematics in automobiles.

Furthermore, we are continually working to make our company processes even quicker and more flexible – to provide the basis for rapid adjusting to market changes. This is complemented by our striving for cost leadership and the ability to adapt production capacities to market conditions within a short period. Last but not least, this provides the basis, in our opinion, for our being in a position to benefit as much as possible from the growth dynamics of the next upturn in the semiconductor market.

The group picture shows the members of the Management Board of Infineon Technologies AG (from left to right hand side): Peter J. Fischl (Finances), Peter Bauer (Sales and Marketing), Dr. Ulrich Schumacher (Chairman), Dr. Andreas von Zitzewitz (Operations) and Dr. Sönke Mehrgardt (Technology).

2001

SUMMARY CONSOLIDATED FINANCIAL DATA INFINEON TECHNOLOGIES AG AND SUBSIDIARIES	1996	1997	1998	1999	2000	2001
Summary consolidated statements of operations data	AS OF AND FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30[1] (FIGURES IN EUR MILLIONS, EXCEPT WHERE OTHERWISE STATED)					
Net sales	2,350	2,885	3,175	4,237	7,283	5,671
By Region:						
Germany	n/a[1]	1,005	1,078	1,241	1,612	1,745
Other Europe	n/a	740	783	1,203	1,647	1,260
USA	n/a	561	626	827	1,814	1,262
Asia/Pacific	n/a	551	649	899	2,100	1,309
Others	n/a	27	39	67	110	95
By Business Group:						
Wireline Communications	n/a	n/a	n/a	499	665	768
Wireless Solutions	n/a	n/a	n/a	865	1,221	997
Security and Chip Card ICs[2]	n/a	n/a	n/a	276	375	588
Memory Products	n/a	n/a	n/a	1,406	3,473	1,588
Automotive and Industrial Electronics	n/a	n/a	n/a	665	880	1,099
Others[3]	n/a	n/a	n/a	526	669	631
Cost of goods sold	–1,743	–2,220	–2,728	–3,011	–4,110	–4,904
Gross profit	607	665	448	1,227	3,172	767
Research and development expenses	–370	–457	–637	–739	–1,025	–1,189
Selling, general and administrative expenses	–223	–367	–481	–551	–670	–786
Restructuring charge[4]	–	–	–816	–	–	–117
Other operating income (expense), net	40	–21	–9	–2	2	199
Operating income (loss)	53	–180	–1,496	–64	1,479	–1,125
Interest income (expense), net, inclusive of subsidies	49	45	–35	43	75	–1
Equity in earnings (losses) of associated companies	3	–56	–151	34	101	25
Gain on associated company share issuance[5]	–	–	–	–	53	11
Other income, net	1	1	2	18	36	65
Minority interests	–1	–1	–1	–	–6	5
Income (loss) before income taxes	105	–192	–1,682	31	1,738	–1,019
Income tax benefit (expense)	12	96	907	30	–612	429
Net income (loss)	117	–95	–775	61	1,126	–591
Basic earnings (loss) per share[6]	0.19	–0.16	–1.29	0.10	1.83	–0.92
Diluted earnings (loss) per share[6]	0.19	–0.16	–1.29	0.10	1.83	–0.92
EBIT[7]	57	–235	–1,645	–13	1,670	–1,024
By Business Group:						
Wireline Communications	n/a	n/a	n/a	22	47	–95
Wireless Solutions	n/a	n/a	n/a	182	261	–178
Security and Chip Card ICs[2]	n/a	n/a	n/a	24	49	27
Memory Products	n/a	n/a	n/a	–238	1,337	–931
Automotive and Industrial Electronics	n/a	n/a	n/a	23	69	145
Others[3, 8]	n/a	n/a	n/a	–26	–93	8

SUMMARY CONSOLIDATED FINANCIAL DATA
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

	1996	1997	1998	1999	2000	2001
	AS OF AND FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30[1] (FIGURES IN EUR MILLIONS, EXCEPT WHERE OTHERWISE STATED)					
Summary consolidated balance sheets data						
Cash and cash equivalents	10	15	12	30	511	757
Marketable securities	n/a	–	–	–	498	93
Inventories	n/a	647	583	677	841	882
Total current assets	n/a	1,617	2,117	2,523	3,835	2,876
Property, plant and equipment, net	n/a	2,669	2,198	3,014	4,034	5,233
Long-term investments, net	n/a	33	28	130	432	655
Restricted cash	n/a	–	–	64	132	86
Total assets	3,562	4,595	4,760	6,445	8,853	9,743
Short-term debt, including current portion of long-term debt	139	176	106	495	138	119
Long-term debt, excluding current portion	688	889	893	135	128	249
Shareholders' equity	1,870	2,228	2,096	3,655	5,806	6,900
Summary consolidated statements of cash flows data						
Net cash provided by operating activities	–	496	–185	469	2,080	211
Net cash used in investing activities	–	–1,655	–959	–918	–2,327	–1,813
Depreciation and amortization	478	597	578	573	834	1,122
Purchases of property, plant and equipment	n/a	–1,409	–763	–653	–1,571	–2,282
The IFX Share (as of September 30)[9]						
Dividend per share (EUR)[10]	n/a	n/a	n/a	–	0.65	–
Closing price Xetra Trading System (EUR)	n/a	n/a	n/a	n/a	54.88	13.50
Closing price New York Stock Exchange (USD)	n/a	n/a	n/a	n/a	47.50	12.39
Shares outstanding (in million)	n/a	n/a	n/a	n/a	625.5	693.0
Market capitalization (EUR m)	n/a	n/a	n/a	n/a	34,327	9,356
Market capitalization (USD m)	n/a	n/a	n/a	n/a	29,711	8,586
Key Figures						
Equity ratio	53%	49%	44%	57%	66%	71%
Debt-equity ratio[11]	44%	48%	48%	17%	5%	5%
Net Cash (as of September 30)[12]	n/a	–1,050	–987	–537	874	568
Employees (period end in total figures)						
Total	n/a	n/a	n/a	25,779	29,166	33,813
By Region:						
Germany	n/a	n/a	n/a	12,853	14,247	16,814
Other Europe	n/a	n/a	n/a	2,842	3,409	5,007
USA	n/a	n/a	n/a	2,563	2,838	3,023
Asia/Pacific	n/a	n/a	n/a	7,521	8,672	8,949
Others	n/a	n/a	n/a	–	–	20
By Function:[13]						
Production	n/a	n/a	n/a	n/a	20,371	23,416
Research and Development	n/a	n/a	n/a	n/a	4,733	5,510
Sales and Marketing	n/a	n/a	n/a	n/a	2,043	2,259
Administrative	n/a	n/a	n/a	n/a	2,019	2,628

2001

1 Columns may not add up due to rounding; figures according to U.S. GAAP (United States Generally Accepted Accounting Principles); n/a = not applicable.
2 Prior to the 2001 financial year, the Security and Chip Card ICs segment did not meet the requirements of a reportable segment and was reported as part of the Other Operating segment. For the 2001 financial year, the Security and Chip Card ICs segment is identified as a reportable segment and due to its continuing significance, is reported separately, with prior period segment information restated for comparative purposes.
3 Consisting of "Other Operating Segments" and "Corporate and Reconciliation". Effective October 1, 2000, our Other Operating segment includes the results of certain activities previously reported under Corporate and Reconciliation, the Image and Video and Infrared Components businesses (previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 1999 and 2000 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year and to facilitate analysis of our current and future operating segment information. The Other Operating segment also includes our opto components business that is conducted through a joint venture with Osram, a Siemens subsidiary. We sold our interest in the joint venture to Osram in August 2001.
4 Consists of amounts attributable to the Impact cost saving project in 2001 and to the fabrication facility located in the North Tyneside area of northern England, which was shut down in 1998.
5 In the years 2000 and 2001, ProMOS shareholders approved the distribution of employee bonuses in the form of shares. As a result of this distribution, our proportional share of ProMOS' shareholders' equity increased by 53 million Euro in 2000 fiscal year and by 11 million Euro in 2001 fiscal year. The increase is reflected as non-operating income in the 2000 and 2001 financial year.
6 Earnings per-share data for the 1996 to 1999 financial years assume that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for all periods presented. For the 2000 financial year, the weighted average number of our company's shares outstanding was 613,852,876, or 615,121,186 on a fully diluted basis. For the 2001 financial year, the weighted average number of our company's shares outstanding was 640,566,801 on a basic and fully diluted basis.
7 We define EBIT (earnings before interest and tax) as earnings before interests and minority interests and taxes.
8 In the 2001 financial year, we revised our method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. We have revised the method to allocate excess capacity costs to a foundry model, whereby such allocations are reduced based upon the lead time of order cancellations. Any unabsorbed excess capacity costs will be included in Corporate and Reconciliation. This change did not affect prior periods. We believe that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.
Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the year ended September 30, 2001, Corporate and Reconciliation includes unallocated excess capacity costs of 27 million Euro, restructuring charges of 117 million Euro and corporate information technology development costs and charges of 71 million Euro.
9 Initial Public Offering (IPO) on March 13, 2000, in Frankfurt and New York.
10 As the Company did not exist as a separate legal entity prior to March 30, 1999, we can present dividend information only subsequent to that date.
11 Equivalent to short-term and long-term debt divided by total shareholders' equity.
12 Equivalent to cash and cash equivalents plus marketable securities plus restricted cash less short-term and long-term debt.
13 Employee numbers by function tracked since Infineon's formation as an independent company.

SHAREHOLDER INFORMATION

INFINEON TECHNOLOGIES AG

Established	April 1, 1999
Headquarters	St.-Martin-Str. 53, 81669 Munich, Germany Phone: +49 (0)89 2 34-0
Financial Year	October 1 to September 30
Independent Auditors	KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft Berlin and Frankfurt am Main

Stock Listing

On March 13, 2000, our company successfully completed its initial public offering of its securities in Germany and in the United States. Since then, Infineon shares have been officially listed on the Frankfurt Stock Exchange (ticker symbol: "IFX", German securities code number 623100) and is traded in Germany via Xetra and on the stock exchanges in Berlin, Bremen, Dusseldorf, Frankfurt, Hamburg, Hanover, Munich and Stuttgart. Options on the share trade on the German-Swiss options exchange Eurex and on other exchanges. The Infineon share is also traded on the New York Stock Exchange (NYSE) under the ticker symbol "IFX" in the form of American Depositary Shares (ADSs) -- with each ADS representing one share. The depositary for the ADSs is Morgan Guaranty Trust Company (60 Wall Street, NY 10260 New York, USA). On September 30, 2001, there were a total of 693,025,144 shares outstanding.

Contact for Investors and Analysts

Email	Investor.Relations@infineon.com
Phone/Fax	+49 (0) 89 23 4-2 66 55/-71 84 84

Media Contact

Email	Media.Relations@infineon.com
Phone/Fax	+49 (0) 89 23 4-2 84 80/-2 84 82

Visit us on the Web at www.infineon.com

FINANCIAL CALENDAR 2002*

Monday, January 21
Publication of first quarter 2002 results
Tuesday, January 22
2002 Shareholders' Annual General Meeting, 10 a.m. CET in Munich, Olympiahalle (Olympic Hall)
Tuesday, April 23
Publication of second quarter 2002 results
Tuesday, July 23
Publication of third quarter 2002 results
Tuesday, November 12
Publication of preliminary fourth quarter 2002 results and preliminary figures for the 2002 financial year

* Preliminary dates

IMPRINT STRATEGIC REVIEW 2001

Published by
Infineon Technologies AG, Munich

Responsibility
Joachim W. Binder, Achim Schneider

Infineon's Editorial Staff
Joachim W. Binder, Susanne Eyrich, Barbara Graml, Christoph Ihm, Carola Kramm, Christoph Liedtke, Ulrich Marsch, Barbara Reif, Achim Schneider, Reiner Schönrock, Guy Wolff

Designed by
OgilvyOne worldwide GmbH & Co. KG, Frankfurt am Main

Photography
Frank Blümler, Frankfurt (People)
Ralf Braum, Frankfurt (Management)

Printed by
Kunst- und Werbedruck GmbH & Co. KG, Bad Oeynhausen

Our special thanks go to all people who made our photographers shootings possible: to all employee models and to fellows of Munich-based locations: Audi Forum Airport; Baureferat Technisches Rathaus; Haus der Bayerischen Wirtschaft; HypoVereinsbank Arabellastraße, Max-Planck-Gesellschaft am Hofgarten. Likewise, we would like to thank Siemens Communications and Fujitsu Siemens for lending us products so we could photograph them.

If you would like to ORDER ADDITIONAL COPIES of the Strategic Review 2001 or the company's Financial Review 2001 document either in German or in English, or if you would like to view these reports and the latest investor information online, please visit us on the Internet at: www.infineon.com/investor. Shareholders and other interested investors may also obtain free copies by calling or writing to Investor Relations.

FOR INTERNAL ORDERS

LZF Fuerth-Bislohe

Intranet order	http://c4bs.spls.de
Fax order	+49 (0) 9 11 6 54 42 71
Order Number Strategic Review 2001	(German) B192-H7969 (English) B192-H7969-X-X-7600

TECH GLOSSARY

3G – Third Generation, stands for new networking technologies used in mobile communications.

ASIC – Application Specific Integrated Circuit. Logic IC constructed for a specific application and implemented on an integrated circuit.

BLUETOOTH – Technology for wireless voice and data transmission over short distances.

Chip Card – Plastic card with built-in memory chip or microprocessor, can be combined with personal identification number (PIN).

CDMA – Code Division Multiple Access. Process used in mobile communications systems, allowing several users simultaneous access to a transmission channel. Advantage: optimal utilization of available transmission bandwidth.

CMOS – Complementary Metal Oxide Semiconductor Technology. Technology used to produce microchips with low power usage and high level of integration.

DECT – Digital Enhanced Cordless Telecommunications. Uniform European standard for wireless digital communications systems.

DRAM – Dynamic Random Access Memory. Widely-used memory chip technology based on high level integration and consequently low price. Examples of DRAM chips: SDRAM, DDR DRAM, Rambus or in logic ICs embedded DRAM. (See "RAM")

Ethernet – Network for high-speed communications for application limited to local areas (covering several 10s of meters to 10 km).

Flash Memory – A kind of non-volatile memory. Its contents are preserved, even if the power supply is switched off.

GPRS – General Packet Radio Service. New generation of mobile communications of the 2.5 Generation for higher data transmission capacities (up to 115 KB/s) in GSM networks.

GPS – Global Positioning System. Radio-based location identification and positioning process via direct reception of radio signals.

GSM – Global System for Mobile Communication. The most widely used digital mobile communications standard in the world.

IC/ICs – Integrated Circuit(s). Electronic component parts on the basis of semiconductor materials such as silicon; numerous, with each other connected components such as transistors and diodes can be integrated into an IC.

ISDN – Integrated Services Digital Network. On-line type of connections, integrating telecommunications services such as telephone, fax or data transmissions into one single network.

LAN – Local Area Network (Local network). Data communications network limited to an extremely limited physical space, for example within one building.

MAN – Metropolitan Area Network. Data communications network for a relatively limited area, for example a city.

Megabit (Mbit) – About one million bits. A bit is a unit for measuring information or for calculation purposes, which assumes one of two values, for example "right"/"wrong" or "0"/"1".

Megabyte (MB) – About one million bytes. A byte is a unit of measurement for information units in data processing devices. A byte corresponds to 8 bit.

Memory – Synonym for RAM and ROM (see "RAM", "ROM"). Can apply to every device, which stores data in machine-readable form.

Microcontroller – A microprocessor integrated into a single IC combined with memory and interfaces, functioning as an embedded system. The most complex logical integrated circuits can be implemented in a microcontroller and controlled per software.

Micrometer/Micron – Metric linear measure, corresponding to the millionth part of a meter. Symbol: µm (Micron). Example: the diameter of a single hair of a person is 0.1 micrometer.

PDA – Personal Digital Assistant. An electronic address book, appointment calendar and notebook, most recently available in combination with cellular phones; synchronized with the PC.

RAM – Random Access Memory (Direct access memory). Data memory known as main or primary memory, containing programs and data from external memory sources. It loses data without power supply. Examples: SRAM and SGRAM. (See "DRAM")

ROM – Read-only Memory. Digital, non-volatile data memory, in which data can be permanently stored even without power supply.

Semiconductor – A crystalline material, which demonstrates electrical conductivity upon warming, increasing the level of conductivity with rising temperature. Semiconductors are, for example, silicon, germanium or gallium-arsenide. The term is also applied to ICs made of this material.

Silicon – Material with semi-conducting characteristics. Silicon is widely used in the semiconductor industry as a basic raw material (silicon wafers).

Telematic – Invented term derived from Telecommunication and Informatic. Generic term for the integration of voice, data and visual communications technologies.

UMTS – Universal Mobile Telecommunications System. Designed to be the future global digital standard for mobile communications. UMTS enables data transmission of up to 2 Mbit/s – 200 times the rate of current systems.

Volatile Memory – Memory which loses the information stored in it when power supply is switched off.

Wafer – Disc made of a semiconductor material such as silicon, with a diameter of up to 300 mm. In the production of ICs, it is cut out of a single crystal and forms the substrate of integrated circuits.

WAN – Wide Area Network. Data communications network for a large geographic area.

xDSL – x Digital Subscriber Line. Generic term for various technical concepts for broadband, digital data transmission via existing copper telephone lines. Depending on the configuration, the "x" stands for ADSL, SDSL or VDSL.

Organization:

THE INFINEON COMPANY

Board	Corporate Center
Dr. Ulrich Schumacher (CEO) Peter Bauer (CMO), Peter J. Fischl (CFO), Dr. Sönke Mehrgardt (CTO), Dr. Andreas v. Zitzewitz (COO)	Ulrich Hamann

Regional	Business Groups				
Infineon Technologies Asia Pacific Pte. Ltd. Loh Kin Wah	Wireline Communications Gerhard Geiger, Thomas Seifert	Wireless Solutions Ulrich Hamann	Security and Chip Card ICs Dr. Hermann-Josef Eul	Memory Products Harald Eggers	Automotive and Industrial Electronics Dr. Reinhard Ploß
	Principal Products				
Infineon Technologies Japan K.K. Yasuaki Mori	Codecs, SLICs, ISDN, ADSL, VDSL, SHDSL, T1/E1; ICs for routing, switching and optical modules, high-speed ICs	Baseband ICs, Linear RF ICs, Silicon Discretes, GaAs products, RF modules	Security memory ICs, security microcontroller ICs, encryption ICs, FingerTIP ICs, MultiMediaCards	Mainstream DRAMs (128-Mbit), high-end DRAMs (256-Mbit, Rambus), high-speed graphics, ASICs with embedded DRAM, hard disc drive controllers	Power semiconductors (discretes, ICs and modules) and microcontrollers (8-bit, 16-bit, 32-bit) with embedded memory
	Principal Applications				
Infineon Technologies North America Corp. Jan du Preez	Internet access, WAN, LAN and MAN	Mobile telephone systems, cordless telephone systems; major standards are: GSM, GPRS, UMTS, WDCT, DECT and Bluetooth	Telecommunications, banking, healthcare, access control, software distribution, games, mobile storage	Personal and notebook computers, PC upgrades, workstations and servers, communication equipment, computer peripherals	Automotive: Powertrain (engine control, transmission control), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), infotainment (dashboard, car radio, telematics/ navigation) Industrial: Power management & supplies, drives and power distribution
	Largest Customers in FY 2001				
	Alcatel, Cisco, Ericsson, Huawei, Nortel, Siemens	Acer, Ericsson, Matsushita, Motorola, Nokia, Sagem, Siemens, Vtech	Gemplus, Giesecke & Devrient, Oberthur Card Systems, SchlumbergerSema	Acer, Cisco, Compaq, Dell, HP, IBM, Sun	Bosch, Delphi, Denso, Hella, Siemens/VDO, Visteon

Accounting & Financial Reporting Robert Hawliczek	Alliances Dr. Thomas Schwarcz	Corporate Audits Franz Ruiss	Corporate Backends Dr. Karl Platzöder	Corporate Development Dr. Franz Neppl
Corporate Financial Controlling Peter Gruber	Corporate Frontends Dr. Werner Mohr	Corporate & Investor Communications Guy Wolff	Corporate Purchasing Peter Reischl	Corporate Research Prof. Karl Joachim Ebeling
Corporate Risk Management Steven Bechhofer	Finance & Treasury Gerhard Henschel	Human Resources Jürgen Buschmann	Information Technology Karl Pomschar	Legal Department Michael v. Eickstedt
Logistics Hans-Martin Schweizer	Operational Excellence Dr. Ditmar Kranzer	Quality Management Hans Mahler	Sales Awa Garlinska, Alexander Everke	

As of 2001/10/31

[Never stop thinking]

Infineon Technologies • Concentration Convergence Confidence • Strategic Review 2001

Strategic Review 2001
Printed in Germany
Order Number: B192-H7969-X-X-7600 (English)

Published by Infineon Technologies AG, Munich



Concentration Convergence Confidence
Financial Review 2001

Infineon technologies

Never stop thinking.

Concentration

A process focusing on the essentials, designed to make Infineon Technologies fit for the future. Looking ahead to the future, we are focusing our business operations on long-term growing market segments. At the same time, we are bundling our energies in an even more streamlined and flexible organization.

Convergence

A growing number of products and technologies in the fields of electronics and communications are becoming entwined, interconnected and interlinked – resulting in a whole new range of applications. As a catalyst for technological progress and cost reductions, Infineon Technologies is making a significant contribution to the convergence of our knowledge-based society: good prospects for the future of the company.

Confidence

Infineon Technologies is well positioned to take advantage of the next upswing in the semiconductor market – and to operate in the vanguard of the industry. We have complete confidence in our strengths and are optimistic that our long-term strategy will prove to be successful. And we would like to pass this confidence on to our employees, customers, partners, and naturally to the shareholders of Infineon Technologies AG.

DEAR READERS:

Infineon Technologies is publishing three separate documents which are completely independent from one another in order to provide detailed information about the 2001 fiscal year (1.10.2000–30.9.2001) and the current status of the company. This approach enables us to fulfill the varying demands placed upon us by our shareholders and business partners in the international financial markets. It also provides a basis for us to reduce the considerable costs which arise from producing and distributing the required and additional reports.

To begin with, we are publishing our "Annual Report 2001" in two parts, consisting of the "Strategic Review 2001" and the "Financial Review 2001". The "Financial Review 2001" features the consolidated financial statements of Infineon Technologies for the 2001 fiscal year, as audited and certified by our independent auditing company KMPG. It also encompasses the Management Report, Financial Report, and Notes to the Consolidated Financial Statements as well as the Report of the Supervisory Board and the Independent Auditor's Report. Due to the fact that Infineon shares are listed and traded in the USA, Infineon is publishing a third document, namely the "Annual Report on Form 20-F". This report will be submitted to the U.S. regulatory agency SEC (Securities and Exchange Commission), and also contains the consolidated financial statements of Infineon Technologies as well as general information about the company's business.

We will be happy to send you the other documents on request. Furthermore, the contents of all three printed documents will be available on the Internet on the online information sections for the financial community at http://www.infineon.com/investor.

2001



Dr. Eng. h.c. Volker Jung
Chairman of the Supervisory Board

Dear Shareholders,

The Management Board has informed the Supervisory Board in detail about the development of business and the financial situation of the company and its separate business units and about financial and investment planning at the respective meetings during the period under review. Additionally, it has submitted full quarterly reports to us and has also reported in writing about events of particular significance. Furthermore, the Chairman of the Supervisory Board has kept himself informed about important developments and decisions by the Management Board in individual meetings.

The discussions by the Supervisory Board have been dominated in particular by the situation in the semiconductor market, which has deteriorated during the course of the fiscal year. In addition to reductions in demand for PCs and mobile phones, the sudden and widespread unwillingness throughout the world to invest in communications infrastructure has put pressure on the business and the performance of almost all of Infineon's business units, particularly Memory Products.

As a reaction to this, the investment budget was reduced in the first months of the fiscal year in consultation with the Supervisory Board and was further adjusted as the year progressed. Additionally, the Management Board prepared an extensive cost reduction program placed before the Supervisory Board on July 25, 2001 and implemented it without delay. The main objective of this program is to make a rapid and noticeable improvement in the profits and liquidity position. At the same time, proper attention is also being given to the securing of the technological base as a foundation for the long-term successful development of the company. We received a progress report about the implementation of the program at an extraordinary meeting in September and confirmed that the Management Board should continue to bring all input factors rapidly and fully into line with the difficult market circumstances.

In order to finance the investment program, the Supervisory Board approved an increase in capital of 60 million shares, which brought in total proceeds of approximately 1.5 billion Euro for the company in July 2001.

Meetings of the Supervisory Board and of the Committees

Seven meetings of the Supervisory Board took place during the year under review. Resolutions were passed by the Supervisory Board both at the meetings and also by circulation of written proposals.

The Executive Committee did not need to meet during the year under review but it passed resolutions on changes to the articles of association by circulation of written proposals within the limits of the authority granted to it under the rules of procedure of the Supervisory Board.

The Investment and Finance Committee met five times during the year under review; furthermore, resolutions concerning transactions requiring approval were passed by circulation of written proposals. The main items at the meetings of the Committee were the preliminary examination of the financial statements, discussing the audit report with the auditor, ongoing monitoring of the investment planning and preparing for the Supervisory Board to approve the implementation of the increase in capital.

There was no occasion to convene the Mediation Committee formed pursuant to Section 27(3) of the German Codetermination Act (Mitbestimmungsgesetz).

Membership of the Supervisory Board

Mr Stefan Radloff's term of office on the Supervisory Board came to an end when he left the company on January 31, 2001. The Supervisory Board thanked him for his commendable work over many years for the company and on the Supervisory Board. Mr Michael Ruth was legally appointed in January as his successor as member of the Supervisory Board and representative of the executives of the company.

Financial Statements

The financial statements of Infineon Technologies AG to September 30, 2001, the consolidated financial statements of the group prepared in accordance with the provisions of U.S. GAAP applying the exemption provision of Section 292a of the German Commercial Code (HGB), and the combined report of Infineon Technologies AG and of the group have been audited by the auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, and endorsed with an unqualified auditors' certificate. We have also examined these documents ourselves.

2001

KPMG's reports on the audit of the financial statements and of the consolidated financial statements of the group prepared in accordance with the provisions of U.S. GAAP were presented to all members of the Supervisory Board and were discussed in detail initially at the meeting of the Investment and Finance Committee on November 9, 2001 and at our meeting to approve the statements on November 30, 2001 in the presence of the auditors. At this meeting, the Management Board also reported in detail on the scope, main points and expenses of the audit of the statements. We found no grounds for objection and agree with the result of the audit. The Supervisory Board has approved the financial statements prepared by the Management Board and they are therefore final.

The report on relationships with affiliated companies prepared by the Management Board and examined by the auditors pursuant to Section 312 of the German Stock Corporation Act (Aktiengesetz) was granted an unqualified certificate by the auditors, confirming that the facts stated in the report are correct, that in the legal transactions mentioned in the report the company's performance was not misrepresented, and that any possible disadvantages were not offset, and that there is no reason to evaluate the measures outlined in the report in any other way than the way in which they have been evaluated by the Management Board. We have also examined the report ourselves and the final result of our examination is that we have no objections to the concluding statement of the Management Board and agree with the result of the auditors' examination.

The Supervisory Board would like to thank the Management Board and all employees of Infineon Technologies AG for their commitment and achievement during the 2001 fiscal year. The Supervisory Board would, furthermore, like to thank the works councils for their constructive contribution.

Munich, November 2001

On behalf of the Supervisory Board

Volker Jung
Chairman of the Supervisory Board

2001

SELECTED CONSOLIDATED FINANCIAL DATA	AS OF AND FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30[1]					
	1996[2]	1997	1998	1999	2000	2001
Selected consolidated statement of operations data	(IN EURO MILLIONS, EXCEPT PER SHARE DATA)					
Net sales	2,350	2,885	3,175	4,237	7,283	5,671
Cost of goods sold	(1,743)	(2,220)	(2,728)	(3,011)	(4,110)	(4,904)
Gross profit	607	665	448	1,227	3,172	767
Research and development expenses	(370)	(457)	(637)	(739)	(1,025)	(1,189)
Selling, general and administrative expenses	(223)	(367)	(481)	(551)	(670)	(786)
Restructuring charge[3]	–	–	(816)	–	–	(117)
Other operating income (expense), net	40	(21)	(9)	(2)	2	199
Operating income (loss)	53	(180)	(1,496)	(64)	1,479	(1,125)
Interest income (expense), net, inclusive of subsidies	49	45	(35)	43	75	(1)
Equity in earnings (losses) of associated companies	3	(56)	(151)	34	101	25
Gain on associated company share issuance[4]	–	–	–	–	53	11
Other income, net	1	1	2	18	36	65
Minority interests	(1)	(1)	(1)	–	(6)	5
Income (loss) before income taxes	105	(192)	(1,682)	31	1,738	(1,019)
Income tax benefit (expense)	12	96	907	30	(612)	429
Net income (loss)	117	(95)	(775)	61	1,126	(591)
Basic and diluted income (loss) per share[5]	0.19	(0.16)	(1.29)	0.10	1.83	(0.92)
Basic and diluted income (loss) per ADS[5]	0.19	(0.16)	(1.29)	0.10	1.83	(0.92)
Dividends declared per share[6]	n/a	n/a	n/a	–	0.65	–
Dividends declared per ADS[6]	n/a	n/a	n/a	–	0.65	–

SELECTED CONSOLIDATED FINANCIAL DATA	AS OF AND FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30[1]					
	1996[2]	1997	1998	1999	2000	2001
	(IN EURO MILLIONS, EXCEPT PER SHARE DATA)					
Selected consolidated balance sheet data						
Cash and cash equivalents	10	15	12	30	511	757
Working capital (deficit) excluding cash and cash equivalents	945	560	887	444	870	(85)
Total assets	3,562	4,595	4,760	6,445	8,853	9,743
Short-term debt, including current portion of long-term debt	139	176	106	495	138	119
Long term debt, excluding current portion	688	889	893	135	128	249
Shareholders' equity	1,870	2,228	2,096	3,655	5,806	6,900
Selected consolidated operating data						
Net cash used in investing activities	—	(1,656)	(959)	(918)	(2,327)	(1,813)
Net cash provided by (used in) operating activities	—	496	(185)	469	2,080	211
Depreciation and amortization expenses	(478)	(597)	(578)	(573)	(834)	(1,122)

1 Columns may not add due to rounding.

2 Unaudited.

3 In 2001, this charge relates to the implementation of our Impact cost reduction program. In 1998, this charge consists of amounts attributable to the wafer fabrication facility located in the North Tyneside area of northern England, which was shut down.

4 In both 2000 and 2001, ProMOS shareholders approved the distribution of employee bonuses in the form of shares. As a result of this distribution, our interest was diluted, while our proportional share of ProMOS shareholders' equity increased by 53 million Euro and 11 million Euro, respectively, which increases are reflected as non-operating income.

5 Earnings per share data for the 1996 to 1999 financial years assume that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for all periods presented. For the 2000 financial year, the weighted average number of our company's shares outstanding was 613,862,876 or 615,121,186 on a fully diluted basis. For the 2001 financial year, the weighted average number of our company's shares outstanding was 640,566,801 on both a basic and a fully diluted basis.

6 As our company did not exist as a separate legal entity prior to March 30, 1999, we can present dividend information only subsequent to that date.

2001

OPERATING & FINANCIAL REVIEW 2001

- Severe market collapse in semiconductor industry and weak economic situation worldwide
- Dramatic decrease in prices for memory products
- Substantially reduced demand for wireless communications products due to difficult market conditions
- Significant revenue declines in the second half of our 2001 financial year resulting in operating losses in all segments except for Automotive and Industrial Business
- Continuing growth in our Automotive and Industrial Business
- Measures to reduce costs by more than 1 billion Euro being implemented
- Continued investment in research and development and in ramping up the production of semiconductors using 300mm technology
- Further portfolio optimization through strategic investments and the disposal of non-core assets
- Successful equity offering of 1.5 billion Euro despite difficult capital market environment

WEAK WORLD ECONOMIC SITUATION AND DRASTIC DECLINE IN SEMICONDUCTOR PRICES

In 2000, world economic growth registered 3.9 percent, the highest growth rate during the last ten years. However, the economic downturn that began in the United States in autumn 2000 spread to the European and Asian economies during calendar year 2001. The technology sector, and in particular the semiconductor and telecommunications markets, which have traditionally been highly dependent on the overall health of the economy, were particularly affected. The dramatic events of September 11, 2001 in New York and Washington have added further impediments to turning around an already weak global economy.

The extent of the downturn affecting the technology sector was initially underestimated. In autumn 2000, leading semiconductor market research firms (such as Gartner Dataquest) predicted an increase in total semiconductor sales worldwide of more than 25 percent for calendar year 2001. As of September 2001, however, Gartner Dataquest predicted a decline in worldwide semiconductor sales during calendar year 2001 of 26 percent, to 168 billion U.S. Dollar. The market for non-memory products – logic ICs, analog, discrete and optical components – is now predicted to decrease by 21 percent during the same period. The mobile communications business has been hit particularly hard, with worldwide sales in 2001 expected to decline by 30 percent compared with 2000. Total sales in the memory chip market, which includes DRAM, SRAM, and non-volatile memories (such as flash memories) and which represented approximately 28 percent of the total semiconductor market in calendar year 2000, is predicted to decline by 43 percent in calendar year 2001. According to Gartner Dataquest, the spot price market for 128-Mbit DRAM declined 90 percent from 15 U.S. Dollar in September 2000 to 1.45 U.S. Dollar at the end of September 2001.

2001


WORLD ECONOMIC GROWTH IN PERCENT
4.0
3.0
2.0
1.0
0
3.5%
2.2%
3.0%
3.9%
1.5%
1997
1998
1999
2000
2001*

* 2001 estimated.


SEMICONDUCTOR MARKET
IN U.S. DOLLAR BILLIONS
250
200
150
100
50
0
147
136
171
226
168
1997
1998
1999
2000
2001*

* 2001 estimated, as of September 2001
Source: Gartner Dataquest

Marked Decrease in Sales and EBIT

In financial year 2001, we recorded total sales of 5,671 million Euro, which represents a decrease of 22 percent from 7,283 million Euro in total sales in the 2000 financial year. Our net loss after tax amounted to 591 million Euro in the 2001 financial year, compared to net income in the prior year of 1,126 million Euro. In fiscal 2001, we suffered a loss per share of 0.92 Euro, compared to earnings of 1.83 Euro per share in our 2000 financial year. The loss before interest, minority interests and taxes totaled 1,024 million Euro for the 2001 financial year, compared to earnings before interest, minority interests and taxes (EBIT) of 1,670 million Euro in the 2000 financial year. Significant declines in demand and product prices, which continued to decline in many sectors throughout the financial year, have negatively influenced EBIT and sales of all segments, with the exception of Automotive and Industrial.

TOTAL SALES IN EURO MILLIONS*


7,500
6,000
4,500
3,000
1,500
0
4,237
7,283
5,671
1999
2000
2001

* as of the financial year ended September 30.

2001

EBIT – EARNINGS (LOSS) BEFORE INTEREST, MINORITY INTERESTS, AND TAXES
IN EURO MILLIONS


2,000
1,000
0
-1,000
-2,000
-13
1,670
-1,024
1999
2000
2001

NET INCOME (LOSS)
IN EURO MILLIONS


1,500
1,000
500
0
-500
-1,000
61
1,126
-591
1999
2000
2001

NET INCOME (LOSS)
PER SHARE DILUTED IN EURO


2.00
1.00
0
-1.00
-2.00
0.10
1.83
-0.92
1999
2000
2001

Extensive Cost Reduction Program Being Implemented

Due to the continued weakness of the technology sector, in July 2001 we announced an extensive cost reduction program called Impact. The program is projected to reduce operating costs by more than 1 billion Euro.

To this end, we are undertaking a review of the business processes and cost structures in all of our business units and have taken steps toward substantial cost reductions. These steps include the reduction of our worldwide workforce by approximately 5,000 employees. From October 2001 onwards, we have also introduced reduced work hours at our production sites in Regensburg and Munich. As part of the initiative, we took a restructuring charge of 117 million Euro during our fourth quarter of financial year 2001.

In addition, we scaled back capital expenditures during the 2001 financial year to 2.3 billion Euro from the previously planned 2.8 billion Euro. We have also reduced our planned capital expenditures for the 2002 financial year to approximately 900 million Euro.

Our current plans also call for lower total research and development spending in financial year 2002 to better reflect the market weakness. However, it remains our plan to continue to invest in strategic projects. Only through continued investment throughout all market cycles we can hope to capitalize on the opportunities of the next upturn.

2001

Continued Investments in Research and Development

Research and development (R&D) expenses, including in process R&D charges, which were primarily for the development of next-generation products in Infineon's target markets such as advanced DRAM technologies, 10- and 40-Gbit optical networking, 2.5G (GPRS) and 3G (UMTS) mobile communications, and other new technologies, totaled 1,189 million Euro in the 2001 financial year. We also invested heavily in the further development of our process technologies for semiconductor manufacturing and expanded our portfolio of universally applicable processor modules.

Our ability to stay at the forefront of the semiconductor industry depends on the products and services developed by our own R&D departments, as well as work conducted in partnership with other leading semiconductor and technology companies. Such partnerships allow us to share both the costs and the risks of development, while also enabling us to bring new technologies to market faster.

New Strategic Investments

At the start of the 2001 financial year, we acquired the business activities of Sican GmbH, one of the biggest independent European design houses for communications ICs, for 10 million Euro. The acquisition will enable us to develop and sell system-on-chip solutions for secure wireless and wireline communications. Sican's business complements the activities of our Wireless, Wireline, and Security and Chip Card ICs segment.

In March 2001, we acquired an approximate 20 percent interest in Ramtron International Corporation, located in Colorado Springs, USA, in exchange for ordinary shares valued at 21 million Euro, plus 11 million Euro in cash. We also entered into a separate cross-license agreement with Ramtron, which provides us with a license of Ramtron's FRAM technology, and gives Ramtron access to certain of our technologies relating to the fabrication of FRAM memories.

In October 2000, we agreed to acquire Ardent Technologies, located in Sunnyvale, USA, for ordinary shares valued at 39 million Euro. Ardent extends our expertise in local area networks (LAN) switching technologies. This acquisition positioned us to expand our product portfolio in the area of high-integration Fast Ethernet and Gigabit Ethernet switching devices and to broaden the product offering of our Wireline Communications segment in the market for semiconductors used in LAN. However, as a result of our re-evaluation of the internet-based LAN switching market following a dramatic decline during the second half of 2001, we subsequently terminated a significant number of the Ardent employees and abandoned most of the acquired technologies, resulting in an impairment charge of approximately 14 million Euro.

In July 2001, to strengthen the optical networking capabilities of our Wireline Communications segment, we acquired the network specialist Catamaran Communications Inc., located in San Jose, California, for ordinary shares valued at 246 million Euro. Catamaran is an emerging leader in integrated circuits for the next-generation 40-Gbit/s segment and the fast growing 10-Gbit/s segment of the optical networking market.

INVESTMENTS/DIVESTITURES IN EURO MILLIONS

(EXCLUDING MARKETABLE SECURITIES; INCLUDING SALE OF OPTO JOINT VENTURE)


3,000
2,000
1,000
0
-1,000
175
653
-18
345
1,571
296
2,282
1999
2000
2001
SHARES AND INTANGIBLE ASSETS
PROPERTY, PLANT AND EQUIPMENT
DIVESTITURE OF BUSINESS ACTIVITIES

2001

Strategic Alliances

In March 2001, together with United Microelectronics Corporation (UMC) and another investor, we established the UMCi joint venture to construct and operate a 300mm wafer fabrication foundry facility in Singapore. In April 2001, we invested approximately 59 million U.S. Dollar and will be required to make additional investments of our technology and cash contributions totaling 481 million U.S. Dollar over the next two years, in exchange for a 30 percent interest in the UMCi joint venture. The UMCi joint venture will provide foundry services and we have agreed to purchase a specified production volume.

In May 2001, we formed the Ingentix venture together with Saifun Semiconductors Ltd., Israel. Ingentix, which is located in Israel and Germany, will develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Ingentix will initially focus on developing MultiMediaCard storage products. We received a 51 percent interest in Ingentix in exchange for a cash contribution of 17 million U.S. Dollar.

Divestitures

In order to focus on the strengthening of our core business activities, we continue to evaluate our portfolio of businesses and as a result have sold non-core businesses and investments for cash in the aggregate of 911 million Euro in fiscal 2001.

In October 2000, we sold our image and video consumer electronics business for 250 million Euro in cash to Micronas Semiconductor Holding AG, Zurich, resulting in a pretax gain of 202 million Euro.

In July 2001, we agreed to sell our infrared components business for approximately 120 million U.S. Dollar in cash to Vishay Intertechnology Inc. in a two-step transaction. The initial sale of a portion of the business was completed in August 2001, resulting in a pretax gain of 26 million Euro. The remaining interests and cash of 42 million U.S. Dollar are expected to be exchanged in 2002.

In August 2001, we sold our 49 percent interest in the Osram Opto Semiconductors GmbH & Co. OHG joint venture for 565 million Euro in cash to our joint venture partner, Osram GmbH, Munich, a Siemens subsidiary. In accordance with U.S. GAAP, as a transaction between entities under common control, the excess of the sales price over the carrying basis of our investment net of taxes of 392 million Euro is reflected as an equity transaction and does not affect our consolidated statement of operations.

Continued Optimization of our Manufacturing Capacity and Procurement

Due to the cyclical nature of the semiconductor market, there is a constant challenge to match operating capacity to market demands. During the 2000 financial year, most of our production facilities were operating at full capacity. In contrast, the increasingly weak market conditions experienced during the 2001 financial year have resulted in most non-memory production facilities, including our ALTIS joint venture, operating at less than full capacity. Without significant increases in demand, these facilities will continue to operate at lower utilization resulting in higher unit production costs.

Due to our belief in the positive long-term growth prospects of the memory business, we are continuing our plans for production using 300mm technology and we expect to complete the expansion of our new Dresden production facility in the first half of calendar year 2002 and to ramp up production immediately thereafter. It will be one of the first production facilities of its kind worldwide to manufacture semiconductors on production scale using 300mm technology. This technology will be used for DRAM production for the time being and should eventually enable us to significantly reduce our per-unit production costs. However, due to current conditions, we have delayed equipping our Richmond manufacturing facility with 300mm technology and do not expect to do so until fiscal year 2003.

We use leading-edge technologies and advanced materials in our products to ensure their performance, quality and reliability. The competitive demand for increasingly smaller chip structures, coupled with the need to constantly improve our production yields, means that we must quickly adopt the latest advances in process technology. Our worldwide purchasing team procures materials and processes from a network of key suppliers. The purchasing team promotes the development of technologies and materials, coordinates demand and availability and optimizes costs. Most of our suppliers operate globally, and we monitor their performance on a regular basis. To improve our own efficiency, we are continuously improving our use of electronic tools for business-to-business transactions.

Secondary Public Offering

In July 2001, in a difficult capital market environment, we completed a secondary public offering of 60 million newly issued shares, in the form of ordinary shares on the Frankfurt Stock Exchange and American Depositary Shares (ADSs) on the New York Stock Exchange. With an offering price of 25.00 Euro per share, the net proceeds to us were approximately 1.48 billion Euro.

2001

RESULTS OF OPERATIONS

The table below sets forth information about our net sales by segment and geographical region, as well as our earnings (loss) before interest, minority interests and taxes by segment:

FINANCIAL YEAR ENDED SEPTEMBER 30[1]	1999		2000		2001	
Net sales by segment:	Euro millions	%	Euro millions	%	Euro millions	%
Wireless Communications	865	20	1,221	17	997	18
Wireline Communications[3]	499	12	665	9	768	14
Automotive and Industrial	665	16	880	12	1,099	19
Memory Products	1,406	33	3,473	48	1,588	28
Security and Chip Card ICs[2]	276	6	375	5	588	10
Other[3]	447	11	579	8	575	10
Corporate and Reconciliation	79	2	90	1	56	1
Total	4,237	100	7,283	100	5,671	100
EBIT[4] by segment:	Euro millions		Euro millions		Euro millions	
Wireless Communications	182		261		(178)	
Wireline Communications[3]	22		47		(95)	
Automotive and Industrial	23		69		145	
Memory Products	(238)		1,337		(931)	
Security and Chip Card ICs[2]	24		49		27	
Other[3]	34		27		188	
Corporate and Reconciliation[5]	(60)		(120)		(180)	
Total	(13)		1,670		(1,024)	
Net sales by geographic region:	Euro millions	%	Euro millions	%	Euro millions	%
Germany	1,241	29	1,612	22	1,745	31
Other Europe	1,203	28	1,647	23	1,260	22
United States	827	20	1,814	25	1,262	22
Asia/Pacific	899	21	2,100	29	1,309	23
Other	67	2	110	1	95	2
Total	4,237	100	7,283	100	5,671	100

[1] Columns may not add due to rounding.

[2] Prior to the 2001 financial year, the Security and Chip Card ICs segment did not meet the requirements of a reportable segment and was reported as part of the other operating segment. For the 2001 financial year, the Security and Chip Card ICs segment is identified as a reportable segment and due to its continuing significance, is reported separately, with prior period segment information restated for comparative purposes.

[3] Effective October 1, 2000, our Other operating segment includes the results of certain activities previously reported under Corporate and Reconciliation, the image and video and infrared components businesses (previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 2000 financial year have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year and to facilitate analysis of our current and future operating segment information. The Other operating segment also includes our opto components business that is conducted through a joint venture with Osram, a Siemens subsidiary. We sold our interest in the joint venture to Osram in August 2001.

[4] We define EBIT (earnings before interest and tax) as earnings before interest, minority interests, and taxes.

[5] In the 2001 financial year, we revised our method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. We have revised the method to allocate excess capacity costs to a foundry model, whereby such allocations are reduced, based upon the lead time of order cancellations. Any unabsorbed excess capacity costs will be included in Corporate and Reconciliation. This change did not affect prior periods. We believe that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results. Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the year ended September 30, 2001, Corporate and Reconciliation includes unallocated excess capacity costs of 27 million Euro, restructuring charges of 117 million Euro and corporate information technology development costs and charges of 71 million Euro.

2001

RESULTS OF OPERATIONS IN PERCENT

FINANCIAL YEAR ENDED SEPTEMBER 30[1]	1996[2]	1997	1998	1999	2000	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	(74.2)	(76.9)	(85.9)	(71.0)	(56.4)	(86.5)
Gross profit	25.8	23.1	14.1	28.9	43.6	13.5
Research and development expenses	(15.8)	(15.8)	(20.1)	(17.4)	(14.1)	(21.0)
Selling, general and administrative expenses	(9.5)	(12.7)	(15.2)	(13.0)	(9.2)	(13.9)
Restructuring charge	—	—	(25.7)	—	—	(2.1)
Other operating income (expense), net	1.7	(0.7)	(0.3)	(0.0)	0.0	3.5
Operating income (loss)	2.3	(6.2)	(47.1)	(1.5)	20.3	(19.8)
Interest income (expense), net, inclusive of subsidies	2.1	1.6	(1.1)	1.0	1.0	0.0
Equity in earnings (losses) of associated companies	0.1	(2.0)	(4.8)	0.8	1.4	0.4
Gain on associated company share issuance	—	—	—	—	0.7	0.2
Other income, net	0.0	0.0	0.1	0.4	0.5	1.1
Minority interests	(0.0)	(0.0)	(0.0)	0.0	(0.0)	0.1
Income (loss) before income taxes	4.5	(6.6)	(53.0)	0.7	23.9	(18.0)
Income tax benefit (expense)	0.5	3.3	28.6	0.7	(8.4)	7.6
Net income (loss)	5.0%	(3.3)%	(24.4)%	1.4%	15.5%	(10.4)%

[1] All numbers in percent.
Columns may not add due to rounding.
[2] Unaudited.

2001 FINANCIAL YEAR COMPARED WITH 2000 FINANCIAL YEAR

Net Sales

Net sales decreased by 22 percent to 5,671 million Euro for the 2001 financial year from 7,283 million Euro for the 2000 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Memory Products division. Memory Products represented 28 percent of total net sales for the 2001 financial year, a decline from 48 percent in the prior year, mainly due to the dramatic price erosion of memory ICs. With the exception of the Automotive and Industrial segment, all business segments experienced significant declines in revenues and earnings during the second half of fiscal 2001 due to price erosion and order cancellations. On a constant currency basis, net sales in the 2001 financial year would have been approximately 5,490 million Euro.

2001

NET SALES 2000 BY SEGMENT IN EURO MILLIONS


MEMORY PRODUCTS
SECURITY AND CHIP CARD ICS
OTHER*
WIRELINE COMMUNICATIONS
AUTOMOTIVE AND INDUSTRIAL
WIRELESS COMMUNICATIONS
375
669
665
880

NET SALES 2001 BY SEGMENT IN EURO MILLIONS


MEMORY PRODUCTS
SECURITY AND CHIP CARD ICS
OTHER*
WIRELINE COMMUNICATIONS
AUTOMOTIVE AND INDUSTRIAL
WIRELESS COMMUNICATIONS
588
1,588
631
768
1,099
997

* Includes Other operating segments and Corporate and Reconciliation.

The net sales of our different segments during the 2001 financial year compared with the prior year were as follows:

- Net sales in the Wireless Communications segment decreased 18 percent compared to fiscal year 2000. All major product areas, including baseband and high-frequency ICs as well as discrete high-frequency ICs, were impacted. Our Wireless Communications segment was impacted by the weakness in the mobile handset market, which was primarily attributable to the high level of inventories at key customers, order cancellations, and decreasing prices. A delay in the market ramp-up for new transmission standards like GPRS and Bluetooth also had a negative impact on our Wireless Communications segment. The weakness in customer order levels continued in the fourth quarter, but did not deteriorate beyond the level seen in the third quarter.

- Net sales of the Wireline Communications segment grew by 16 percent. This growth reflects higher sales for traditional telecom products (ISDN and analog technology) and fiber optic products as well as the ramp-up of high-speed access products (VDSL/10BaseS). In emerging markets like China, Brazil, and India, volumes for traditional voice application products increased significantly. While overall sales of the Wireline Communications segment increased compared to the prior year, the segment experienced declining net sales during both the third and fourth quarters due to order cancellations and price pressures.

- Net sales of the Automotive and Industrial segment grew by 25 percent even in a difficult automotive market. This growth was mainly due to higher demand for electronic solutions for the automotive industry, such as automotive power and smart power, especially in Germany. Strong demand for industrial and high-power semiconductors also contributed to this increase. The rate of growth in the net sales of the Automotive and Industrial segment was affected by general economic conditions in the second half of fiscal 2001, in particular the fourth quarter, which experienced only single digit growth over the comparable period of the prior year.

2001

- Net sales of the Memory Products segment declined by 54 percent while the overall Mbit volume increased substantially during fiscal 2001. We completed the conversion of all our remaining 64-Mbit DRAM production lines to the production of 128-Mbit DRAM and we ramped up commercial production of 256-Mbit DRAM chips. The decrease in net sales was due principally to significantly lower DRAM prices, reflecting adverse market conditions compared with the prior year. The price of memory ICs declined steadily throughout the year to levels that at financial year end were in some cases only 10 percent of the price at the beginning of the financial year. Price declines were experienced in both 128-Mbit and 256-Mbit chips, with the price differential between the chips decreasing substantially throughout the year. Also contributing to the decline in net sales were delays in our development of a new hard disk drive controller IC. These negative impacts were only partially offset by volume increases that were driven by improved manufacturing efficiency, conversion to smaller die-sizes for existing products, and a shift in our product mix towards higher density products.

- Net sales of our Security and Chip Card ICs segment grew by 57 percent. This increase was mainly driven by higher sales of GSM-components compared with the prior period. The Security and Chip Card ICs business was impacted in the second half of the 2001 financial year by order cancellations from mobile handset customers, since a substantial portion of the business is dependent upon the mobile handset sector. As a result, net sales declined substantially in the fourth quarter.

- Net sales of our Other operating segment in the 2001 financial year, reflecting mainly our sales of opto products, were relatively consistent compared to the prior year. Our sales of opto products are expected to continue under the same terms and conditions that existed prior to the divestiture of our interest in the Opto joint venture with Osram.

On a regional basis, sales in Europe represented 53 percent of total sales in the 2001 financial year, compared to 45 percent in the prior year, reflecting mainly increased sales of non-memory products in Germany. We recorded 47 percent of our sales in 2001 outside Europe, compared to 55 percent in the prior year, which was mainly due to lower sales of memory products in the USA and Asia/Pacific regions.

Only one customer, the Siemens group, accounted for more than 5 percent of our net sales in each of the fiscal years 2001 and 2000. Sales to the Siemens group comprise both direct sales to the Siemens group, which accounted for 14 percent and 10 percent, of net sales in the two years respectively, and sales made for resale to third parties, which accounted for 2 percent and 4 percent of net sales in the two years, respectively. Sales to the Siemens group are made primarily by our Wireline and Wireless Communication segments.

Cost of Goods Sold

Cost of goods sold increased by 19 percent to 4,904 million Euro for the 2001 financial year from 4,110 million Euro for the 2000 financial year. As a percentage of net sales, cost of goods sold increased from 56 percent in fiscal 2000 to 86 percent in financial year 2001. The increase in cost of goods sold relative to sales in fiscal 2001 is primarily due to decreased DRAM selling prices coupled with a substantially higher level of megabit volume as well as write-downs of inventory of approximately 358 million Euro and the cost of operating facilities with excess capacity.

2001

The increase in the cost of goods sold as a percentage of net sales also reflects:

- a substantial relative increase in the cost of goods sold of the Wireless Communications segment primarily due to the costs of operating facilities with excess capacity, sales price erosion due to market conditions and the write-down of inventory.

- a relative increase of cost of goods sold for the Wireline Communications segment due to substantial declines in volumes in the second half of the 2001 financial year, the costs of operating facilities with excess capacity, inventory write-downs, and lower sales of high-margin products compared to the prior period. These negative effects could not be fully offset by increased sales volumes during the first half of the year.

- relatively constant cost of goods sold in the Automotive and Industrial segment. The costs for transitioning our production processes to 8-inch wafers have been partially offset by the reduction of die-sizes and focus on high-margin products as well as significantly higher sales volumes.

- a substantial relative increase in the cost in goods sold of the Memory Products segment. Positive effects of higher sales volumes compared to the previous year and the full conversion of production to 0.17 micron technology have been more than offset by the deterioration of prices for memory products as well as the costs of inventory write-downs.

- a relative increase in cost of goods sold in our Security and Chip Card ICs segment due to the write-down of inventory, costs for excess capacity, and increased price pressure for chip card ICs towards the end of the fiscal year, which were partially offset by the effects of increased sales volumes.

We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility and from ALTIS Semiconductor, our joint venture with IBM. Our purchases from these facilities and associated and related companies amounted to 1,040 million Euro in the 2001 financial year and 1,183 million Euro in the 2000 financial year.

Depreciation and amortization expense was 1,122 million Euro in the 2001 financial year and 834 million Euro in the 2000 financial year. This increase reflects our continued investment in state-of-the-art manufacturing facilities and equipment in the latter part of the 2000 financial year and during the 2001 financial year.

Research and Development Expenses

Research and development expenses comprise primarily the expenses of R&D-related personnel, licenses, equipment, and software as well as masks and R&D-related semiconductor-specific basic material used in development. R&D expenses increased by 16 percent, to 1,189 million Euro, in the 2001 financial year from 1,025 million Euro in the 2000 financial year. Research and development also includes 69 million Euro of in-process R&D acquired in connection with businesses purchased during the 2001 financial year.

2001

The majority of R&D expenses were incurred in connection with product development projects for our key markets. Additional amounts were spent for the development of CPUs for our products and development libraries for basic circuits. As a percentage of net sales, R&D expenses increased from 14 percent in the 2000 financial year to 21 percent in the 2001 financial year, which reflects the combined effect of the following:

- a relative increase in the R&D expenses of the Wireless Communications segment as a percentage of its net sales, as we increased R&D spending at lower levels of sales, focusing on areas such as Bluetooth, GPRS, and UMTS mobile phone chipsets as well as system and software design.

- a relative increase in the R&D expenses of the Wireline Communications segment due to increased spending in VDSL/10BaseS access technologies and other high-speed Internet access technologies, compared with the prior year. R&D expenses in the 2001 financial year include charges of 69 million Euro for purchased in-process R&D in connection with the acquisition of Ardent and Catamaran.

- a decline in R&D expenses of the Automotive and Industrial segment relative to the segment's net sales mainly due to increased sales levels. Technology development efforts in this segment are focused on advanced 32-bit architecture applications such as TriCore and power ICs for automotive and power management applications.

- a relative increase in R&D expenses of the Memory Products segment as a result of lower net sales and the strong efforts of development in areas such as RLDRAM for network and server applications as well as for Mobile-RAM for high-performance applications.

- a relative decrease in R&D expenses in our Security and Chip Card ICs segment as a percentage of net sales, attributable to the increase in sales compared to the prior year. The main efforts for R&D were in the area of the 32-bit controller family.

We recognized government subsidies for our R&D activities as reductions in R&D expenses in the amount of 71 million Euro in the 2001 financial year and 41 million Euro in the prior year.

RESEARCH AND DEVELOPMENT EXPENSES
IN EURO MILLIONS


1,200
1,000
800
600
400
200
0
759
1,025
1,189
1999
2000
2001

2001

Selling, General and Administrative (SG&A) Expenses

SG&A expenses comprise both selling expenses and general administrative expenses. Aggregate SG&A expenses increased by 17 percent to 786 million Euro during the 2001 financial year compared to 670 million Euro in the prior year. As a percentage of net sales, SG&A expenses increased from 9 percent in the 2000 financial year to 14 percent in the 2001 financial year, which mainly reflects the effect of the decline in revenue.

Selling expenses amounted to 451 million Euro in the 2001 financial year and 387 million Euro in the 2000 financial year, an increase to 8 percent from 5 percent of net sales, as our sales infrastructure was expanded, particularly outside Europe, to support anticipated higher levels of future growth. In addition, higher sales activities in areas like the high-speed Internet access contributed to the relative increase.

During the 2001 financial year, we renegotiated compensation arrangements with substantially all of the Siemens group sales organizations. As a result, we now include in selling expenses the sales commissions paid to Siemens group sales organizations where they assist in making sales directly to third-party end customers. Previously we had granted them a discount in the price charged for the products. Additionally, we purchased certain sales organizations from Siemens, which now represent us in these respective markets. Higher expenses for marketing, branding campaigns and sponsoring were incurred on a corporate level.

The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2001 financial year from 4 percent to 6 percent of net sales, reflecting a decrease in sales, higher personnel and administrative costs related to various projects as well as the setup of infrastructure for new business in the group.

NET SALES 2000 BY REGION IN EURO MILLIONS


ASIA/PACIFIC
OTHER
GERMANY
OTHER EUROPE
USA
110
2,100
1,612
1,647
1,814

NET SALES 2001 BY REGION IN EURO MILLIONS


ASIA/PACIFIC
OTHER
GERMANY
OTHER EUROPE
USA
95
1,745
1,260
1,262

2001

Restructuring

In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". We are implementing changes to streamline our procurement and logistics processes as well as reduce information technology, research and development, overhead and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. We plan to eliminate approximately 5,000 jobs from the total number of people we employed worldwide as of June 30, 2001. As of September 30, 2001, we had signed termination agreements for approximately 2,000 positions.

In connection with the Impact project we have recorded restructuring charges of 117 million Euro in the fourth quarter of the 2001 financial year. This charge is comprised of 57 million Euro relating to involuntary employee terminations, 43 million Euro relating to the termination of a worldwide information technology project (including previously capitalized expenditures of 27 million Euro), and 16 million Euro of other exit costs (principally lease termination and write-offs). We expect to complete the remaining headcount reductions and other exit activities associated with the restructuring by September 30, 2002.

Additionally, we recognized impairment charges of 14 million Euro in the fourth quarter of the 2001 financial year associated with the acquisition of Ardent. Subsequent to our acquisition of Ardent, the market for internet-based LAN switching products declined significantly and as a result, we terminated a significant number of the Ardent employees, abandoned certain technology acquired, and reduced the planned future R&D expenditures for the Ardent business as a whole. As a result of reductions in projected future cash flows, we had independent valuations performed and wrote the remaining intangible assets down to their estimated fair value.

Other Operating Income, Net

Other operating income, net, amounted to 199 million Euro in the 2001 financial year, which reflects the one-time gains from the sales of our image & video and infrared components businesses of 202 million Euro and 26 million Euro, respectively, reduced primarily by goodwill amortization of 23 million Euro.

Earnings before Interest, Minority Interests, and Taxes (EBIT)

As a result of the above-mentioned factors, we recorded a loss before interest, minority interests, and taxes of 1,024 million Euro in the 2001 financial year, compared to earnings before interest, minority interests, and taxes of 1,670 million Euro in the 2000 financial year.

We recorded foreign currency transaction gains of 34 million Euro in the 2001 financial year compared with gains of 184 million Euro in the prior year. A large portion of our manufacturing, selling, general and administrative, and research and development expenses are incurred in currencies other than the Euro, primarily the U.S. Dollar and Japanese Yen. Fluctuations in the exchange rates of these currencies to the Euro affect our costs and profitability.

Equity in Earnings of Associated Companies

Our equity in the earnings of associated companies is reflected primarily in the results of our Memory Products segment. Equity in the earnings of associated companies decreased to 25 million Euro in the 2001 financial year from 101 million Euro in the 2000 financial year. Our share of earnings of our ProMOS joint venture decreased to 17 million Euro in the 2001 financial year from 81 million Euro in the 2000 financial year, principally as a result of the weakened DRAM market conditions.

Interest Expense, Net

The company recorded interest expense of 1 million Euro in the 2001 financial year compared to interest income of 75 million Euro in the 2000 financial year. Interest expense is reduced by governmental interest subsidies relating to our manufacturing facilities of 0.4 million Euro in the 2001 financial year and 62 million Euro in the 2000 financial year. Interest expense increased due to higher average levels of short-term debt, while interest income decreased due to substantially lower balances of marketable securities compared with the prior year.

Income Taxes

We recorded an income tax benefit of 429 million Euro in the 2001 financial year, compared with income tax expense of 612 million Euro in the 2000 financial year, representing effective income tax rates of 42 percent and 35 percent, respectively. The effective tax rate in the 2001 financial year mainly reflects tax deductible losses in jurisdictions with higher tax rates and the impact of certain asset sales, which were not subject to trade tax. The effective tax rate in 2000 is attributable to higher levels

2001

of taxable income in jurisdictions with lower tax rates. Additionally, in October 2000, the German government enacted new tax legislation, which, among other changes, will reduce our company's statutory tax rate in Germany from 40 percent on retained earnings and 30 percent on distributed earnings to a uniform 25 percent, effective for our financial year ending September 30, 2002. The impact of the various revisions in the new tax legislation, a benefit of 28 million Euro, primarily reflecting the effect of the tax rate reduction on our deferred tax balances, has been accounted for during the 2001 financial year, the year of the enactment of the legislation.

FINANCIAL POSITION

Cash Flow

Cash provided by operating activities decreased to 211 million Euro from 2,080 million Euro in 2000, mainly reflecting the net loss in the 2001 financial year. Significant non-cash items impacting operating activities included an increase in depreciation and amortization totaling 1,122 million Euro in the 2001 financial year compared to 834 million Euro in the 2000 financial year and an increase in deferred taxes mainly attributed to capitalized net operating loss carry-forward. Significant changes in operating items included a 671 million Euro reduction in accounts receivable offset by a reduction in accrued expenses of 322 million Euro resulting primarily from our payment of income taxes associated with the 2000 financial year, and an increase in accounts payable primarily associated with the construction of our Dresden facility expansion.

Investing activities in the 2001 financial year consisted of investments of 2,282 million Euro in property and equipment relating primarily to the extension of the Dresden, Villach, and Richmond facilities. Additionally, we made investments of 214 million Euro in associated and related companies. Cash provided from investing activities related to proceeds from our sales of non-core businesses of 346 million Euro and net sales of marketable securities of 474 million Euro.

Net cash provided by financing activities totaled 1,846 million Euro in the 2001 financial year compared to 719 million Euro in the 2000 financial year. Net cash provided includes 1,475 million Euro of net proceeds from our secondary public offering in July 2001, 565 million Euro proceeds from the sale of our interest in the opto joint venture to Osram GmbH, a subsidiary of Siemens, and an increase in long-term debt of 128 million Euro. Cash used in financing activities primarily related to our payment of a 407 million Euro dividend in April 2001 related to our 2000 financial year. Cash and cash equivalents at the end of the year increased to 757 million Euro from 511 million Euro at the end of the 2000 financial year.

FINANCIAL YEAR ENDED SEPTEMBER 30	1999	2000	2001
Cash Flow	Euro million	Euro million	Euro million
Net cash provided by operating activities	469	2,080	211
Net cash used in investing activities	(918)	(2,327)	(1,813)
Net cash provided by financing activities	465	719	1,846
Cash and cash equivalents at period end	30	511	757

NET CASH PROVIDED/USED
IN EURO MILLIONS


3,000
2,000
1,000
0
-1,000
-2,000
-3,000
469
-918
2,080
-2,327
211
-1,813
1999
2000
2001
NET CASH PROVIDED BY OPERATING ACTIVITIES
NET CASH USED IN INVESTING ACTIVITIES

2001

Financial Condition

As of September 30, 2001, Infineon's total assets amounted to 9,743 million Euro, an increase of 10 percent (in financial year 2000: 8,853 million Euro).

Cash and cash equivalents increased to 757 million Euro from 511 million Euro at the end of financial year 2000. The increase reflects principally the use of cash in investing activities, offset by the receipt of the proceeds from our secondary offering and from the divestitures of certain non-core businesses. Inventory increased by 5 percent to 882 million Euro, mainly due to unanticipated shortfalls in sales volume, partially offset by write-downs of 358 million Euro. Third-party and related-party accounts receivable were reduced by 49 percent to 927 million Euro (in financial year 2000: 1,825 million Euro), principally as a result of collections and reduced sales. Our non-current assets increased by 37 percent to 6,867 million Euro from 5,018 million Euro at the end of financial year 2000, consisting mainly of fixed assets, long-term investments, and deferred income taxes.

Liabilities decreased by 7 percent to 2,843 million Euro (in financial year 2000: 3,046 million Euro). Accounts payable increased by 24 percent to 1,050 million Euro (in financial year 2000: 849 million Euro), mainly relating to the construction of our

BALANCE STRUCTURE ASSETS IN PERCENT



100%
80%
60%
40%
20%
0
9%
12%
21%
11%
10%
9%
2000
2001
OTHER ASSETS
PROPERTY, PLANT, EQUIPMENT AND LONG-TERM INVESTMENTS
INVENTORIES
RECEIVABLES
CASH AND CASH EQUIVALENTS

Dresden facility expansion. Furthermore, long and short-term debt increased by 102 million Euro to 368 million Euro. Accrued liabilities declined by 41 percent to 426 million Euro (in financial year 2000: 719 million Euro), due to the payment of income taxes from fiscal year 2000.

Our shareholders' equity increased by 19 percent to 6,900 million Euro (in financial year 2000: 5,806 million Euro). This reflects primarily the receipt of the net proceeds of approximately 1,475 million Euro from our secondary public offering and the net proceeds of 392 million Euro from the sale of our interest in the opto joint venture to Osram GmbH, reduced by the payment of a dividend of 407 million Euro and a net operating loss of 591 million Euro. At September 30, 2001, shareholders' equity as a percentage of total assets was 71 percent (in financial year 2000: 66 percent).

The net cash position – meaning cash and cash equivalents, plus marketable securities and restricted cash less total financial debt – was reduced by 306 million Euro to 568 million Euro (in financial year 2000: 874 million Euro).

BALANCE STRUCTURE LIABILITIES IN PERCENT


100%
80%
60%
40%
20%
0
66%
8%
3%
14%
71%
4%
13%
2000
2001
SHAREHOLDERS' EQUITY
OTHER LIABILITIES
ACCRUED LIABILITIES
SHORT- AND LONG-TERM DEBT
ACCOUNTS PAYABLE

2001


NET CASH/NET DEBT IN EURO MILLIONS
1,000
500
0
-500
-1,000
874
568
-536
1999
2000
2001

Capital Requirements

We expect to invest approximately 900 million Euro in capital expenditures in the 2002 financial year, mainly to improve productivity and upgrade technology at our existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 650 million Euro of the expected capital expenditures will be made in the Memory Products front-end and back-end processes, including our Dresden facility. We expect to make approximately 150 million Euro of capital expenditures in our non-memory facilities.

The construction of our Dresden production site for manufacturing semiconductors using 300mm technology, which we started in the 2000 financial year, is expected to involve capital expenditures of approximately 1.4 billion Euro in total. Furthermore, we intend to convert our 200mm production facility at Dresden to the production of logic ICs. This will require capital expenditures in excess of 500 million Euro through 2004.

In April 2001, we invested approximately 59 million U.S. Dollar and will be required to make additional investments of our technology and cash contributions totaling 481 million U.S. Dollar over the next two years, in exchange for a 30 percent interest in the UMCi joint venture.

In October 2000, we acquired Motorola's interest in the Semiconductor300 joint venture and have taken on new investors in the joint venture. Under our agreements with the new investors, each of them has the right to sell its interest in the joint venture to us and we have the right to purchase their interests, beginning in 2003. Upon the exercise of these options, the purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 30, 2001, this amount would have been approximately 196 million Euro.

As of September 30, 2001, we had approximately 119 million Euro of debt scheduled to become due within one year. We believe we will be in a position to fund these payments through existing cash balances, cash flows from operations, borrowings, and the renewal of debt in the ordinary course of business.

Prior to our formation as a separate legal entity, we received most of our non-operating funding from Siemens. Siemens indicated that it would cease making investments, advances, and other funding available to us after October 1, 1999, and we have generally been responsible for establishing our own sources of funding since that date. In April 2001, Siemens made an exception to its policy and extended to us a short-term loan in the amount of 450 million Euro, which we understand was done in connection with the dividend we paid in April 2001. We repaid this loan in September 2001.

We have established independent financing arrangements with several financial institutions, in form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (including a revolving credit facility of 729 million Euro) aggregate 1,733 million Euro, of which 1,576 million Euro was available at September 30, 2001, and are comprised of three components: The first component represents short-term facilities, which are subject to firm commitments by financial institutions for working capital, guarantees, and cash pooling purposes; these aggregate 937 million Euro, of which 842 million Euro was available at September 30, 2001. The second component represents additional short-term facilities, which are not subject to firm commitments by financial institutions for working capital purposes; these aggregate 329 million Euro, of which 329 million Euro was available at September 30, 2001. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions for working capital and project finance purposes; these aggregate 467 million Euro, of which 405 million Euro was available at September 30, 2001.

2001

In March 2001, we executed a mandate agreement with a financial institution for the arrangement of a 450 million Euro syndicated credit facility, relating to the construction of the Dresden 300mm manufacturing facility. We anticipate that the credit facility will be supported by partial guarantees from governmental entities and subject to specified financial covenants. We have received commitment letters from the guarantors and financial institution, and the closing of the facility is subject to the execution of documentation satisfactory to the financial institution as well as customary closing procedures.

We have a 729 million Euro syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of 375 million Euro expires in March 2004. The second tranche of 354 million Euro expires in March 2002. Drawings under each tranche may be denominated in Euro or U.S. Dollar and will bear variable market rates of interest based on applicable reference rates plus a margin. This margin may vary based on the extent of the facility's utilization and the level of senior debt to earnings before interests, taxes, depreciation, and amortization ("senior debt ratio"). At September 30, 2001, there were no amounts outstanding under this facility.

The facility includes customary covenants, including covenants regarding the maintenance of a minimum tangible net worth, a senior debt ratio, and an interest coverage ratio. We were granted a waiver on the violation of certain financial covenants through December 31, 2001. We and the syndicate of financial institutions are currently negotiating amendments to the financial covenants as well as an extension of the 354 million Euro component of the facility, which expires in March 2002. There can be no assurance that these negotiations will be satisfactorily concluded. Accordingly, the revolving credit facility may not be available to us subsequent to December 31, 2001, unless these negotiations are satisfactorily concluded and the financial covenants are amended.

We plan to fund our working capital and capital requirements in part from cash provided by operations, available funds, bank loans, government subsidies, and, depending on market conditions, the issuance of debt or additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Further to our formation as a separate legal entity, we have agreed to indemnify Siemens against any losses it may suffer under a small number of guarantee and financing arrangements that relate to our business, but that could not be transferred to us for legal, technical or practical reasons. These arrangements, as of September 30, 2001, represent an aggregate amount of 313 million Euro, principally relating to contingent liabilities for government grants previously received.

Siemens AG has guaranteed the indebtedness of ProMOS Technologies in the amount of 145 million U.S. Dollar. Infineon provided Siemens with a backup guarantee. ProMOS is currently taking measures, including the preparation of debt and equity offerings, which are intended to provide funding for its capital expenditures and debt refinancing. The completion of these measures could result in the recognition of income of amounts previously deferred, subject to such guarantee. We cannot, however, make any assurances regarding the outcome of these measures.

On September 7, 2001, our ALTIS joint venture executed a bridge loan facility with a financial institution in the amount of 450 million Euro, with a maturity date of December 28, 2001, of which 370 million Euro was outstanding at September 30, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. Pursuant to this facility, the shareholders of ALTIS, IBM, and Infineon have guaranteed the repayment in equal shares of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. At September 30, 2001, Infineon's share of this guarntee was 185 million Euro. There can be no assurances that the negotiations to refinance the bridge facility will be successful.

Employees

The following table indicates the composition of our workforce as of September 30, at the end of the financial years indicated. The 2001 figures only reflect the effect of our announced workforce reduction us through September 30, 2001.

SEPTEMBER 30	1999	2000	2001
Per region			
Germany	12,853	14,247	16,814
Europe	2,842	3,409	5,007
United States	2,563	2,838	3,023
Asia/Pacific	7,521	8,672	8,949
Other	–	–	20
Total	25,779	29,166	33,813
Per function			
Production[1]	n/a	20,371	23,416
Research and Development[1]	n/a	4,733	5,510
Sales and Marketing[1]	n/a	2,043	2,259
Administrative[1]	n/a	2,019	2,628
Total	25,779	29,166	33,813

[1] We have only tracked employee numbers by function since our formation as an independent company.

EMPLOYEES PER FUNCTION AS OF SEPTEMBER 30, 2001
TOTALING: 33,813


SALES AND MARKETING
ADMINISTRATIVE
RESEARCH AND DEVELOPMENT
PRODUCTION
2,259
2,628
5,510
23,416

EMPLOYEES PER REGION AS OF SEPTEMBER 30, 2001
TOTALING: 33,813


OTHER
USA
OTHER EUROPE
ASIA/PACIFIC
GERMANY
20
3,023
5,007
16,814

Environmental Matters

The manufacturing of our high-end microelectronic components requires complex and technically sophisticated processes at our modern production facilities. We use only the latest equipment and production technologies. As early as possible in the planning phase we consider ergonomic, respectively safety aspects and environmental aspects of the processes utilized at the design and production levels for our facilities. We believe that such a coordinated procedure is necessary in order to continually improve the environmental performance of our company.

We design our products and plan their production in order to meet proactively changing legal requirements. Working closely with our customers, we intend to begin the production and delivery of lead-free components in January 2004, which is earlier than required by law.

All of our production facilities worldwide have been subject to the environmental certification since 1999. We utilize the international standard DIN EN ISO 14001. Newly acquired production facilities are integrated into the environmental management system. Our environmental program addresses not only the production of semiconductors but also the implementation of safety and environmental issues in the workplace. Already in 1995 – before the climate conference at Kyoto in December 1997 – we had begun to work on the reduction of greenhouse gases at our new production facilities. By implementing these technical measures we will help to minimize global enviromental damage.

Campeon

We are currently in the design and planning phase for the construction of a new headquarters facility near Munich. We have entered into an agreement with Moto Objekt Campeon KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2003. We can provide no assurance that this project will be completed.

Subsequent Events

On November 28, 2001, the European Commission announced an inquiry into whether proposed subsidies (aggregating 219 million Euro) applied for, but not yet received, by us with the Federal Republic of Germany and another governmental entity relating to the expansion of the Dresden manufacturing facility are in accordance with European Union directives. We recognize such subsidies only when received. We believe that our application for such subsidies is appropriate and that the ultimate resolution of the inquiry will not have a material adverse effect on our financial position or results of operations.

Through November 29, 2001, we have received commitment letters and agreed on documentation for a 450 million Euro syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. We do not believe that this guarantee will be impacted by the European Commission inquiry described above. The proceeds of the credit facility are to be utilized to fund advances previously made by the Company to construct a new 300mm manufacturing facility at Dresden. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. The credit facility is subject to customary closing procedures.

On November 29, 2001, we received commitment letters for 580 million Euro from a syndicate of financial institutions participating in our existing revolving credit facility, authorizing an amendment to the facility. The amendment extends the maturity date of the short-term tranche of the facility (previously 354 million Euro) from its original maturity date of March 2002 to November 2002. Additionally, the amendment provides for revised financial covenants. The amendment is subject to execution of documentation satisfactory to the financial institutions and customary closing procedures. We are further negotiating with the remaining financial institutions in the existing syndicate, and if necessary, additional financial institutions, for commitments to participate in the syndicated facility to increase the total amount of the facility to its original amount of 750 million Euro.

2001

Outlook

Following the dramatic deterioration in the semiconductor industry experienced in the 2001 financial year, market conditions remain difficult in light of the slowdown in the U.S. economy and the global impact of the terrorist attacks in September 2001.

The market development in the next six months remains uncertain and will be impacted by these factors. These factors will affect overall product demand, the intensity of competition in an already very competitive market environment, continued pricing pressure, and excess manufacturing capacity.

The current macroeconomic uncertainties and current market conditions make it difficult to forecast results for the full 2002 financial year. In light of the difficult semiconductor market environment, we expect to incur operating losses during such time as selling prices for memory products persist at their current low levels and adverse market conditions continue to affect other parts of our business. However, through the combination of the successful implementation of our Impact restructuring program, the reductions in planned capital expenditures, available funds and financing possibilities, as well as the continued strategic sales of non-core assets as opportunities arise, we believe we have sufficient liquidity and financial flexibility to absorb the effects of the current market conditions. Furthermore, with the measures taken to improve productivity and our competitive technological advantages, we are well positioned to take advantage of any recovery in the semiconductor market.

STATUTORY SECTION

Risks and Opportunities

The semiconductor sector is a highly cyclical business which presents both significant opportunities and substantial risks. Although the industry has experienced an average annual growth rate over a twenty-year period which surpasses that of most "old economy" businesses, this average includes both exceptionally strong growth years and periods of substantial contraction. The risks associated with the cyclical nature of this industry are compounded by the need for large-scale capital investments in order to sustain market leadership as well as the sector's rapid pace of technological change. The downturn in 2001 in the demand for goods and services in the technology sector – in particular for semiconductors – and the resulting pressure on the stock prices of technology companies both illustrate the degree of volatility faced by the semiconductor industry.

The Infineon Risk and Opportunity Management System

We have established a risk and opportunity management system enabling us both to exploit the many significant opportunities manifesting themselves in our markets and to anticipate and identify risks associated with or arising from them. This system has been evaluated by our external auditors and encompasses all of our operations. This scope and depth of reporting help to enable corporate management to take quick and effective action whenever situations so require. In September 2001, we received the 2001 European Risk Management Award for this Enterprise Risk Management System.

This system, for which a U.S. patent application is pending, is a key component of our operations. The system is composed of a range of individual monitoring and management processes embedded into our core processes. It commences at the level of strategic planning and continues through the manufacturing and sales operations, including the processing of receivables. As an extension of the forecasting processes conducted by the business groups, the sales organization, the manufacturing clusters, and the central functions, the risk and opportunity system is used to identify and evaluate possible deviations from expected developments. Beyond the identification and evaluation of major developments that may effect the business, the system is also used to prioritize and implement activities to enhance opportunities and mitigate or reduce risk.

2001

Risk and opportunity reports are issued on a regular basis by all of our business units; these reports form the core of the risk management system. The reports are examined and evaluated by the chief operating decision makers maintained for this purpose as part of their monthly process. Along with analyses of our markets and of the companies competing in them as well as the fruits of benchmarking processes, the reports are drawn upon heavily by our top management when formulating decisions.

We have undertaken a number of measures to minimize its exposure to major risks arising from its individual operations. Efforts to implement risk reduction and mitigation measures are an integral part of the Infineon risk and opportunity management system. Not all the risks mentioned above, however, can be equally and effectively addressed by internal measures, as many of the identified risks have external root causes – for example market risks. Although we will strive to identify and implement measures to deal with risk, not all of these measures may have the intended effect, either because a risk may be outside the scope of our influence or because an individual measure is not properly designed or implemented.

To help protect against the occurrence of product-related risks, we have established a network to monitor the quality of our operations and those of our important suppliers. We have secured ISO 9000 and QS-9000 certifications for all of the facilities surveyed by this network.

We have procured insurance coverage to limit the impact of damaging incidents or certain other events posing possible perils to our assets, finances or earnings.

Tax, fair trade, patent, environmental, and stock exchange regulations could also involve risks. To mitigate these risks, we rely upon the counsel of professionals, including both our own employees and independent providers.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion should be read in conjunction with notes 2, 28, and 29 to our consolidated financial statements.

Foreign Exchange Risk Management

The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2001. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2001, our forward foreign currency contracts had terms of up to one year. Our cross currency interest rate swap expires in 2005. We do not enter into derivatives for trading or speculative purposes.

Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge 75 percent of our estimated net exposure for a minimum period of three months in advance. Part of our foreign currency exposure remains due to differences between actual and forecasted amounts. We calculate this net exposure on a cash flow basis considering balance sheet items, actual orders received or made, and all other planned revenues and expenses.

2001

DERIVATIVE FINANCIAL INSTRUMENTS

	CONTRACT AMOUNT BUY/(SELL)[1]	AVERAGE CONTRACTUAL FORWARD EXCHANGE RATE	FAIR VALUE SEPTEMBER 30, 2001
Foreign currency forward contracts:			
U.S. Dollar	261,228	0.89322	(7,599)
U.S. Dollar	(1,377,152)	0.87790	61,687
Japanese Yen	43,989	106.71539	(1,053)
Japanese Yen	(136,187)	103.49220	6,930
Singapore Dollar	25,797	1.59501	(416)
British Pounds Sterling	6,619	0.61772	(75)
British Pounds Sterling	(6,780)	0.60313	234
Other currencies	64,382	n/a	(920)
Cross currency interest rate swaps:			
U.S. Dollar	615,950	n/a	58,695

[1] Euro equivalent in thousands, except for average contractual forward exchange rates.

Effective October 1, 2000, we adopted the provisions of Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS No. 133"). SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Generally, our economic hedges are not considered hedges under SFAS No. 133. The adoption of this statement did not have a reporting impact on our financial statements as of October 1, 2000, because under our economic hedging strategy we report all derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. During the 2001 financial year, our significant debt instruments were economically hedged by assets with the same maturity and same interest rate provisions, so our exposure to interest rate risk was limited to our other debt instruments. These are of minor size and had short maturities. The carrying value of these other debt instruments approximated their market value because their interest rates approximated those that could be obtained in the relevant market. A substantial increase in interest rates could increase our future interest expense and could therefore lead to increased costs of financing our capital expenditures.

Commodity Price Risk

We are exposed to commodity price risks through our dependence on various materials. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

2001

INFINEON TECHNOLOGIES AG

Infineon Technologies AG is the parent company of the Infineon group and carries out the group's management and corporate functions. Infineon Technologies AG has major group-wide responsibilities such as finance and accounting, human resources, strategic and product-oriented research and development activities as well as worldwide corporate and marketing communications. The responsibility for managing the flows of supplies, products, and services among the group companies is also handled by Infineon Technologies AG. Infineon Technologies AG also has its own production facilities in Berlin, Munich, and Regensburg.

Infineon Technologies AG prepares its financial statements on a stand-alone basis in accordance with the requirements of the German Commercial Code (HGB).

Infineon Technologies AG had revenues on a stand-alone basis of 6,697 million Euro in the 2001 financial year (2000: 7,626 million Euro). It had a net loss of 435 million Euro, compared to a net income of 520 million Euro in previous financial year. Infineon Technologies AG handles the settlement of accounts for and with its subsidiaries, which produce and sell products. As a result, Infineon Technologies AG's sales on a stand-alone basis were higher than those of the Infineon group as a whole in 2001.

At the end of the 2001 financial year, Infineon Technologies AG's financial position showed a significant increase in non-current assets and a decrease in the volume of receivables, reflecting reduced sales during the latter part of the year. Shareholders' equity increased to 7,259 million Euro (2000: 6,276 million Euro), primarily as a result of the capital increases. At September 30, 2001, Infineon Technologies AG's equity ratio was 81 percent (2000: 75 percent).

Dividend

The annual general meeting of shareholders on April 6, 2001 approved a dividend of 0.65 Euro per share with respect to the 2000 financial year, resulting in a pretax distribution of 407 million Euro to shareholders. The Management Board proposes to carry forward the net loss for the 2001 financial year.

Report on Relationships with Affiliated Entities

Siemens AG and Siemens Nederland N.V. held an aggregate of 50.4 percent of the share capital of Infineon Technologies AG at the end of the 2001 financial year, Siemens Pension Trust e.V. holds an additional 13.5 percent of our share capital. The companies have not entered into either profit-and-loss transfer or subordination agreements. For that reason, in accordance with § 312 of German Stock Corporation Act, Infineon Technologies AG's Management Board has issued a so-called "control report". It details the company's relationships with affiliated entities.

The control report states that Infineon received an appropriate amount of payment or other consideration in every transaction it entered into with affiliated companies, and that it did not suffer any disadvantages from measures undertaken with, for and by such companies. Management therefore believes that such transactions and measures were in the best interest of the company, based upon the Management Board's analysis of the conditions prevailing at the time such actions were taken.

The control report has been examined by the independent auditors of Infineon Technologies AG, who have issued an unqualified opinion with respect thereto.

Munich, November 2001

THE MANAGEMENT BOARD

Dr. Ulrich Schumacher, CEO

Peter Bauer

Peter J. Fischl

Dr. Sönke Mehrgardt

Dr. Andreas von Zitzewitz

DISCLAIMER

You should read this discussion of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and the other financial information included in our financial report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions, as more fully explained in notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing in our financial report.

This report combines the operating and financial review of Infineon Technologies AG, the parent company of the Infineon group, with the operating and financial review of the Infineon group as a whole.

This operating and financial review contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board and Shareholders of Infineon Technologies AG:

We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended September 30, 1999, 2000 and 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2000 and 2001, and the results of their operations and their cash flows for the years in the three year period ended September 30, 1999, 2000 and 2001. in conformity with generally accepted accounting principles in the United States.

Munich, Germany
October 25, 2001, except for note 31, which is as of November 29, 2001

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001

	NOTES	1999	2000	2001
Net sales:				
Third parties		3,163,259	6,071,983	4,622,408
Related parties		1,074,034	1,210,615	1,048,315
Total net sales		4,237,293	7,282,598	5,670,723
Cost of goods sold		3,010,643	4,110,402	4,903,508
Gross profit		1,226,650	3,172,196	767,215
Research and development expenses		738,590	1,025,378	1,188,977
Selling, general and administrative expenses		550,547	669,828	786,053
Restructuring charge	(23)	–	–	116,505
Other operating expense (income), net		1,893	(1,538)	(199,315)
Operating (loss) income		(64,380)	1,478,528	(1,125,005)
Interest income (expense), net, inclusive of subsidies		43,383	74,689	(585)
Equity in earnings of associated companies		33,763	101,303	24,828
Gain on associated company share issuance	(11)	–	53,425	11,165
Other income, net		17,576	36,252	64,798
Minority interests		185	(6,143)	5,489
Income (loss) before income taxes		30,527	1,738,054	(1,019,310)
Income tax benefit (expense)	(19)	30,109	(612,469)	428,729
Net income (loss)		60,636	1,125,585	(590,581)
Earnings (loss) per share, basic and diluted	(6)	0.10	1.83	(0.92)

Euro thousands, except for per share data.
For the year ended September 30, 1999, Euro balances have been restated from the Deutsche Mark into Euro using the official exchange rate fixed as of January 1, 1999 (Note 2).
See accompanying notes to consolidated financial statements (see page 62 ff.).

INFINEON TECHNOLOGIES AG
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2000 AND 2001

	NOTES	2000	2001
ASSETS			
Current assets:			
Cash and cash equivalents		510,814	757,403
Marketable securities	(7)	497,712	92,563
Accounts receivable, net	(8)	1,385,818	718,712
Related party receivables	(18)	439,125	208,273
Inventories	(9)	840,814	881,910
Deferred income taxes	(19)	100,407	38,955
Other current assets		60,468	178,495
Total current assets		3,835,158	2,876,311
Property, plant and equipment, net	(10)	4,034,357	5,232,677
Long-term investments, net	(11)	432,291	654,721
Restricted cash		132,063	86,069
Deferred income taxes	(19)	165,601	412,203
Other assets	(12)	253,405	481,369
Total assets		8,852,875	9,743,350
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities:			
Short-term debt and current maturities	(17)	138,350	119,229
Accounts payable	(13)	849,239	1,050,377
Related party payables	(18)	373,385	238,737
Accrued liabilities	(14)	718,781	426,287
Deferred income taxes	(19)	74,634	19,487
Other current liabilities	(15)	299,948	349,628
Total current liabilities		2,454,337	2,203,745
Long-term debt	(17)	127,972	248,976
Deferred income taxes	(19)	177,445	52,747
Other liabilities	(16)	286,722	337,804
Total liabilities		3,046,476	2,843,272
Shareholders' equity:			
Ordinary share capital	(5)	1,251,003	1,384,765
Additional paid-in capital		3,250,715	5,246,734
Retained earnings		1,192,192	194,999
Accumulated other comprehensive income	(26)	112,489	73,580
Total shareholders' equity		5,806,399	6,900,078
Total liabilities and shareholders' equity		8,852,875	9,743,350

Euro thousands.
See accompanying notes to consolidated financial statements (see page 62 ff.).

2001

INFINEON TECHNOLOGIES AG CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001	ISSUED ORDINARY SHARES SHARES	 AMOUNT	ADDITIONAL PAID-IN CAPITAL
Balance as of October 1, 1998	–	–	–
Net loss prior to April 1, 1999	–	–	–
Net income after April 1, 1999	–	–	–
Other comprehensive income (loss)	–	–	–
Total comprehensive income			
Retention of North Tynside by Siemens AG (Note 1)	–	–	–
Net investments by and advances from Siemens AG prior to April 1, 1999	–	–	–
Contribution to capital and issuance of shares on initial formation as of April 1, 1999	600,000,000	1,200,000	2,363,968
Additional capital contributions	–	–	26,193
Balance as of September 30, 1999	600,000,000	1,200,000	2,390,161
Net income	–	–	–
Other comprehensive income	–	–	–
Total comprehensive income			
Issuance of ordinary shares			
Proceeds from initial public offering, net of offering expenses	16,700,000	33,400	528,635
Proceeds from private placement	7,592,430	15,185	243,641
Acquisition of Savan	1,209,077	2,418	46,426
Deferred compensation, net	–	–	(3,294)
Increase of basis in long-term investment attributable to the issuance of shares by associated company	–	–	51,212
Equity transactions with Siemens Group	–	–	13,934
Balance as of September 30, 2000	625,501,507	1,251,003	3,250,715
Net loss	–	–	–
Other comprehensive loss	–	–	–
Total comprehensive loss			
Dividend payment	–	–	–
Issuance of ordinary shares			
Proceeds from public offering, net of offering expenses	60,000,000	120,000	1,355,137
Acquisition of Ardent	706,714	1,413	37,709
Acquisition of Catamaran	5,730,866	11,462	240,457
Investment in associated company	443,488	887	19,960
Ordinary shares held by associated company	–	–	(4,215)
Deferred compensation, net	–	–	(18,929)
Sale of joint venture interest to Siemens Group	–	–	392,310
Equity transactions with Siemens Group	–	–	(26,410)
Balance as of September 30, 2001	692,382,575	1,384,765	5,246,734

RETAINED EARNINGS	INVESTMENTS BY AND ADVANCES FROM SIEMENS AG	FOREIGN CURRENCY TRANSLATION ADJUSTMENT	ADDITIONAL MINIMUM PENSION LIABILITY	UNREALIZED GAINS/LOSSES ON SECURITIES	TOTAL
–	2,144,134	(48,602)	–	103	2,095,635
–	(5,971)	–	–	–	(5,971)
66,607	–	–	–	–	66,607
–	–	49,106	–	(1,915)	47,191
					107,827
–	293,713	–	–	–	293,713
–	1,132,092	–	–	–	1,132,092
	(3,563,968)	–	–	–	–
–	–	–	–	–	26,193
66,607	–	504	–	(1,812)	3,655,460
1,125,585	–	–	–	–	1,125,585
–	–	105,085	–	8,712	113,797
					1,239,382
–	–	–	–	–	562,035
–	–	–	–	–	258,826
–	–	–	–	–	48,844
–	–	–	–	–	(23,294)
–	–	–	–	–	51,212
–	–	–	–	–	13,934
1,192,192	–	105,589	–	6,900	5,806,399
(590,581)	–	–	–	–	(590,581)
–	–	(19,032)	(11,529)	(8,348)	(38,909)
					(629,490)
(406,612)	–	–	–	–	(406,612)
–	–	–	–	–	1,475,137
–	–	–	–	–	39,122
–	–	–	–	–	251,919
–	–	–	–	–	20,847
–	–	–	–	–	(4,215)
–	–	–	–	–	(18,929)
–	–	–	–	–	392,310
–	–	–	–	–	(26,410)
194,999	–	86,557	(11,529)	(1,448)	6,900,078

Euro thousands, except for per share data.
For the year ended September 30, 1999, Euro balances have been restated from the Deutsche Mark into Euro using the official exchange rate fixed as of January 1, 1999 (Note 2).
See accompanying notes to consolidated financial statements (see page 62 ff.).

INFINEON TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001

	1999	2000	2001
Net (loss) income	60,636	1,125,585	(590,581)
Adjustments to reconcile net loss to cash provided by operating activities:			
Depreciation and amortization	573,069	833,656	1,121,730
Acquired in-process research and development	–	26,012	69,272
Deferred compensation	–	25,550	25,305
Provision for doubtful accounts	1,723	17,410	18,802
Write-down of inventory	–	40,013	557,731
Gain on sale or transfer of marketable securities	(521)	(20,238)	(1,485)
Gain on sale of businesses	(15,319)	(306)	(235,021)
Gain on associated company share issuance	–	(53,425)	(11,165)
Loss (gain) on disposal of property, plant and equipment	18,041	(1,648)	206
Equity in earnings of associated companies	(33,763)	(101,303)	(24,828)
Minority interests	(185)	6,143	(5,489)
Deferred income taxes	(73,454)	90,812	(494,380)
Other non-cash items	–	–	25,591
Changes in operating assets and liabilities:			
Related party receivables - trade	(8,401)	(148,024)	65,597
Accounts receivable	(284,944)	(535,314)	671,136
Inventories	(40,529)	(147,900)	(394,098)
Other current assets	(25,607)	(29,800)	(138,793)
Related party payables - trade	73,294	93,995	(125,792)
Accounts payable	61,984	375,393	183,851
Accrued liabilities	77,847	467,505	(322,272)
Other current liabilities	75,668	103,339	27,078
Other assets and liabilities	9,080	(87,768)	(11,000)
Net cash provided by operating activities	468,619	2,079,687	211,395

INFINEON TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001

	1999	2000	2001
Cash flows from investing activities:			
Purchases of marketable securities available for sale	(175,250)	(451,990)	(81,856)
Proceeds from sale of marketable securities available for sale	11,296	–	473,995
Proceeds from sale of businesses	18,033	308	345,978
Investment in associated and related companies	(133,078)	(302,512)	(213,713)
Purchases of intangible assets	(43,203)	(42,909)	(82,362)
Purchases of property, plant and equipment	(652,528)	(1,570,932)	(2,281,962)
Proceeds from sales of property, plant and equipment	56,462	39,839	27,262
Dividends received from equity investments	–	1,461	–
Net cash used in investing activities	(918,268)	(2,326,635)	(1,812,658)
Cash flows from financing activities:			
Net change in short-term debt	(48,151)	59,735	(13,908)
Net change in related party financial receivables and payables	(763,654)	222,167	69,921
Proceeds from issuance of long-term debt	71,613	13,264	128,015
Principal repayments of long-term debt	(79,534)	(500,100)	(20,526)
Proceeds from issuance of redeemable interest in associated company	–	168,726	–
Net change in restricted cash	(63,529)	(67,173)	44,941
Increase in investments by and advances from Siemens AG	1,322,055	–	–
Proceeds from issuance of shares to minority interest	–	–	19,737
Proceeds from issuance of ordinary shares	–	820,861	1,475,137
Dividend payment	–	–	(406,612)
Sale of joint venture interest to Siemens Group	–	–	564,674
Capital contributions from Siemens Group	26,193	1,667	(15,360)
Net cash provided by financing activities	464,993	719,147	1,846,019
Effect of foreign exchange rate changes on cash and cash equivalents	2,276	9,109	1,833
Net increase in cash and cash equivalents	17,620	481,308	246,589
Cash and cash equivalents at beginning of year	11,886	29,506	510,814
Cash and cash equivalents at end of year	29,506	510,814	757,403

Euro thousands.
For the year ended September 30, 1999 Euro balances have been restated from the Deutsche Mark into Euro using the official exchange rate fixed as of January 1, 1999 (Note 2).
See accompanying notes to consolidated financial statements (see page 62 ff.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EURO IN THOUSANDS, EXCEPT WHERE OTHERWISE STATED)

(1) DESCRIPTION OF BUSINESS, FORMATION AND BASIS OF PRESENTATION

Description of Business

Infineon Technologies AG ("Infineon" or the "Company") designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems and chip card applications. Infineon's products include standard commodity components, full-custom devices, semi-custom devices and application specific components for memory, analog, digital and mixed-signal applications. Infineon has operations and investments located in Europe, Asia and America. Infineon's customers are mainly located in Europe, Asia and North America. Infineon is a majority owned subsidiary of Siemens Aktiengesellschaft ("Siemens"). The fiscal year end for Infineon and its subsidiaries is September 30.

Formation

Infineon was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens of substantially all of its semiconductor-related investments, operations and activities (the "Contributed Businesses").

The substantial portion of the assets and liabilities relating to the wafer fabrication facility located in the North Tyneside area of Northern England ("North Tyneside") was not legally transferred to Infineon at the Formation. However, the results of its operations through November 30, 1998 (the date its operations ceased) are included in the accompanying statement of operations for the year ended September 30, 1999, because North Tyneside was operated and managed as part of the Contributed Businesses. Infineon has no legal right or obligation with respect to the remaining assets and liabilities of North Tyneside and, accordingly, such assets and related obligations are excluded from the accompanying balance sheet effective November 30, 1998. In September 2000, Siemens sold North Tyneside to a third party with no recourse to Infineon.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). For all periods prior to the Formation, this reflects the combined historical financial statements of the Contributed Businesses as if Infineon were a separate entity, and therefore may not necessarily reflect what the results of operations, financial positions and cash flows would have been had Infineon operated as a separate independent company, nor are they an indicator of future performance.

Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch" or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in thousands of Euro (or "€") except where otherwise stated. The accompanying balance sheet as of September 30, 2001, and the statements of operations and cash flows for the year then ended are also presented in U.S. Dollar ("$"), solely for the convenience of the reader, at the rate of € 1 = $ 0.9099, the noon buying rate on September 28, 2001. The U.S. Dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Net operating results have not been affected by these reclassifications.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

Basis of Consolidation

The accompanying financial statements include, prior to the Formation, the accounts of Infineon and the Contributed Businesses on a combined basis and, after the Formation, the accounts of Infineon and its significant subsidiaries on a consolidated basis. Investments in companies in which Infineon has an ownership interest in excess of 20 percent but which are not controlled by Infineon ("Associated Companies") are principally accounted for using the equity method of accounting (see note 11). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments ("Related Companies") in which Infineon has an ownership interest of less than 20 percent are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Infineon group consists of the following number of entities:

	CONSOLIDATED SUBSIDIARIES	ASSOCIATED COMPANIES	TOTAL
September 30, 2000	26	5	31
Additions	17	7	24
Transfers	1	(1)	–
Disposals	–	(2)	(2)
Others	87	114	10
September 30, 2001	44	9	53

Additionally, the consolidated financial statements include 33 (2000: 25) subsidiaries and 9 (2000: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than one percent.

Reporting Currency

On October 1, 1999, Infineon adopted the Euro as its reporting currency, and therefore the accompanying financial statements are presented in Euro. Accordingly, previous Deutsche Mark ("DM") financial statements for each period presented prior to October 1, 1999 have been restated into Euro using the official DM/€ exchange rate fixed as of January 1, 1999 of € 1 = DM 1.95583. Due to the fixed DM/€ exchange rate, Infineon's restated Euro financial statements depict the same trends as would have been presented if it had continued to present its financial statements in DM. Infineon's financial statements, however, will not be comparable to the Euro financial statements of other companies that previously reported their financial statements in a currency other than DM, because of currency fluctuations between the DM and other currencies.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders' equity.

The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

		EXCHANGE RATE AT SEPTEMBER 30,		ANNUAL AVERAGE EXCHANGE RATE	
		2000	2001	2000	2001
Currency		€	€	€	€
U.S. $	1 $ =	1.1373	1.0864	1.0470	1.1312
Japanese Yen	100 JPY =	1.0533	0.9112	0.9881	0.9573
British Pound	1 GBP =	1.6720	1.6015	1.6286	1.6269
Singapore Dollar	1 SGD =	0.6530	0.6152	0.6129	0.6373

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and highly liquid short-term investments with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under borrowing arrangements and deposits held in escrow for others.

Marketable Securities

The Company's marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

Property, Plant, and Equipment

Property, plant, and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2000 and 2001 capitalized interest was € 2,820 and € 27,166, respectively. For the year ended September 30, 1999, interest capitalized was not significant. The estimated useful lives of assets are as follows:

	YEARS
Buildings	10–25
Technical equipment and machinery	3–10
Other plant and office equipment	1–10

Leases

The Company is a lessee of property, plant, and equipment. All leases where Infineon is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." All other leases are accounted for as operating leases.

Intangible Assets

Intangible assets primarily consist of purchased intangible assets such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 141 "Business Combinations" in connection with SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Financial Instruments

Infineon operates internationally, giving rise to exposure to changes in foreign currency exchange rates. Infineon uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. On October 1, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have an

(Euro in thousands, except where otherwise stated)

impact on the Company's financial position or results of operations. The fair value of derivative and other financial instruments is discussed in note 28.

Revenue Recognition – Sales

Revenue, net of allowances for discounts and price protection agreements, is recognized upon shipment or delivery of finished products to customers depending on the terms of the agreement, when the risks and rewards of ownership are transferred. Prior to January 2001, sales to the Siemens sales organizations for resale to third parties and sales directly to Siemens are recognized upon shipment when the risks and rewards of ownership are transferred. For sales to the Siemens sales organizations, revenue is recognized net of a discount that represents the sales organization's commission. Such discounts are reflected as reductions in net sales and not as selling expenses (note 18).

The U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Effective July 1, 2001, the Company adopted the provisions of SAB 101, which did not have an impact on the Company's financial position or results of operations.

Revenue Recognition – License and Technology Transfer Fees

License and technology transfer fees are recognized when earned and realizable. Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Multi-element arrangements where objective fair values of specific elements do not exist are combined and amortized over the applicable periods.

Government Grants

Tax-free government grants are deferred and amortized to income in the period in which the related expenses are incurred. Taxable grants for investments in property, plant, and equipment are deducted from the acquisition costs of the related assets. Other taxable grants reduce the related expense (see notes 16 and 21).

Product-related Expenses

Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes in Germany are calculated using the "undistributed earnings" tax rate.

Stock-based Compensation

The company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principle Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

Issuance of Shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as non-operating income or expense pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary".

Use of Estimates

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to current economic conditions and events, it is possible that these conditions and events could have a significant effect on such estimates made by management.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of".

The Company is required to adopt the provisions of SFAS No. 141 immediately and expects to adopt SFAS No. 142 effective October 1, 2001. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142.

SFAS No. 141 will require, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of € 295,522, unamortized identifiable intangible assets in the amount of € 141,001, all of which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was € 1,227, € 8,225, and € 23,038 for the years ended September 30, 1999, 2000, and 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of SFAS No. 143, effective October 1, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, it is not practicable for management to estimate the impact of adopting this SFAS at the date of this report.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company is required to adopt SFAS No. 144 by October 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

(3) ACQUISITIONS

On October 24, 2000, the Company exercised its option to purchase the remaining interest in Semiconductor300 GmbH & Co. KG, Dresden, Germany ("SC300") from Motorola for € 7,655, and has fully consolidated the venture from that date. Previously, the Company had accounted for its non-controlling interest under the equity method. Other investors in the venture have a redeemable interest which has been recorded as a long-term liability in the accompanying consolidated balance sheet (see note 16). The carrying amount of this liability represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date. Each of the other investors can redeem their interest or the Company can purchase their interest, at the earliest in 2004.

In September 2000, the Company entered into a letter of intent to acquire Ardent Technologies, Inc. ("Ardent"). In April 2001, the Company completed the transaction and issued 706,714 ordinary shares with an aggregate value of € 39,122 in exchange for a 100 percent interest in Ardent accounted for as a purchase, and accordingly, the consolidated statement of operations include the results of Ardent from that date. Ardent is a supplier of high-bandwidth integrated circuits for Local Area Network (LAN) internet-based switching systems. Of the total shares issued, € 13,498 (related to 372,654 shares) is recorded as deferred compensation and is reflected as a reduction of additional paid-in capital. These shares are contingent upon employment and/or certain performance milestones, and the related deferred compensation is being amortized, principally as research and development expense, on a straight-line basis over the related employment or milestone periods ranging from two to four years. The Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of this valuation, € 12,220 is allocated to purchased in-process research and development and expensed as research and development in the year ended September 30, 2001, because the technological feasibility of products under development has not been established and no future alternative uses exist. The amount allocated to purchased in-process research and development was determined through established valuation techniques in the high-technology communications

(Euro in thousands, except where otherwise stated)

industry and related guidance provided by the SEC. The remaining amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over a three to five year period. Due to significant changes in the business climate in internet-related businesses, including the market for LAN switching systems, Infineon, as a component of its restructuring plan (see note 23) terminated a significant number of the Ardent employees, abandoned certain technology acquired and materially reduced future R&D expenditures for the Ardent business. As a result of reductions in projected future cash flows, management concluded that the investment in Ardent was impaired and as a result of independent valuations performed of the remaining intangible assets recognized an impairment charge of € 13,996 as of September 30, 2001.

In August 2001, the Company acquired all the shares of Catamaran Communications, Inc. ("Catamaran"). This acquisition has been accounted for by the purchase method of accounting and accordingly, the consolidated statement of operations include the results of Catamaran from that date. Catamaran is a Silicon Valley based fabless communications semiconductor company focused on integrated circuits for the optical networking market. Infineon issued an aggregate of 6,373,435 shares to effect the business combination as follows: 5,325,883 shares (€ 246,067) represent purchase price, including 1,952,397 shares exchanged for unearned shares of restricted stock and stock options of Catamaran. The intrinsic value of the unearned shares (€ 24,884) is accounted for as deferred compensation. Additional 404,985 shares represent compensation to the employees upon continued employment and the achievement of certain performance milestones and are accounted for as deferred compensation at their intrinsic value (€ 5,852). In addition, 642,569 shares represent contingent purchase consideration payable to the shareholders of Catamaran upon Catamaran achieving certain performance milestones. The shares representing contingent purchase consideration and deferred compensation are both held in escrow. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should Catamaran achieve these milestones, the purchase price will be adjusted to reflect the issuance of the 642,569 shares at their fair value at the date the milestones are achieved. The shares reflected as deferred compensation are shown as a reduction of additional paid-in capital and are being amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years. The Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of this valuation, € 57,052 is allocated to purchased in-process research and development and expensed as research and development in the year ended September 30, 2001, because the technological feasibility of products under development has not been established and no future alternative uses exist. The amount allocated to purchased in-process research and development was determined through established valuation techniques in the high-technology communication industry and related guidance provided by the SEC. The remaining purchase price was allocated to the core technology intangible of € 8,900, which is being amortized over its useful life of five years, and goodwill of € 179,431, which pursuant to SFAS No. 141 is not amortized. Had the goodwill been subject to amortization, an additional expense of € 2,991 would have been recorded in the consolidated statement of operations for the year ended September 30, 2001.

Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

In May 2001, the Company and Saifun Semiconductors Ltd. ("Saifun") formed a new company, Ingentix, to develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Infineon acquired 51 percent of the outstanding common stock of Ingentix in exchange for cash of € 18,833 and has consolidated the operations of Ingentix since its formation.

(4) DIVESTITURES

On December 19, 2000, the Company sold the Image & Video business unit, previously included in the Wireline Communications segment. This business generated net sales of € 122,845, € 136,974, and € 38,251 for the years ended September 30, 1999, 2000 and 2001 (through the date of divestiture), respectively. Earnings (loss) before interests, minority interests and taxes ("EBIT") amounted to € 13,095, € 15,985, and € 9,659 for the years ended September 30, 1999, 2000 and 2001 (through the date of divestiture), respectively. The divestiture of this business unit resulted in a net gain before tax of € 202,316, and is reflected as other operating income in the accompanying consolidated statement of operations for the year ended September 30, 2001.

On July 27, 2001, the Company entered into a divestiture agreement relating to its infrared components business. In connection with this transaction, the Company transferred certain assets of its Malaysian production facility relating to the infrared components business to a new entity, Infineon Technologies Krubong Sdn. Bhd. ("Krubong"), which will be responsible for the establishment of a new manufacturing facility in Malaysia for this business. Pursuant to the terms of the agreement, the purchaser has acquired a 19 percent ownership interest in Krubong, as well as immediately acquiring specified assets related to this business in the United States and Germany. The agreement also contains a put and call option, which is exercisable beginning on January 1, 2002, dependent upon Krubong achieving specified operational parameters. If the put or call option becomes exercisable and is exercised by either of the parties, the total transaction value will approximate $ 120 million, subject to specified purchase price adjustments. The purchaser has provided the Company with an initial payment of $ 78 million and the remainder is due upon the exercise of the put and call option. As of September 30, 2001, the Company has recognized a gain of € 26,275 relating to the sale of the 19 percent interest in Krubong as well as the sale of the United States and German assets. The excess of the cash received over the allocated purchase price related to the 19 percent interest and the related asset sales has been recorded as a deferred gain as of September 30, 2001.

On August 14, 2001, the Company entered into an agreement to sell its 49 percent share in the Osram Opto Semiconductors GmbH & Co. OHG joint venture ("Osram Opto") for € 564,674 to Osram GmbH ("Osram"), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16 "Transfers and Exchanges between Companies under Common Control" transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, the excess purchase price, net of tax, of € 392,310 is reflected as a direct increase to additional paid-in capital at September 30, 2001. The Company recorded equity in earnings related to its investment in Osram Opto of € 7,786, € 9,027 and € 3,743, respectively, in the 1999, 2000 and 2001 financial years. The Company's purchases and sales of opto products are expected to continue under the same terms and conditions that existed prior to the sale of the interest in the joint venture.

(5) ORDINARY SHARE CAPITAL

The Company had issued 693,025,144 registered ordinary shares of € 2.00 notional value per share as of September 30, 2001. In connection with the acquisition of Catamaran (see note 3), 642,569 ordinary shares represent contingent purchase price consideration and are held in escrow subject to certain milestones being achieved. Accordingly, at September 30, 2001, the Company had 692,382,575 ordinary shares outstanding, excluding such contingent consideration.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2001, the Management Board may use these authorizations through March 31, 2004 to issue new shares as follows:

- authorized share capital II – in an aggregate amount of up to € 120,000 to issue shares to employees. The pre-emptive rights of existing shareholders are excluded.

- authorized share capital III – in an aggregate amount of up to € 222,535 to issue shares in connection with business combinations (contributions in kind). The pre-emptive rights of existing shareholders are excluded.

The Company has conditional capital of up to € 96,000 (conditional share capital I) that may be used to issue up to 48 million new registered shares in connection with the Company's long-term incentive plan (see note 27). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to € 50,000 (conditional share capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities if those securities have been issued before November 30, 2004. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Capital Transactions

At the Formation, Infineon was capitalized through the issuance of 200,000,000 ordinary shares with a nominal value of € 400,000. At a shareholders' meeting on December 8, 1999, the shareholders authorized the issuance of an additional 200,000,000 ordinary shares with a nominal value of € 400,000 through a stock split in the form of a stock dividend. At a shareholders' meeting on February 9, 2000, the shareholders authorized the issuance of an additional 200,000,000 ordinary shares with a nominal value of € 400,000 through a stock split in the form of a stock dividend. These capital increases were approved by the German Commercial Registrar on January 26, 2000, and February 14, 2000, respectively, and have been reflected as if they had occurred at the time of the Formation in the accompanying financial statements. Accordingly, all applicable references to the number of ordinary shares and per share information prior to the Formation have been restated to reflect the authorization and issuance of 600,000,000 ordinary shares.

On March 13, 2000, Infineon successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, consisting of American Depository Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising € 562,035, net of offering expenses.

In March 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares to Intel Corporation ("Intel"), raising € 258,826. Under the provisions of the investment agreement, Intel has agreed to limit the number of shares it would sell over a specified period.

On April 25, 2000, the Company issued 1,209,077 ordinary shares from authorized share capital III to acquire the net assets of Savan.

In March 2001, the Company issued 443,488 ordinary shares from authorized share capital III as partial consideration to acquire an interest in Ramtron International Corp. (see note 11).

In April 2001, the Company issued 706,714 ordinary shares from authorized share capital III to acquire Ardent (see note 3).

In July 2001, Infineon successfully completed a secondary public offering of 60,000,000 ordinary shares, raising € 1,475,137, net, of offering expenses. As a result of the offering, the authorized share capital I has been fully utilized.

In August 2001, the Company issued 6,373,435 ordinary shares from authorized share capital III to acquire Catamaran (see note 3).

Under German Commercial Law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of retained earnings of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB. At a shareholders' meeting on April 6, 2001, the shareholders authorized and the Company subsequently paid a dividend of € 406,612 in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG.

On October 13, 1999, ProMOS Technologies Inc., an Associated Company, completed a public offering on the Taiwan Stock Exchange of 150,000,000 primary shares. As a result of this offering, the Company's interest in ProMOS was diluted while its proportional share of ProMOS' shareholders' equity increased by € 51,212. Pursuant to SEC SAB Topic 5:H, this increase is reflected as a direct addition to shareholders' equity, since the realization of the gain was not reasonably assured at the time of the transaction.

(Euro in thousands, except where otherwise stated)

(6) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") is calculated dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 1999, 2000 and 2001, is as follows:

	1999	2000	2001
Numerator			
Net income (loss)	60,636	1,125,585	(590,581)
Denominator			
Weighted-average shares outstanding – basic	600,000,000	613,862,876	640,566,801
Effect of dilutive stock options	–	1,258,310	–
Weighted-average shares outstanding – diluted	600,000,000	615,121,186	640,566,801
Earnings (loss) per share (in €)			
Basic and diluted	0.10	1.83	(0.92)

(7) MARKETABLE SECURITIES

Marketable securities at September 30, 2000 and 2001 consist of the following:

	SEPTEMBER 30, 2000				SEPTEMBER 30, 2001			
	COST	FAIR VALUE	UNREALIZED GAIN	UNREALIZED LOSS	COST	FAIR VALUE	UNREALIZED GAIN	UNREALIZED LOSS
German government securities	6,327	5,953	–	(354)	4,407	4,492	85	–
Foreign government securities	21,002	21,033	867	(836)	24,710	24,956	246	–
Floating rate notes	451,407	452,699	1,292	–	55,279	57,107	1,878	(50)
Other dept securities	2,144	2,144	–	–	3,244	3,247	3	–
Total debt securities	480,880	481,809	2,159	(1,230)	87,640	89,802	2,212	(50)
Equity securities	15,012	27,042	13,212	(1,182)	19,583	14,265	14	(5,332)
Total marketable securities	495,892	508,851	15,371	(2,412)	107,223	104,067	2,226	(5,382)
Reflected as follows:								
Current asset	485,601	497,712	14,523	(2,412)	95,816	92,563	2,129	(5,382)
Non-current asset (note 12)	10,291	11,139	848	–	11,407	11,504	97	–
Total marketable securities	495,892	508,851	15,371	(2,412)	107,223	104,067	2,226	(5,382)

Realized gains were € 521, € 20,238 and € 1,485 for the years ended September 30, 1999, 2000 and 2001, respectively, and are reflected as other income in the accompanying statements of operations.

Debt securities at September 30, 2001 had the following remaining contractual maturities:

	COST	FAIR VALUE
Less than 1 year	3,414	3,418
Between 1 and 5 years	33,103	32,998
More than 5 years	51,123	53,386
	87,640	89,802

Actual maturities may differ due to call or prepayment rights.

(8) ACCOUNTS RECEIVABLE, NET

Accounts receivable at September 30, 2000 and 2001 consist of the following:

	2000	2001
Third party-trade	1,180,229	530,241
VAT and other taxes receivable	196,417	135,623
Miscellaneous	40,613	94,967
Total receivable	1,417,259	760,831
Allowance of doubtfull accounts	(31,441)	(42,119)
Total	1,385,818	718,712

Activity in the allowance for doubtful accounts for the years ended September 30, 2000 und 2001 is as follows:

	2000	2001
Allowance for doubtful accounts at beginning of year	22,699	31,441
Additions charged to bad debt expense	17,410	12,897
Write-offs charged against the allowance	(10,382)	(966)
Foreign currency effects	1,714	(1,253)
Allowance for doubtful accounts at end of year	31,441	42,119

(9) INVENTORIES

Inventories at September 30, 2000 and 2001 consist of the following:

	2000	2001
Raw materials and supplies	84,485	126,386
Work-in-process	417,022	459,120
Finished goods	339,307	296,404
Total inventory	840,814	881,910

During the years ended September 30, 2000 and 2001, the Company recorded inventory write-downs of € 40,013 and € 357,731, respectively.

(10) PROPERTY, PLANT AND EQUIPMENT, NET

A summary of activity for property, plant and equipment for the year ended September 30, 2001 is as follows:

	LAND AND BUILDINGS	TECHNICAL EQUIPMENT AND MACHINERY	OTHER PLANT AND OFFICE EQUIPMENT	CONSTRUCTION IN PROGRESS	TOTAL
Cost					
September 30, 2000	828,986	4,177,694	1,519,569	830,905	7,357,154
Additions	196,215	1,137,379	379,279	569,607	2,282,480
Disposals	(5,346)	(170,645)	(112,188)	–	(288,179)
Consolidations	629	102,452	46,532	28,329	177,942
Transfers	48,712	499,897	120,139	(668,748)	–
Foreign currency effects	(17,641)	(67,321)	(24,659)	(8,289)	(117,910)
September 30, 2001	1,051,555	5,679,456	1,928,672	751,804	9,411,487
Accumulated depreciation					
September 30, 2000	(291,397)	(2,041,325)	(990,075)	–	(3,322,797)
Additions	(65,640)	(700,394)	(308,951)	–	(1,074,985)
Disposals	1,698	130,506	101,307	–	233,511
Consolidations	(74)	(48,917)	(20,877)	–	(69,868)
Foreign currency effects	3,495	35,446	16,388	–	55,329
September 30, 2001	(351,918)	(2,624,684)	(1,202,208)	–	(4,178,810)
Book value					
September 30, 2000	537,589	2,136,369	529,494	830,905	4,034,357
Book value					
September 30, 2001	699,637	3,054,772	726,464	751,804	5,232,677

The company is the lessor of technical equipment and machinery (see note 18) of € 220,912 and € 217,228 with related accumulated depreciation of € 141,285 and € 162,486 as of September 30, 2000 and 2001, respectively.

(Euro in thousands, except where otherwise stated)

(11) LONG-TERM INVESTMENTS, NET

A summary of activity for long-term investments for the year ended September 30, 2001 is as follows:

LONG-TERM INVESTMENTS, NET	INVESTMENT IN ASSOCIATED COMPANIES	INVESTMENT IN RELATED COMPANIES	TOTAL
Balance at September 30, 2000	358,544	73,747	432,291
Additions	151,300	57,248	208,548
Disposals	(32,550)	(1,505)	(34,055)
Impairments	(5,451)	(457)	(5,908)
Transfers	7,076	(7,076)	—
Equity in earnings	24,828	—	24,828
Share issuance	11,165	—	11,165
Consolidations	(7,369)	22,771	15,402
Foreign currency effects	4,142	(1,692)	2,450
Balance at September 30, 2001	511,685	143,036	654,721

Investments in Related Companies principally relate to investment activities aimed at strengthening Infineon's future intellectual property potential.

The following Associated Companies at September 30, 2001 are accounted for using the equity method of accounting:

NAME OF THE ASSOCIATED COMPANY	PERCENTAGE OF OWNERSHIP
MICRAM Microelectronic GmbH, Bochum, Germany ("MICRAM")	25.1%
ProMOS Technologies Inc., Hsinchu, Taiwan ("ProMOS")	32.5%
ALTIS Semiconductor, France ("ALTIS")	50.1%
Aristos Logic Corp., Anaheim Hills, California, USA ("ARISTOS")	27.6%
Cryptomathic A/S, Arkus, Denmark ("Cryptomathic")	25.0%
Enhanced Memory System Inc., Wilmington Delaware, USA ("EMS")	20.0%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	25.0%
Ramtron International Corp., Colorado Springs, USA ("Ramtron")	20.1%
UMCi Pte. Ltd., Singapore ("UMCi")	27.3%

Infineon has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design, and manufacture of semiconductors, integrated circuit and related products.

On January 12, 2001, the Company entered into an agreement to sell 74.9 percent of its interest in MICRAM Microelectronic GmbH (former Infineon Technologies Mantel 6 GmbH) to MICRAM AG.

ProMOS, a Taiwanese public Company, is owned primarily by Mosel Vitelic, Inc. ("MVI") and Infineon. The Company's investment in ProMOS is net of deferred license and technology transfer fee revenue (see note 22). On May 22, 2000, ProMOS shareholders approved the distribution of employee bonuses in the form of 50,683,800 shares. As a result of this distribution, the Company's interest was diluted to 33.0 percent, while its proportional share of ProMOS' shareholders' equity increased by € 53,425, which is reflected as non-operating income in the year ended September 30, 2000. On May 14, 2001, ProMOS shareholders approved the distribution of employee bonuses in the form of 47,299,535 shares. As a result of this distribution, the Company's interest was diluted to 32.5 percent while its proportional share of ProMOS' shareholders' equity increased by € 11,165, which is reflected as non-operating income in the year ended September 30, 2001.

ALTIS is a joint venture formed on July 12, 1999, between Infineon and IBM, with each having equal voting representation. Pursuant to the ALTIS shareholders' agreement, Infineon made a cash contribution of € 24,800 on December 31, 1999, in exchange for 2,480,000 shares, which maintains the Company's ownership interest in ALTIS at 50.1 percent.

Effective July 1, 2001, the Company acquired a 25 percent interest in Cryptomathic for € 10,000 in cash. This acquisition was made in conjunction with the strategic formation of a Security Solutions Group.

On July 20, 2000, the Company acquired an 20.1 percent interest in Aristos Logic Corp. for a total contribution of € 5,451. On March 26, 2001, the company exercised an option to convert a loan of € 4,717 to equity which increased the Company's ownership interest to 27.6 percent. Subsequently, the Company wrote off its investment in and advances to Aristos.

During the year ended September 30, 2001, the Company acquired an aggregate 25 percent interest in Newlogic for a total consideration of € 21,429.

In March 2001, the Company acquired an 20 percent interest in Ramtron for a total consideration of € 31,479, consisting of 443,488 ordinary shares and cash of € 10,632. Ramtron is a leading developer of specialty semiconductor memory products based in Colorado Springs, USA, and listed on the NASDAQ exchange under the symbol RMTR. The Company has accounted for its indirect interest in the shares of Infineon held by Ramtron as treasury stock, amounting to € 4,215 at September 30, 2001.

On March 30, 2000, the Company entered into the UMCi joint venture agreement with United Microelectronics Corporation ("UMC") to construct and operate a 300mm wafer semiconductor facility. The Company has received a 27.3 percent ownership interest in exchange for cash of € 65,567.

Included in the amount of long-term investments at September 30, 2001 is goodwill, net, of € 45,101 related to such investments.

The aggregate summarized financial information for the Associated Companies for the fiscal years 1999, 2000 and 2001, is as follows:

	1999[1]	2000	2001[2]
Sales	1,136,143	1,684,472	1,533,598
Gross profit	279,808	515,192	275,429
Net income	91,558	291,157	85,800
Current assets		955,568	1,188,227
Non-current assets		1,887,828	2,238,926
Current liabilities		(973,141)	(991,898)
Non-current liabilities		(332,008)	(472,388)
Shareholders' equity		1,538,244	1,962,867

[1] Includes sales, gross profit and net loss of White Oak of € 385,339, € 35,085, and € (17,946), respectively.
[2] Includes sales, gross profit and net income of Osram Opto of € 415,225, € 58,684 and € 9,274, respectively.

(12) OTHER ASSETS

Other non-current assets at September 30, 2000 and 2001 consist of the following:

	2000	2001
Intangible assets, net	221,759	436,523
Notes receivable	5,902	32,048
Marketable securites (note 7)	11,139	11,504
Other, net	14,605	1,294
Total	253,405	481,369

A summary of activity for intangible assets for the year ended September 30, 2001 is as follows:

	GOODWILL	OTHER INTANGIBLES	TOTAL
Cost			
September 30, 2000	138,972	273,815	412,787
Additions	8,720	83,495	92,215
Impairments and write-offs	(1,675)	(40,756)	(42,431)
Disposals	–	(7,137)	(7,137)
Consolidations	186,305	38,689	224,994
Foreign currency effects	(4,870)	(980)	(5,850)
September 30, 2001	327,452	347,126	674,578
Accumulated amortization			
September 30, 2000	(11,344)	(179,684)	(191,028)
Additions	(21,363)	(28,688)	(50,051)
Disposals	–	1,706	1,706
Consolidations	–	(383)	(383)
Foreign currency effects	777	924	1,701
September 30, 2001	(31,930)	(206,125)	(238,055)
Book value			
September 30, 2000	127,628	94,131	221,759
Book value			
September 30, 2001	295,522	141,001	436,523

(13) ACCOUNTS PAYABLE

Accounts payable at September 30, 2000 and 2001 consist of the following:

	2000	2001
Third party – trade	766,439	950,048
VAT and other taxes payable	80,803	88,595
Other	1,997	11,734
Total	849,239	1,050,377

(Euro in thousands, except where otherwise stated)

(14) ACCRUED LIABILITIES

Accrued liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Personnel costs	156,613	158,326
Accrual for restructuring (note 23)	–	81,473
Taxes	342,047	65,626
Warranties and licenses	141,949	83,287
Other	78,172	37,575
	718,781	426,287

(15) OTHER CURRENT LIABILITIES

Other current liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Payroll obligations and other liabilities to employees	183,463	173,686
Deferred income	12,682	74,960
Forward contracts payable	63,728	11,492
Other	40,075	89,490
	299,948	349,628

(16) OTHER LIABILITIES

Other non-current liabilities at September 30, 2000 and 2001 consist of the following:

	2000	2001
Pension obligations (note 20)	41,034	37,480
Deferred government grants	21,802	36,860
Deferred license and technology transfer fees (note 22)	13,643	16,270
Redeemable interest	175,715	195,922
Minority interest	–	17,704
Other	34,528	33,568
	286,722	337,804

(17) DEBT

Debt at September 30, 2000 and 2001 consists of the following:

	2000	2001
Short-term debt		
Notes payable to banks, weighted average rate 3.5 %	111,150	95,342
Current portion of long-term debt	27,200	21,186
Capital lease obligation	–	2,701
Total short-term debt and current maturities	138,350	119,229
Long-term debt		
Loans payable to banks		
– Unsecured term loans, weighted average rate 4.1 %, due 2001–2007	31,224	112,425
– Interest-free loan, due 2004	41,834	42,743
– Secured term loans, weighted average rate 6.6 %, due 2003	–	673
– Loans payable, weighted average rate 4.0 %, due 2004	–	6,914
Notes payable, weighted average rate 4.0 %, due 2003	16,602	10,773
Notes payable to governmental entity, rate 2.4 %, due 2027–2031	38,312	74,620
Capital lease obligation	–	828
Total long-term debt	127,972	248,976

Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

The interest-free loan, due 2004, consists of borrowings under an arrangement whereby a governmental entity has agreed to pay all interest thereon. Additionally, should Infineon meet certain stipulations, the governmental entity has agreed to repay up to 75 percent of the outstanding balance of the loan on behalf of Infineon. However, all amounts outstanding under the loan are included as obligations of Infineon until the stipulations are achieved, at which time the reported obligations are reduced by the amount to be paid by the governmental entity.

At September 30, 2001, the company had € 74,620 of unsecured Industrial Revenue Bonds outstanding associated with the construction at the Infineon Richmond (previously White Oak) facility.

The Company has an € 729 million syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of € 375 million expires in March 2004. The second tranche of € 354 million expires in March 2002. Drawings under each tranche may be denominated in Euro or U.S. Dollar and will bear variable market rates of interest based on applicable reference rates plus a margin. This margin may vary based on the extent of the facility's utilization and the level of senior debt to earnings before interest, taxes, depreciation, and amortization ("senior debt ratio"). At September 30, 2001, there were no amounts outstanding under this facility.

The facility includes customary covenants including covenants, including covenants regarding the maintenance of a minimum tangible net worth, a senior debt ratio and an interest coverage ratio. The

Company was granted a waiver on the violation of certain financial covenants through December 31, 2001. The Company and the syndicate of financial institutions are currently negotiating amendments to the financial covenants as well as an extension of the € 354 million component of the facility, which expires in March 2002. There can be no assurance that these negotiations will be satisfactorily concluded. Accordingly, the revolving credit facility may not be available to the Company subsequent to December 31, 2001 unless these negotiations are satisfactorily concluded and the financial covenants are amended (see note 31).

The Company has established independent financing arrangements with several financial institutions in the form of both short- and long-term credit facilities which are available for anticipated funding purposes. These facilities (including the revolving credit facility of € 729 million) aggregate € 1,733 million, of which € 1,576 million was available at September 30, 2001, and are comprised of three components: The first component represents short-term facilities which are subject to firm commitments by financial institutions, for working capital, guarantees, and cash pooling purposes, aggregate € 937 million, of which € 842 million was available at September 30, 2001. The second component represents additional short-term facilities which are not subject to firm commitments by financial institutions, for working capital purposes, aggregate € 329 million, of which € 329 million was available at September 30, 2001. The third component represents long-term facilities with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital and project finance purposes, aggregate € 467 million, of which € 405 million was available at September 30, 2001.

In March 2001, the Company executed a mandate agreement with a financial institution for the arrangement of a € 450 million syndicated credit facility, relating to the construction of the Dresden 300mm manufacturing facility. The Company anticipates that the credit facility will be supported by partial guarantees from governmental entities and subject to specified financial covenants. The Company has received commitment letters from the guarantors and financial institutions and the closing of the facility is subject to the execution of documentation satisfactory to the financial institutions as well as customary closing procedures (see note 31).

Aggregate amounts of long-term debt including capital lease obligations maturing during the next five years and thereafter are as follows: 2002, € 23,887; 2003, € 22,650; 2004, € 77,877; 2005, € 33,257; 2006, € 31,478 and thereafter € 83,714.

(18) RELATED PARTIES

Infineon has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, "Related Parties"). Infineon purchases certain of its raw materials, especially chipsets, from and sells a significant portion of its products to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a markup.

Related Party receivables at September 30, 2000 and 2001 consist of the following:

	2000	2001
Siemens group – trade	104,409	132,525
Associated and Related Companies – trade	62,393	5,822
Siemens group – financial and other	49,295	25,499
Associated and Related Companies – financial and other	216,178	38,097
Employee receivables	6,850	6,330
	439,125	208,273

Related Party payables at September 30, 2000 and 2001 consist of the following:

	2000	2001
Siemens group – trade	92,055	136,732
Associated and Related Companies – trade	265,032	97,959
Siemens group – financial and other	7,594	1,717
Associated and Related Companies – financial and other	8,704	2,329
	373,385	238,737

Related Party receivables and payables have been segregated (1), between amounts owed by or to Siemens group companies and companies in which Infineon has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of product. Financial receivables and liabilities represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Transactions with Related Parties during the years ended September 30, 1999, 2000 and 2001 include the following:

	1999	2000	2001
Sales to Related Parties:			
– Siemens group companies	963,251	1,089,022	900,745
– Associated and Related Companies	110,783	121,593	147,570
Purchases from Related Parties:			
– Siemens group companies	260,107	424,324	417,487
– Associated and Related Companies	841,631	1,183,378	1,039,530
Interest income from Related Parties	21,788	14,437	8,718
Interest expense to Related Parties	15,510	21,396	10,241

(Euro in thousands, except where otherwise stated)

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of € 366,730, € 326,356 and € 88,676 for the years ended September 30, 1999, 2000 and 2001, respectively. Sales to the Siemens group sales organizations for resale to third parties are made at discounts of approximately 5 percent to 8 percent. In January 2001, the Company completed the renegotiation of its compensation arrangements with the Siemens group sales organizations to cease the practice of selling at a discount to them for resale to third parties. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

In April 2001, Siemens provided the Company with an € 450 million unsecured short-term loan, bearing interest at 4.88 percent. The loan was repaid in September 2001.

Technical equipment is leased to ALTIS (see note 10). The non-cancelable future lease payments due under this lease at September 30, 2001 amount to € 31,006 for the year 2002, € 2[illegible],384 for the year 2003, and € 15,319 for the year 2004.

Prior to the Formation, Siemens provided services to and incurred costs on behalf of Infineon. The cost of such services, including administrative services, management information services, employee benefit administration, legal administration, insurance, tax services, treasury services, and accounting and reporting, were allocated to Infineon and amounted to € 37,509 for the year ended September 30, 1999. These allocations were based upon service contracts between the relevant parties as well as upon methods that management believes are reasonable, including the use of time estimates, headcount and transaction statistics, and similar activity-based data. In the opinion of the management, such expenses are indicative of the actual expenses that would have been incurred if Infineon had been operating as an independent entity.

(19) INCOME TAXES

Income (loss) before income taxes and minority interests is attributable to the following geographic locations for the years ended September 30, 1999, 2000 and 2001:

	1999	2000	2001
Germany	(111,849)	1,297,902	(1,183,504)
Foreign	142,191	446,295	158,705
	30,342	1,744,197	(1,024,799)

Income tax (benefit) expense for the years ended September 30, 1999, 2000 and 2001 is as follows:

	1999	2000	2001
Current taxes			
Germany	10,668	448,496	23,246
Foreign	25,125	73,161	42,405
	35,793	521,657	65,651
Deferred taxes			
Germany	(66,968)	109,642	(490,585)
Foreign	1,066	(18,830)	(3,795)
	(65,902)	90,812	(494,380)
Income tax (benefit) expense	(30,109)	612,469	(428,729)

German corporate tax law applies a split-rate imputation system with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law in effect for fiscal 1999, 2000 and 2001, retained corporate income is initially subject to a federal corporate tax rate of 40 percent in each of 1999, 2000 and 2001, plus a solidarity surcharge of 5.5 percent for each year on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2 percent for the years ended September 30, 1999, 2000 and 2001, plus trade tax, net of federal benefit, of 9.8 percent for the years ended September 30, 1999, 2000 and 2001. Upon distribution of retained earnings to shareholders, the corporate income tax rate on such distributed earnings is adjusted to 30 percent, plus a solidarity surcharge of 5.5 percent in 1999, 2000 and 2001 for a total of 31.65 percent in 1999, 2000 and 2001. This reduction is effected by means of a refund for taxes previously paid, which is known as the dividend tax credit.

A reconciliation of income taxes for the years ended September 30, 1999, 2000 and 2001, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52 percent for 1999, 2000 and 2001, is as follows:

	1999	2000	2001
Expected provision (benefit) for income taxes	15,778	906,982	(532,895)
Dividend tax credit	–	(58,100)	–
Tax free income	(21,788)	(78,632)	(16,119)
Foreign tax rate differential	(65,726)	(149,908)	(91,035)
Non-deductible expenses and other provisions	3,172	721	40,896
Change in German tax rate – effect on opening balance	–	–	(28,027)
Change in German tax rate – effect on current year	12,654	–	153,840
Change in valuation allowance	18,282	(27,834)	17,798
In-process research and development	–	–	29,339
Other	7,519	19,240	(2,526)
Actual provision (benefit) for income taxes	(30,109)	612,469	(428,729)

Deferred income tax assets and liabilities as of September 30, 2000 and 2001 relate to the following:

	2000	2001
Assets		
Intangible assets	7,370	65,184
Investments	35,387	34,533
Inventories	65,901	30,241
Deferred income	105,092	83,805
Net operating loss and tax credit carry forwards	99,395	441,236
Other items	96,819	122,948
Gross deferred tax assets	409,964	777,947
Valuation allowances	(1,576)	(18,987)
Deferred tax assets	408,388	758,960
Liabilities		
Property, plant and equipment	275,401	179,721
Accrued liabilities	51,011	148,044
Other items	68,047	52,271
Deferred tax liabilities	394,459	380,036
Deferred tax assets, net	13,929	378,924

Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2000 and 2001 as follows:

		2000	2001
Deferred tax assets	Current	100,407	38,955
	Non-current	165,601	412,203
Deferred tax liabilities	Current	(74,634)	(19,487)
	Non-current	(177,445)	(52,747)
		13,929	378,924

For purposes of the preparation of the accompanying financial statements, Infineon has prepared its tax provision as if it were a separate entity for all periods prior to the Formation. Infineon recognized deferred tax benefits of € 65,902 and € 494,380 for the years ended September 30, 1999 and 2001, respectively. These benefits are recognized to the extent, it is considered more likely than not that such benefits will be realized in future years. These considerations include, but are not limited to, the ability under German tax law to carry forward incurred tax losses indefinitely and thereby offset taxable income in future years without limitation, tax planning strategies and estimates of future taxable income. These benefits were recognized based on management's belief that it would have been more likely than not that such benefits would have been utilized by Infineon in future years.

In 1999, Infineon incurred German tax losses in the amount of € 358,865. Such tax losses do not represent tax loss carry-forwards and did not result in deferred tax assets for Infineon at September 30, 1999, as such losses were incurred when the German operations were a division of Siemens, and therefore benefit Siemens. Accordingly, the related deferred tax benefit of € 180,832 is reflected as part of equity transactions with Siemens for the year ended September 30, 1999. At September 30, 2001, Infineon had tax loss carry-forwards of € 769,734 and tax credit carry-forwards of € 95,493. Such tax loss and credit carry-forwards from both German and non-German operations are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry forwards of € 90,701 which expire in 2020 and 2021.

During the year ended September 30, 2001, valuation allowances were established relating to the Malaysia operations for tax loss carry-forwards which management believes that it is more likely than not that they will not be fully utilized, due to the existence of tax credit carry forwards.

Infineon did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the years ended September 30, 1999, 2000 and 2001, respectively, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The income tax (benefit) expense for 1999, 2000 and 2001 was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was € (1,965), € 7,945 and € (15,625) for 1999, 2000 and 2001, respectively.

In October 2000, the German government passed new tax legislation which, among other changes, will reduce the Company's statutory tax rate in Germany from 40 percent on retained earnings and 30 percent on distributed earnings to a uniform 25 percent, effective for

(Euro in thousands, except where otherwise stated)

the company's year ending September 30, 2002. The impact of the various revisions in the new tax legislation was accounted for during the year ended September 30, 2001, the period of the enactment of the legislation, as required by SFAS No. 109, "Accounting for Income Taxes". The impact of the legislation, primarily reflecting the effect of the tax rate reduction on the Company's deferred tax balances at September 30, 2000, was to increase income tax benefit of € 28,027 for the year ending September 30, 2001.

(20) PENSION PLANS

Infineon provides pension benefits to a significant portion of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Information with respect to Infineon's pension plans for the years ended September 30, 1999, 2000 and 2001 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	1999		2000		2001	
	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS
Change in projected benefit obligations:						
Projected benefit obligations beginning of year	(159,498)	(42,216)	(147,681)	(19,495)	(170,062)	(34,560)
Service cost	(9,109)	(1,191)	(10,443)	(5,840)	(12,379)	(2,314)
Interest cost	(9,570)	(802)	(9,018)	(3,181)	(11,235)	(2,298)
Actuarial gains (losses)	(4,766)	–	(3,911)	(867)	(5,809)	(3,404)
Business combinations	–	–	(338)	(614)	–	–
Plan amendments	–	–	–	–	–	4,114
Settlement of pension obligations	33,001	24,714	14	421	729	841
Benefits paid	2,261	–	1,315	8	2,169	–
Foreign currency effects	–	–	–	(4,992)	–	2,860
Projected benefit obligations end of year	(147,681)	(19,495)	(170,062)	(34,560)	(196,587)	(34,761)
Change in fair value of plan assets						
Fair value at beginning of year	–	5,116	–	5,640	154,696	9,347
Contributions and transfers	–	–	154,696	3	–	14,690
Actual return on plan assets	–	524	–	2,144	(21,834)	1,269
Foreign currency effects	–	–	–	1,560	–	(1,265)
Fair value at end of year	–	5,640	154,696	9,347	132,862	24,041
Funded status	(147,681)	(13,855)	(15,366)	(25,213)	(63,725)	(10,720)
Unrecognized actuarial gain	4,766	4,004	8,676	5,513	51,783	2,698
Unrecognized net obligation (asset)	5,208	(140)	3,472	(119)	1,734	–
Unrecognized prior service cost	–	157	–	169	–	136
Net liability recognized	(137,707)	(9,834)	(3,218)	(19,650)	(10,208)	(7,886)

The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	1999		2000		2001	
	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS
Prepaid pension cost	–	–	3,674	–	–	–
Restricted cash	–	–	14,492	–	–	–
Accumulated other comprehensive income	–	–	–	–	19,386	–
Accrued pension liability	(137,707)	(9,834)	(21,384)	(19,650)	(29,594)	(7,886)
Net liability recognized	(137,707)	(9,834)	(3,218)	(19,650)	(10,208)	(7,886)

The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	1999		2000		2001	
	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS
Discount rate	6.0%	7.5%	6.5%	7.8%	6.0%	7.5%
Rate of compensation increase	2.5%	4.5%	3.5%–3.8%	5.0%	3.0%	4.5%
Expected return on plan assets		8.5%		8.5%	10.0%	8.0%

The components of net periodic pension (cost) benefit for the years ended September 30, 1999, 2000 and 2001 are as follows:

	1999		2000		2001	
	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS
Service cost	(9,109)	(1,191)	(10,443)	(5,840)	(12,379)	(2,314)
Interest cost	(9,570)	(802)	(9,018)	(3,181)	(11,235)	(2,298)
Return on plan assets	–	524	–	667	15,468	1,926
Amortization of prior service cost	–	(24)	–	82	–	(30)
Amortization of unrecognized gains	–	(127)	–	67	–	104
Amortization of unrecognized net obligation/asset	(1,736)	47	(1,737)	(203)	(1,736)	–
Net periodic pension (cost) benefit	(20,415)	(1,573)	(21,198)	(8,408)	(9,882)	(2,612)

In connection with the Formation, certain employee groups exercised their right to remain in the Siemens pension plan. As a result of this election, the projected benefit obligation was reduced by € 33,001 and is shown as a settlement of pension obligations. No gain or loss was recognized on the transfer.

Prior to 1999, Infineon was required to purchase investments to fund certain foreign pension payments. In March 1999, Infineon settled these pension obligations for € 18,573, resulting in a net gain of € 4,388.

On September 25, 2000, the Company established the Infineon Technologies Pension Trust (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed € 154,696 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities (see note 16).

As of result of the employee terminations, in connection with the Company's restructuring plan (see note 23), it is anticipated that certain of the Company's defined benefit plans may be required to be accounted for as a partial curtailment pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." However, as of September 30, 2001, the extent of the effect of the curtailment on the Company's pension obligations is not presently quantifiable as the identification of specific employees subject to the involuntary termination plan has not been completed. Accordingly, the impact of any potential defined benefit plan curtailment gain or loss will be recognized upon the ultimate indemnification of specific employees effected by the plan of termination and the completion of the actuarial re-measurement of the related pension obligation.

(Euro in thousands, except where otherwise stated)

(21) GOVERNMENT GRANTS AND SUBSIDIES

Infineon has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, grants to subsidize research and development activities, employee training and interest expense. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 1999, 2000 and 2001 are as follows:

	1999	2000	2001
Included in the statements of operations			
Interest subsidies	41,523	62,385	378
Research and development	33,067	41,172	71,240
Other	17,789	11,090	9,606
Total	92,379	114,647	81,224
Construction grants deducted from the cost of fixed assets	642	123	11,080

(22) LICENSE AND TECHNOLOGY TRANSFER FEES

During the years ended September 30, 1999, 2000, and 2001, Infineon recognized revenues related to license and technology transfer fees of € 46,343, € 175,759 and € 88,228, respectively, which are included in net sales in the accompanying statements of operations. Infineon received payments of € 144,984 from ProMOS through 1999, which have been recorded as deferred revenue and are offset against the related investment (see note 11) in the accompanying balance sheets. In March 2000, the Company entered into new technology transfer agreements with ProMOS and restructured existing agreements with MVI, the majority shareholder of ProMOS. As part of these agreements, previously unrecognized license fees of $108 million due from MVI were rescheduled and will be recognized as revenue over the life of the new contracts. In conjunction with the restructured agreements, license fees previously received but deferred of € 138,045 were recognized as revenue in the year ended September 30, 2000, since the Company had fulfilled all of its obligations and all such amounts were realized.

(23) RESTRUCTURING

In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, Infineon approved plans to restructure the organization and reduce costs. Infineon is implementing changes to streamline its procurement and logistics processes as well as reduce information technology and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. Accordingly, the Company announced plans to reduce worldwide headcount by approximately 5,000 employees. As of September 30, 2001, the Company has signed termination agreements with approximately 2,000 personnel.

Restructuring charges of € 116,505 were expensed during the year ended September 30, 2001. This charge is comprised of € 56,835 relating to involuntary employee terminations, € 43,420 relating to both previously capitalized expenditures (€ 27,145) and related exit costs (€ 16,275) associated with the discontinuance of a worldwide information technology project and € 16,250 of other exit costs.

Components of the restructuring charge and amounts paid during the period and the remaining accrued liability as of September 30, 2001, are as follows:

	RESTRUCTURING CHARGE	PAYMENTS	ACCRUED LIABILITY
Employee terminations	56,835	3,740	53,095
Other exit costs	32,525	4,147	28,378
	89,360	7,887	81,473
Write-off of IT project costs	27,145		
Total charge	116,505		

Infineon anticipates completing the remainder of the headcount reduction and all exit activities associated with the restructuring by September 30, 2002.

(24) SUPPLEMENTAL OPERATING COST INFORMATION

The costs of services and materials are as follows for the years ended September 30:

	1999	2000	2001
Raw materials, supplies and purchased goods	1,701,610	2,046,727	2,044,446
Purchased services	656,895	1,022,698	1,357,338
Total	2,358,505	3,069,425	3,401,784

Personnel expenses are as follows for the years ended September 30:

	1999	2000	2001
Wages and salaries	910,713	1,263,165	1,511,309
Social levies	139,478	183,668	239,519
Pension expense	21,988	29,606	12,494
Total	1,072,179	1,476,439	1,763,322

The number of employees by geographic region is as follows as of September 30:

	1999	2000	2001
Germany	12,853	14,247	16,814
Other Europe	2,842	3,409	5,007
USA	2,563	2,838	3,023
Asia/Pacific	7,521	8,672	8,949
Other	0	0	20
Total	25,779	29,166	33,813

As of September 30, 2001, approximately 3,000 employees are to be terminated in connection with the restructuring (see note 23).

(25) SUPPLEMENTAL CASH FLOW INFORMATION

	1999	2000	2001
Cash paid for			
Interest	68,743	90,138	126,132
Income taxes	5,995	211,060	282,259
Non-cash investing and financing activities			
Contributions from (to) Siemens	3,516,375	12,267	(11,050)
Deferred tax benefits transferred to Siemens	(153,565)	—	—
Equipment transferred to Associated Company	47,700	—	—

The proceeds from the sale of the Company's interest in Osram Opto (see note 4) is reflected under net cash provided by financing activities as a capital contribution. The excess purchase price of € 392,310 is net of deferred tax of € 140,510.

(26) OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) for the years ended September 30, 1999, 2000 and 2001 are as follows:

	1999			2000			2001		
	PRETAX	TAX EFFECT	NET	PRETAX	TAX EFFECT	NET	PRETAX	TAX EFFECT	NET
Unrealized gains (losses) on securities Unrealized holding gains (losses)	(3,698)	1,886	(1,812)	12,959	(6,059)	6,900	(3,157)	1,709	(1,448)
Reclassification adjustment for (gains) losses included in net income (loss)	(182)	79	(103)	3,698	(1,886)	1,812	(12,959)	6,059	(6,900)
Net unrealized gains (losses)	(3,880)	1,965	(1,915)	16,657	(7,945)	8,712	(16,116)	7,768	(8,348)
Additional minimum pension liability	—	—	—	—	—	—	(19,386)	7,857	(11,529)
Foreign currency translation adjustment	49,106	—	49,106	105,085	—	105,085	(19,032)	—	(19,032)
Other comprehensive income (loss)	45,226	1,965	47,191	121,742	(7,945)	113,797	(54,534)	15,625	(38,909)
Accumulated other comprehensive income (loss) – beginning of year	(48,418)	(81)	(48,499)	(3,192)	1,884	(1,308)	118,550	(6,061)	112,489
Accumulated other comprehensive income (loss) – end of year	(3,192)	1,884	(1,308)	118,550	(6,061)	112,489	64,016	9,564	73,580

(Euro in thousands, except where otherwise stated)

(27) STOCK-BASED COMPENSATION

Fixed Stock Option Plan

In 1999, the shareholders approved a share option plan ("LTI 1999 plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company may grant options over a five-year period to members of the Management Board for up to 2.25 million ordinary shares, directors of subsidiaries and affiliates for up to 6 million ordinary shares, and other eligible employees for up to 39.75 million ordinary shares. The exercise price of each option equals 120 percent of the average closing price of the Company's stock during the five trading days prior to the date of grant. Options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire 7 years from the grant date.

On April 6, 2001, the shareholders approved the International Long-Term Incentive Plan ("LTI 2001 Plan"), which replaces the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions. Pursuant to the provisions of the LTI 2001 Plan, an aggregate of 51.5 million options can be granted within a five-year period. Options, once granted, have a vesting period of at least two years and can be exercised within seven years of the grant date at an exercise price of 105 percent of the average market price of the Company's shares over a specified period preceding the grant date.

Under the LTI 2001 Plan, the Supervisory Board will decide annually within three months after publication of financial results how many options to grant to the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of 0 percent; expected volatility of 45 percent; risk-free interest rate of 5.46 percent; and expected life of 4.5 years. Weighted-average assumptions used for grants in 2001 are as follows: dividend yield 0 percent; expected volatility 50 percent; risk-free interest rate of 5.35 percent; and expected life of 4.5 years.

A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2000 and 2001, and changes during the year then ended is presented below:

	SEPTEMBER 30, 2000		SEPTEMBER 30, 2001	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	–	–	5,469,468	€ 42.15
Granted	5,556,268	€ 42.15	6,013,060	€ 54.15
Exercised	–	–	–	–
Forfeited	(86,800)	€ 42.00	(214,650)	€ 43.82
Outstanding at end of year	5,469,468	€ 42.15	11,267,878	€ 48.56

The weighted average fair value of each option granted during the year ended September 30, 2001, was € 24.18.

The following table summarizes information about stock options outstanding at September 30, 2001:

RANGE OF EXERCISE PRICES	OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
€ 27.54	175,500	6.93 years	€ 27.54
€ 42.00	5,278,468	5.45 years	€ 42.00
€ 44.95 – € 47.34	93,500	6.41 years	€ 45.08
€ 53.26 – € 55.87	5,702,410	6.52 years	€ 55.11
€ 90.85	18,000	5.84 years	€ 90.85
	11,267,878		

No options were exercisable at September 30, 2001.

As described in note 2, the Company applies APB Opinion 25 and related interpretations in accounting for stock-based compensation. Accordingly, no compensation expense has been recognized for the LTI 1999 and 2001 Plans. Had compensation expense been determined based on the fair value provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2000	2001
Net income (loss)		
As reported	1,125,585	(590,581)
Pro forma	1,115,763	(637,587)
Basic and diluted earnings (loss) per share		
As reported	1.83	(0.92)
Pro forma	1.81	(1.00)

Employee Stock Purchase Plan

In connection with the IPO on March 13, 2000, as part of an employee offering, employees could purchase shares pursuant to a preferential allocation mechanism. Employees purchased 7,540,448 shares at an average discount of 5 percent of the offer price. The Company has recognized compensation expense related to this employee offering of € 2,992 during the year ended September 30, 2000.

In May 2001, the Company implemented a worldwide employee stock purchase plan in accordance with the provisions of United States Internal Revenue Code Section 423, which generally provides the employees with a discount of 15 percent for purchases of ordinary shares up to a maximum of 80 shares per employee subject to a one year holding period. Pursuant to the provisions of this plan, employees purchased 11,892 shares.

(28) FINANCIAL INSTRUMENTS

Infineon periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

The Euro equivalent notional amounts and fair values of the Company's derivative instruments as of September 30, 2000 and 2001 are as follows:

	2000		2001	
	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
Forward contracts sold				
U.S. Dollar	1,114,330	(6,078)	1,377,151	61,687
Japanese Yen	–	–	136,187	6,930
Singapore Dollar	79,254	(3,015)	–	–
British Pound	4,140	4	6,780	234
Forward contracts purchased				
U.S. Dollar	107,425	1,314	261,228	(7,599)
Japanese Yen	32,050	597	43,989	(1,053)
Singapore Dollar	–	–	25,797	(416)
British Pound	3,250	6	6,619	(75)
Other currencies	146,772	(865)	64,382	(920)
Option contracts sold				
U.S. Dollar	450,000	–	–	–
Option contracts purchased				
U.S. Dollar	470,219	(39,402)	–	–
Cross currency interest rate swap				
U.S. Dollar	–	–	615,950	58,695

As of September 30, 2000 and 2001, the carrying amounts and the fair values of the forward and option contracts are the same.

Gains related to foreign currency derivatives and foreign currency transactions amounted to € 41,613, € 183,589 and € 34,323, for the years ended September 30, 1999, 2000 and 2001, respectively. Gains and losses on derivative financial instruments are generally included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of Infineon's unse-

(Euro in thousands, except where otherwise stated)

cured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions in the transferability under the interest free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. The fair values of Infineon's cash and cash equivalents, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short term nature. The fair values of marketable securities are provided in note 7.

(29) RISKS

Financial instruments that expose Infineon to credit risk consist primarily of trade receivables and currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers and Infineon's credit approval and monitoring procedures. The concentration of credit risk with respect to foreign currency derivatives is limited by transactions with multiple banks up to pre-established limits. Related Parties account for a significant portion of sales and trade receivables.

In order to remain competitive, Infineon must continue to make substantial investments in in-process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

A portion of the intellectual property rights transferred to Infineon by Siemens is restricted. Infineon cannot use such intellectual property rights outside its current business or license them to third parties without the prior approval of Siemens. Siemens has retained the right to license such intellectual property rights to third parties, which include certain intellectual property rights critical to Infineon. Siemens has agreed to not engage in or carry out research or development production or distribution of semiconductor devices per se, except to the extent that the company is unable or unwilling to provide these devices to Siemens.

As a subsidiary of Siemens, Infineon benefits under a number of patent cross licenses, technology licenses and purchasing agreements. The benefits of such agreements will be lost once Siemens' direct and indirect ownership in Infineon falls below 50 percent. Infineon has successfully negotiated certain replacement contracts and is negotiating further replacement and new contracts with third parties.

On August 10, 2000, Siemens issued a guaranteed exchangeable note in an aggregate nominal amount of € 2,500,000 (representing 4 percent of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of € 100 each. The notes bear a 1 percent fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005, for 1,000 Infineon shares.

(30) COMMITMENTS AND CONTINGENCIES

On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against the Company in the United States and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company's DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company's financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001, and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all of Rambus' patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the standard setting organization of JEDEC and awarded damages to Infineon. Should Rambus appeal, the Company cannot conclude as to the likelihood of an unfavorable outcome on appeal or whether the Company will ultimately prevail in the matter.

The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the United States. The Court is currently in the process of appointing a technical expert to assist in deciding upon the infringement issue. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

In October 1999, Deutsche Telekom AG ("DT") notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately € 90,000 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, DT brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately € 125,000. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that a material adverse effect on the Company's financial position, results of operations or cash flows will result in connection with the DT claim.

The Company is subject to various other lawsuits, claims and proceedings related to products, patents, and other matters incidental to its businesses. Liabilities including accruals for significant litigation costs related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company's financial position, although the final resolution of such matters could have a material effect on the Company's results of operations or cash flows in the year of settlement.

In connection with the Formation, Siemens retained certain facilities located in the United States and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Since 1994, Infineon has received an aggregate of approximately € 498,203 in government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria, and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements; nevertheless, should the total project requirements not be met, a portion of these subsidies could be refundable.

Infineon has entered into capacity reservation agreements with certain silicon foundries for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, Infineon has agreed to purchase certain minimum quantities at specified prices. Additionally, under product purchase agreements with ProMOS and ALTIS, Infineon has agreed to buy 38 percent (on a net basis) and 50 percent of their respective total annual production output based, in part, on market prices. With respect to ProMOS, the agreed capacity refers to substantially all production based on the Company's licensed technology, net of the portion sold to MVI. Upon the completion of the installation of 300mm manufacturing equipment at ProMOS, Infineon's commitment to purchase production output will be increased to 48 percent. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

In March 2000, the Company entered into a commercial agreement and a memory supply agreement with Intel. These agreements require the commissioning of the Company's new 300mm facility by April 1, 2003, and the availability of capacity and product to Intel. If the new facility is not commissioned by that date, Intel would be entitled to a portion of the Company's then existing production capacity and monetary damages of $ 50 million if the Company's average share price fell below a stipulated value after April 1, 2003. The facility is currently scheduled to be commissioned in the first half of calendar year 2002.

As a result of the Formation, the Company has agreed to indemnify Siemens against any losses relating to certain guarantees of financing arrangements that were transferred to the Company. At September 30, 2001, these arrangements include:

- a guarantee of a letter of credit in the amount of € 313,400 issued to cover contingent liabilities to repay government grants in respect of the Dresden facility;
- a guarantee of indebtedness of ProMOS in the amount of $ 145 million which indebtness contains a cross-default provision to another credit agreement.

On September 7, 2001, ALTIS executed a bridge loan facility with a financial institution in the amount of € 450,000 with a maturity date of December 28, 2001, of which € 370,000 was outstanding at September 30, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. Pursuant to this facility, the shareholders of ALTIS, IBM and Infineon, have guaranteed the repayment of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. The Company's share of this guaranty was € 185,000 as of September 30, 2001. There can be no assurances that the negotiations to refinance the bridge facility will be successful.

In connection with the formation of the UMCi joint venture, the Company has provided UMC with an irrevocable proxy to vote one-half of its ownership interest on specified governance and operational matters, and agreed to contribute, in periods subsequent to September 30, 2001, specified technology and aggregate cash capital contributions of approximately $ 481 million. Additionally, the Company has entered into a foundry capacity agreement with the UMCi joint venture which provides for certain minimum purchase volume commitments.

Total rental expenses under operating leases amounted to € 128,692, € 131,348 and € 181,302 for the years ended September 30 1999, 2000, and 2001, respectively. Future minimum lease payments under non-cancelable operating lease agreements with initial or remaining terms in excess of one year at September 30, 2001 are as follows: 2002, € 83,976; 2003, € 72,794; 2004, € 49,634; 2005, € 46,612; 2006, € 20,987, and € 94,036 for the remaining years.

(31) SUBSEQUENT EVENTS

On November 28, 2001, the European Commission announced an inquiry into whether proposed subsidies (aggregating € 219,000) applied for, but not yet received, by the Company with the Federal Republic of Germany and another governmental entity relating to the expansion of the Dresden manufacturing facility are in accordance with European Union directives. The Company recognizes such subsidies only when received. The Company believes that its application for such subsidies is appropriate and that the ultimate resolution of the inquiry will not have a material adverse effect on the Company's financial position or results of operations.

Through November 29, 2001, the Company received commitment letters and agreed on documentation for a € 450,000 syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The Company does not believe that this guarantee will be impacted by the aforementioned European Commission inquiry. The proceeds of the credit facility are to be utilized to fund advances previously made by the Company to construct a new 300mm manufacturing facility at Dresden. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. The credit facility is subject to customary closing procedures.

On November 29, 2001, the Company received commitment letters for € 580,000 from a syndicate of financial institutions participating in the Company's existing revolving credit facility (see note 17), authorizing an amendment to the facility. The amendment extends the maturity date of the short-term tranche of the facility (previously € 354,000) from its original maturity date of March 2002 to November 2002. Additionally, the amendment provides for revised financial covenants. The amendment is subject to execution of documentation satisfactory to the financial institutions and customary closing procedures. The Company is further negotiating with the remaining financial institutions in the existing syndicate, and, if necessary, additional financial institutions, for commitments to participate in the syndicated facility to increase the total amount of the facility to its original amount of € 750,000.

(Euro in thousands, except where otherwise stated)

(32) OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

Infineon has reported its operating segment and geographic information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

Infineon operates primarily in five major operating segments, four of which are application focused: Automotive and Industrial, Wireline Communications, Wireless Communications, and Security and Chip Card ICs, and one of which is product focused: Memory Products. Further, certain of Infineon's remaining activities for product lines sold as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "Other Operating Segments" category pursuant to SFAS No. 131.

Prior to the 2001 financial year, the Security and Chip Card ICs segment did not meet the requirements of a reportable segment. For the 2001 financial year, the Security and Chip Card ICs segment is identified as a reportable segment and, due to its continuing significance, is reported separately pursuant to the requirements of SFAS No. 131, with prior period segment information restated for comparative purposes.

The Company reorganized certain of its business units during the 2001 financial year to better reflect its customer and market profiles. Effective October 1, 2000, the Other Operating Segment includes the results of certain activities previously reported under Corporate and Reconciliation, the Image & Video and the Infrared Components Businesses (both previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 1999 and 2000 financial years have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year, and to facilitate analysis of current and future operating segment information.

Each of these segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been identified as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and earnings before interest, minority interests and taxes. Infineon does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segments. Infineon does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure of earnings before interest and taxes on a segment basis.

Information with respect to Infineon's operating segments follows:

Automotive and Industrial

The Automotive and Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

Wireline Communications

The Wireline Communications segment designs, develops and markets semiconductors and complete systems for use in a wide variety of narrowband and broadband communication applications.

Wireless Communications

The Wireless Communications segment designs, develops and markets semiconductors and complete systems solutions for a range of wireless applications, including cellular telephone systems, cordless telephone system and devices used in connection with the "GPS" global positioning system.

Memory Products

The Memory Products segment designs, develops and manufactures semiconductor memory products with various packaging and configuration options, architectures and performance characteristics for use in standard memory applications.

Security and Chip Card ICs

The Security and Chip Card ICs segment develops, manufactures and markets security controllers, security memories and other semiconductors and system solutions for use in applications requiring special security features such as banking, telecommunications, access control, identification and other security-sensitive applications.

Other Operating Segments

Certain remaining activities for product lines sold as well as new business activities are included in the Other Operating Segments. In August 2001, the company sold its interest in Osram Opto to Osram (see note 4).

The following tables present selected segment data for the years ended September 30, 1999, 2000 and 2001:

	1999	2000	2001
Net sales			
Automotive and Industrial	665,405	880,151	1,098,502
Wireline Communications	498,536	664,281	768,381
Wireless Communications	864,993	1,221,140	997,049
Memory Products	1,405,885	3,473,306	1,587,568
Security and Chip Card ICs	276,408	374,585	588,116
Other Operating Segments	446,845	578,638	574,957
Corporate and Reconciliation	79,221	90,497	56,150
Total	4,237,293	7,282,598	5,670,723

	1999	2000	2001
Earnings (loss) before interest, minority interests and taxes			
Automotive and Industrial	22,778	69,294	144,684
Wireline Communications	21,643	46,465	(94,884)
Wireless Communications	181,897	261,289	(178,341)
Memory Products	(237,854)	1,336,393	(930,787)
Security and Chip Card ICs	24,237	49,296	27,356
Other Operating Segments	33,928	27,216	187,817
Corporate and Reconciliation	(59,670)	(120,445)	(180,059)
Total	(13,041)	1,669,508	(1,024,214)

	1999	2000	2001
Depreciation and Amortization			
Automotive and Industrial	100,469	117,225	152,677
Wireline Communications	53,550	61,147	97,750
Wireless Communications	82,052	135,221	167,332
Memory Products	267,249	389,127	588,580
Security and Chip Card ICs	25,922	51,659	81,206
Other Operating Segments	37,218	79,277	34,185
Corporate and Reconciliation	6,608	–	–
Total	573,069	833,656	1,121,730

	1999	2000	2001
Equity in earnings of associated companies			
Automotive and Industrial	–	–	–
Wireline Communications	–	–	85
Wireless Communications	–	–	–
Memory Products	23,462	81,616	11,739
Security and Chip Card ICs	–	–	–
Other operating Segments	7,786	9,027	646
Corporate and Reconciliation	2,515	10,660	12,358
Total	33,763	101,303	24,828

	1999	2000	2001
Inventories			
Automotive and Industrial	82,625	129,650	173,596
Wireline Communications	16,599	54,936	101,109
Wireless Communications	78,075	118,311	121,434
Memory Products	303,502	358,594	267,044
Security and Chip Card ICs	12,782	36,124	69,634
Other Operating Segments	18,629	35,095	48,830
Corporate and Reconciliation	164,760	108,104	100,263
Total	676,972	840,814	881,910

Due to the specific application and product-based nature of the operating segments, there are no sales transactions between operating segments. Accordingly, net sales by operating segment represents sales to external customers.

Raw material and work-in-process of the common logic production front-end facilities, and work-in-process of the common back-end facilities are not under the control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume, and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the Corporate and Reconciliation column. Only raw material of the back-end facilities ("chip stock") and finished goods are attributable to the operating segments and included in the segment information reported to the CODM.

In 2001, the Company revised its method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. The Company has revised the method to allocate excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs will be included in Corporate and Reconciliation. This change did not affect prior periods. The Company believes that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries, and more appropriately reflects the segment operating results.

Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains, and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the year ended September 30, 2001, Corporate and Reconciliation includes unallocated excess capacity costs of € 27,001, restructuring charges of € 116,505, corporate information technology development costs and charges of € 71,200.

The following is a summary of operations by geographic area for 1999, 2000 and 2001:

	1999	2000	2001
Net sales			
Germany	1,241,375	1,611,862	1,745,314
Other Europe	1,203,106	1,646,557	1,260,285
USA	826,824	1,814,448	1,261,354
Asia/Pacific	899,320	2,099,834	1,308,551
Other	66,668	109,897	95,219
Total	4,237,293	7,282,598	5,670,723

	1999	2000	2001
Long-lived assets			
Germany	1,686,514	2,296,904	3,454,016
Other Europe	651,188	789,427	1,006,263
USA	1,031,691	1,312,191	1,551,053
Asia/Pacific	128,867	310,414	349,956
Other	46,101	11,117	7,481
Total	3,544,361	4,720,053	6,368,769

Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. Long-lived assets are those assets located in each geographic area.

Except for sales to Siemens, which are discussed in note 18, no single customer accounted for more than 10 percent of Infineon's sales during the years ended September 30, 1999, 2000 and 2001. Sales to Siemens are made primarily by the Wireline Communications and Wireless Communications segments.

(Euro in thousands, except where otherwise stated)

ADDITIONAL INFORMATION TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO HGB SECTION 292A

SIGNIFICANT DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

Introduction

Infineon Technologies AG, as a German holding company, is subject to the German Commercial Code ("Handelsgesetzbuch", or "HGB"), which principally requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company has prepared its consolidated financial statements in accordance with the U.S. GAAP. The following is a description of the significant differences between German GAAP and U.S. GAAP.

Fundamental Differences

The emphasis of U.S. GAAP is to provide all relevant information to investors in order to facilitate future investment decisions. Additionally, as an U.S. listed entity, the Company must adhere to certain accounting and reporting requirements as prescribed by the U.S. Securities and Exchange Commission. The primary difference between German GAAP and U.S. GAAP is that they are based on different concepts. German GAAP is oriented towards the protection of creditors and an emphasis on the prudence concept.

Basis of Presentation of Financial Statements

Under U.S. GAAP, the financial statements prior to the legal formation of the Company reflect the combined historical financial statements of all semiconductor businesses transferred from Siemens to Infineon assuming that Infineon has existed in its current form as a separate legal entity for all periods presented prior to its legal formation. This includes the recognition of certain revenues and expenses related to assets, liabilities and operations, including North Tyneside, which were not contributed to Infineon by Siemens. Under German GAAP, consolidated financial statements would be presented on a pro forma basis and only include those entities directly or indirectly controlled by the reporting entity.

Financial Statement Presentation

The balance sheet presentation under U.S. GAAP is based on the planned realization of assets and the maturity of liabilities in the normal course of business. The balance sheet presentation under German GAAP is principally defined in HGB section 266, and is based on enterprise's planned holding time for the respective asset, liability or equity.

Revenue Recognition

Revenue recognition is generally the same under German and U.S. GAAP, whereby revenue is recognized when realized and earned. Differences in the timing of recognition can exist in transactions when the Company retains on-going financial, operational or performance commitments or the contractual amounts are not objectively verifiable.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or fair market value as of the balance sheet date. Under U.S. GAAP, the Company's marketable securities are classified as available for sale and valued at fair market value as of the balance sheet date. Unrealized gains and losses are reported in other comprehensive income net of deferred taxes.

Inventories

Inventory valuation is based on manufacturing costs under both German and U.S. GAAP. Manufacturing costs under U.S. GAAP are defined as production costs on a full absorption basis, whereby manufacturing overhead is included together with material and other direct manufacturing costs. Under German GAAP, certain overhead costs can be excluded from the valuation of inventory.

Goodwill

Under U.S. GAAP, pursuant to SFAS No. 141, "Business Combinations", in connection with SFAS No. 142, "Goodwill and other Intangible Assets", goodwill arising from business combinations accounted for as a purchase after June 30, 2001, is no longer amortized. Under German GAAP, such goodwill is amortized over its estimated useful life.

In-process Research and Development

Under German GAAP, in-process research and development projects acquired in a business combination are not specifically identified but rather included as part of goodwill. Under U.S. GAAP, acquired in-process research and development is specifically identified, valued, and charged to expense at the date of acquisition.

Financial Instruments

Under German GAAP, derivative financial instruments are not recorded on the balance sheet. Unrealized gains are not recognized and unrealized losses are accrued. Under U.S. GAAP, derivative financial instruments are recorded on the balance sheet at their fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative financial instrument is designated as part of a hedge transaction and the type of hedge transaction.

Deferred Taxes

The main difference in accounting for deferred taxes relates to the fact that under German GAAP deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is deemed "more likely than not" that the deferred tax asset will not be realized.

Pension Provisions and Similar Obligations

Under U.S. GAAP, pension obligations are recognized based on the projected benefit obligation using the projected unit credit method. This is also permitted under HGB. Under U.S. GAAP, establishing and funding a trust, independent of the company, results in a corresponding reduction in pension obligations from the balance sheet. Under German GAAP, pension assets and obligations are recorded gross on the balance sheet until such obligations are legally settled.

Stock-based Compensation

Under German GAAP, the company recognizes as expense the difference between the fair market value of the Infineon shares and the exercise price of the stock options, if the fair market value is higher. Under U.S. GAAP, the company accounts for stock-based compensation on the intrinsic value method pursuant to APB Opinion 25 which does not result in a compensation charge if the fair market value of the stock does not exceed the exercise price of the option on the measurement date.

Equity Offering Costs

Under German GAAP, direct costs incurred in connection with equity offerings are expensed, while under U.S. GAAP such costs are charged to additional paid-in capital.

Accrued Liabilities

Under German GAAP, certain costs can be accrued for anticipated future events in certain circumstances. Under U.S. GAAP, recognition of an accrued liability represents an existing liability to third parties or must meet very specific recognition criteria.

Foreign Currency Translation

Under German GAAP, foreign currency denominated assets and liabilities are recorded at spot rate on the transaction date, with only unrealized losses reflected in income at the balance sheet date. Under U.S. GAAP, foreign currency denominated assets and liabilities are translated at the spot rate at the balance sheet date, with both unrealized gains and losses reflected in income.

Government Subsidies

Under German GAAP, non-taxable investment subsidies and interest subsidies can be recognized in income when received. Under U.S. GAAP, these amounts are deferred and recognized in income during the periods in which the related expense is incurred.

Equity Method Accounting

Under German GAAP, consolidated financial statements could include the equity in earnings of Associated Companies based on the local accounting principles. Under U.S. GAAP equity in earnings is determined pursuant to U.S. GAAP.

Gain on Associated Company Share Issuance

Under German GAAP, a capital increase of an Associated Company which increases the proportional valuation of the Company's investment is reflected in income. Under U.S. GAAP and specific SEC regulations, income recognition is subject to additional criteria which, if not met, requires recognition as an adjustment to shareholders' equity.

Application of Exception Regulations

Pursuant to HGB section 264a, partnerships where the unlimited liability is not held by a natural person or another partnership with a natural person as the unlimited liability partner are required to prepare financial statements similar to a limited liability corporation. Pursuant to HGB section 264b, such partnerships are exempt from preparing separate financial statements if they are included in the consolidated financial statements of the holding company, and such consolidated financial statements are registered with the trade register of the respective partnership.

Infineon utilizes the exemption in respect of the following companies:

- COMNEON GmbH & Co. OHG, Nuremberg
- Infineon Technologies Dresden GmbH & Co. OHG, Dresden
- Infineon Technologies SC 300 GmbH & Co. KG, Dresden
- Ingentix GmbH & Co. KG, Munich
- EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH & Co. KG, Warstein-Belecke
- Infineon Technologies Immobilien Regensburg GmbH & Co. KG

Infineon Ventures GmbH, Munich, has entered into a profit-transfer agreement with Infineon Technologies AG and also utilizes the exemption pursuant to HGB section 264 par 3.

Board of Directors*

The remuneration of the Supervisory Board for the year ended September 30, 2001 was 463,000 Euro. In addition, the members of the Supervisory Board receive 1,500 share appreciation rights each. The total remuneration of the Management Board for the year ended September 30, 2001 consists of fixed salary of 1,164,000 Euro and 345,000 stock options granted in connection with the LTI 1999 Plan. The fair value of each stock option and stock appreciation right at their grant date was 25.20 Euro. The provision for variable bonus of the Management Board at September 30, 2000 was not fully utilized and an amount of 512,000 Euro was released in the current financial year.

The members of the Management and Supervisory Boards of Infineon Technologies AG are listed below:

(Including membership of the Management Board and other comparable governing bodies during the year ended September 30, 2001.)

MANAGEMENT BOARD INFINEON TECHNOLOGIES AG

Dr. Ulrich Schumacher
Chairman, President and Chief Executive Officer

External positions
Member of Supervisory Board
– Deutsche Bahn AG, Berlin
Company positions
Chairman of Boards of Directors
– Infineon Technologies Asia Pacific Pte. Ltd., Singapore
– Infineon Technologies Japan K.K., Tokyo, Japan
– Infineon Technologies North America Corp., Wilmington, Delaware, USA
Chairman of Supervisory Board
– Infineon Technologies Austria AG, Villach, Austria

Peter Bauer
Executive Vice President and Chief Sales and Marketing Officer

External positions
Member of Supervisory Board
– Siemens VDO Automotive AG, Munich
Company positions
Deputy Chairman of Board of Directors
– Infineon Technologies Japan K.K., Tokyo, Japan
Member of Boards of Directors
– Infineon Technologies Asia Pacific Pte. Ltd., Singapore
– Infineon Technologies North America Corp., Wilmington, Delaware, USA
– Infineon Technologies Savan Ltd., Netanya, Israel
– Infineon Technologies U.K. Ltd., Bracknell, Great Britain

Peter J. Fischl
Executive Vice President and Chief Financial Officer

Company positions
Member of Boards of Directors
– Infineon Technologies Asia Pacific Pte. Ltd., Singapore
– Infineon Technologies Japan K.K., Tokyo, Japan
– Infineon Technologies North America Corp., Wilmington, Delaware, USA
Member of Supervisory Board
– Infineon Technologies Austria AG, Villach, Austria
Member of Board of Shareholders' Representatives
– Osram Opto Semiconductors GmbH & Co. OHG, Regensburg**

Dr. Sönke Mehrgardt
Executive Vice President and Chief Technology Officer

External positions
Member of Supervisory Boards
– Loewe AG, Kronach
– Loewe Opta GmbH, Kronach
Company positions
Chairman of Board of Shareholders' Representatives
– Infineon Technologies Orion GmbH, Munich

Dr. Andreas von Zitzewitz
Executive Vice President and Chief Operating Officer

External position
Member of Supervisory Board
– Steag Hamatech AG, Sternenfels
Company positions
Member of Boards of Directors
– Infineon Technologies Asia Pacific Pte. Ltd., Singapore
– Infineon Technologies – Fabrica de Semicondutores Portugal S.A., Vila do Conde, Portugal
– Infineon Technologies Richmond Limited Partnership, Wilmington, Delaware, USA
– ProMOS Technologies Inc., Hsinchu, Taiwan
Chairman of Shareholders' Representatives
– Infineon Technologies Dresden GmbH & Co. OHG, Dresden
– EUPEC GmbH & Co. KG, Warstein-Belecke
President (representing Infineon Technologies AG)
– Infineon Technologies France S.A.S, Saint-Denis, France
– Infineon Technologies Holding France S.A.S., Saint-Denis, France

* Actual figures.

** until sale of Infineon's interest to Osram in August 2001.

SUPERVISORY BOARD INFINEON TECHNOLOGIES AG

Dr. Eng. h.c. Volker Jung[1, 2, 3]
Chairman
Age: 62, Term expires: 2005
Member of the Management Board of Siemens AG
Additional positions
Chairman of the Supervisory Board of EPCOS AG, Munich
Member of the Supervisory Boards of:
- Direkt Anlage Bank AG, Munich
- MAN AG, Munich
- Messe München GmbH, Munich
Company positions
- Chairman of the Board of Administration of Siemens A.E., Athens, Greece
- Deputy Chairman of the Board of Administration of Siemens Ltd., Johannesburg, South Africa
- Member of the Board of Siemens Information and Communication Networks Inc., Boca Raton, Florida, USA

Alfred Eibl*[1, 2, 3]
Deputy Chairman
Age: 52, Term expires: 2004**
Member of the Works Council Munich Balan-/St.-Martin-Strasse

Dr. h.c. Martin Kohlhaussen[1]
Deputy Chairman
Age: 65, Term expires: 2005
Chairman of the Supervisory Board of Commerzbank AG
Additional positions
Member of the Supervisory Boards of:
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- HOCHTIEF AG, Essen
- KarstadtQuelle AG, Essen
- Linde AG, Wiesbaden
- Schering AG, Berlin
- ThyssenKrupp AG, Dusseldorf
- Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Ender Beyhan*
Age: 33, Term expires: 2004**
Member of the Central Works Council
Member of the Works Council, Munich-Perlach

Johann Dechant*
Age: 36, Term expires: 2004**
Member of the Works Council, Regensburg West

Dr. Joachim Faber
Age: 51, Term expires: 2005
Member of the Management Board of Allianz AG
Additional positions
Member of the Supervisory Boards of:
- Berlinwasser Holding AG, Berlin
- Societa Metallurgica Italiana S.p.A., Florence, Italy
Company positions
Chairman of the Supervisory Boards of:
- Allianz Asset Management GmbH, Munich
- Allianz Bauspar AG, Munich
- Allianz Vermögens-Bank AG, Augsburg
Deputy Chairman of the Supervisory Board of Universal-Leasing-GmbH, Augsburg
Member of the Supervisory Board of Allianz Capital Partners GmbH, Munich
Deputy Chairman of the Board of Administration of Allianz Risk Transfer, Zurich, Switzerland
Member of the Boards of Administration of
- IRC International Reinsurance Company S.A., Luxembourg
- RASBANK S.p.A., Milan, Italy

Heinz Hawreliuk*
Age: 54, Term expires: 2004**
Head of the Company Codetermination Department of IG Metall
Additional positions
Member of the Supervisory Boards of:
- Astrium GmbH, Ottobrunn
- DaimlerChrysler Aerospace AG, Munich
- DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich
- Eurocopter Deutschland GmbH, Donauwörth
- Siemens AG, Berlin and Munich

Klaus Luschtinetz*
Age: 58, Term expires: 2004**
Chairman of the Central Works Council
Chairman of the Works Council, Munich Balan-/St.-Martin-Strasse
Additional positions
- Member of the Board of Administration of Siemens Employees Health Insurance, Munich

[1] Member of the Executive Committee
[2] Member of the Mediation Committee
[3] Member of the Investment and Finance Committee
[4] Mr. Ruth was legally appointed to replace Stefan Radloff upon his resignation in early 2001
* Employee representative
** Unless replaced earlier by another member elected in an election held by the employees

Heinz-Joachim Neubuerger[2, 3]
Age: 48, Term expires: 2005
Member of the Management Board of Siemens AG
Additional positions
Member of the Supervisory Boards of:
- Allianz Versicherungs-AG, Munich
- Bayerische Börse AG, Munich
- HVB Real Estate Bank AG, Munich
Member of the Board of Merrill Lynch & Co., Inc., New York, USA
Vice Chairman of the Advisory Board of Münchener Handelsverein Holding GmbH & Co. KG, Munich
Company positions
Chairman of the Supervisory Boards of:
- Atecs Mannesmann AG, Dusseldorf
- Mannesmann Demag Krauss-Maffei AG, Munich
- Siemens Kapitalanlagegesellschaft mbH, Munich
- TELA Versicherungs AG, Munich
Vice Chairman of the Board of Directors of Siemens Corporation, New York, USA
Member of the Board of Siemens Ltd. China (SLC), Beijing, China
Chairman of the Advisory Board of Siemens Real Estate GmbH & Co. oHG, Munich
Managing Director of Siemens Western Finance N.V., Willemstad, Curaçao

Stefan Radloff* [4]
(until January 31, 2001)
Age: 52
Senior Vice President, Accounting and Financial Reporting; Representative of senior management

Dr. Eberhard Rauch
Age: 53, Term expires: 2005
Member of the Management Board of HypoVereinsbank AG
Additional positions
Chairman of the Supervisory Boards of:
- INVEOS AG, Hamburg
- Kennametal Hertel AG, Fürth
Member of the Supervisory Boards of:
- ADA-HAS IT Management AG, Willich
- Bionorica Arzneimittel AG, Neumarkt
- Koenig & Bauer AG, Würzburg
Member of the Board of Directors of Clearstream International S.A., Luxembourg
Company positions
Chairman of the Supervisory Boards of:
- DAB bank AG, Munich
- Norisbank AG, Nuremberg
- PlanetHome AG, Munich
Member of the Supervisory Boards of:
- Bank Austria AG, Vienna, Austria
- Vereinsbank Victoria Bauspar AG, Munich
Chairman of the Board of Administration of HVB Informations-Verarbeitungs-GmbH, Munich
Member of the Board of Administration of Adfincon GmbH, Hamburg

Univ.-Prof. Dr.-Ing. Ingolf Ruge
Age: 66, Term expires: 2005
Professor at the Technical University Munich
Additional positions
Chairman of the Supervisory Board of WorkX AG, Hofolding
Member of the Supervisory Boards of:
- Schneider Electronics AG, Türkheim
- Schneider Laser Technologies AG, Gera
- Schneider Technologies AG, Türkheim

Michael Ruth* [4]
(since February 2, 2001)
Age: 41, Term expires: 2004**
Vice President, Business Administration, Wireless Solutions; Representative of senior management

Gerd Schmidt* [2]
Age: 47, Term expires: 2004**
Deputy Chairman of the Central Works Council
Chairman of the Works Council, Regensburg West

Sibylle Wankel*
Age: 37, Term expires: 2004**
District Secretary of IG Metall, Bavaria
Additional positions
Member of the Supervisory Boards of:
- Vaillant GmbH, Remscheid
- ZEPPELIN GmbH, Garching near Munich

Prof. Dr. Claus Weyrich
Age: 57, Term expires: 2005
Member of the Management Board of Siemens AG
Additional positions
Member of the Supervisory Board of Heraeus Holding GmbH, Hanau
Company positions
Chairman of the Board of Siemens Corporate Research, Princeton, NJ, USA

Dr. Ing. Klaus Wucherer
Age: 57, Term expires: 2005
Member of the Management Board of Siemens AG
Additional positions
Member of the Supervisory Board of Deutsche Messe AG, Hanover
Company positions
Member of the Supervisory Board of BSH Bosch und Siemens Hausgeräte GmbH, Munich
Chairman of the Boards of Administration of:
- Siemens Ltd., Peking, China
- Siemens E&A, Atlanta, GA, USA
- Siemens K.K., Tokyo, Japan
- Yaskawa Siemens Automation & Drives/YSAD, Tokyo, Japan
Member of the Boards of Administration of:
- Eviop-Tempo, Athens, Greece
- Siemens Building Technologies, Zurich, Switzerland
- Siemens Ltd., Mumbai, India

1 Member of the Executive Committee
2 Member of the Mediation Committee
3 Member of the Investment and Finance Committee
4 Mr. Ruth was legally appointed to replace Stefan Radloff upon his resignation in early 2001
* Employee representative
** Unless replaced earlier by another member elected in an election held by the employees

SIGNIFICANT SUBSIDIARIES AND ASSOCIATED COMPANIES
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Name and Location of Company	
EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH & Co. KG, Warstein-Belecke, Germany	100 %
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	100 %
Infineon Technologies SC 300 GmbH & Co. KG, Dresden, Germany	87 %
Infineon Technologies Austria AG, Villach, Austria	100 %
Infineon Technologies – Fabrico de Semiconductores, Portugal S.A., Vila do Conde, Portugal	100 %
Infineon Technologies France S.A.S., Saint-Denis, France	100 %
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	100 %
Infineon Technologies Trutnov s.r.o., Trutnov, Czech Republic	100 %
Infineon Technologies U.K. Ltd., Bracknell, U.K.	100 %
Infineon Technologies Holding North America Inc., Wilmington, Delaware, USA	100 %
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100 %
Infineon Technologies Richmond LP, Richmond, Virginia, USA	100 %
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100 %
Infineon Technologies (Integrated Circuit) Sdn. Bhd., Malacca, Malaysia	100 %
Infineon Technologies Japan K.K., Tokio, Japan	100 %
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100 %
ALTIS Semiconductor S.N.C, Essonnes, France	50.1 %
ProMOS Technologies Inc., Hsinchu, Taiwan	32.5 %

An extended list of Subsidiaries and Associated Companies is on file at the Commercial Register of Munich, Germany, under the number HRB 126 492.

"THIS PAGE INTENTIONALLY LEFT BLANK"

SHAREHOLDER INFORMATION

INFINEON TECHNOLOGIES AG

Established	April 1, 1999
Headquarters	St.-Martin-Str. 53, 81669 Munich, Germany Phone: +49 89 234-0
Financial Year	October 1st to September 30th
Independent Auditors	KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft Berlin and Frankfurt am Main

Stock Listing
On March 13, 2000, our company successfully completed its initial public offering of its securities in Germany and in the United States. Since then, Infineon shares have been officially listed on the Frankfurt Stock Exchange (ticker symbol: IFX, German securities code number 623100) and is traded in Germany via Xetra and on the stock exchanges in Berlin, Bremen, Dusseldorf, Frankfurt, Hamburg, Hanover, Munich, and Stuttgart. Options on the share trade on the German-Swiss options exchange Eurex and on other exchanges. The Infineon share is also traded on the New York Stock Exchange (NYSE) under the ticker symbol "IFX" in the form of American Depositary Shares (ADSs) – with each ADS representing one share. The depositary for the ADSs is Morgan Guaranty Trust Company (60 Wall Street, NY 10260 New York, USA). On September 30, 2001, there were a total of 693,025,144 shares outstanding.

Contact for Investors and Analysts
Email Investor.Relations@infineon.com
Phone/Fax +49 (0) 89 2 34-2 66 55/-71 84 84

Media Contact
Email Media.Relations@infineon.com
Phone/Fax +49 (0) 89 2 34-2 84 80/-2 84 82

Visit us on the Web at www.infineon.com

FINANCIAL CALENDAR 2002*

Monday or Tuesday, January 21/22
Publication of first quarter 2002 results
Tuesday, January 22
2002 Shareholders' Annual General Meeting 10 a.m. CET in Munich, Olympiahalle (Olympic Hall)
Tuesday, April 23
Publication of second quarter 2002 results
Tuesday, July 23
Publication of third quarter 2002 results
Tuesday, November 12
Publication of preliminary fourth quarter 2002 results and preliminary figures for the 2002 financial year

* Preliminary dates

IMPRINT FINANCIAL REVIEW 2001

Published by
Infineon Technologies AG, Munich

Project Management
Achim Schneider

Editorial Staff
Katja Buerkle, François Eksteen, Leonhard Mayr

Designed by
OgilvyOne worldwide GmbH & Co. KG, Frankfurt am Main

Printed by
Kunst- und Werbedruck GmbH & Co. KG, Bad Oeynhausen

If you would like to ORDER ADDITIONAL COPIES of the Financial Review 2001 or the company's Strategic Review 2001 documents either in German or in English, or if you would like to view this reports and the latest investor information online, please visit us on the Internet at: www.infineon.com/investor. Shareholders and other interested investors may also obtain free copies by calling or writing to Investor Relations.

FOR INTERNAL ORDERS

LZF Fuerth-Bislohe

Intranet order	http://c4bs.spls.de
Fax order	+49 (0) 9 11 6 54 42 71
Order Number	(English) B192-H7971-X-X-7600
Financial Review 2001	(German) B192-H7971

[Never stop thinking]

Financial Review 2001
Printed in Germany
Published by Infineon Technologies AG, Munich
Order Number: B192-H7971-X-X-7600 (English)